07022194

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kontron

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 34840 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/4/07

Annual Report 2004
Geschäftsbericht 2004


kontron

The Kontron people
Menschen bei Kontron

kontron
... always a Jump ahead!

➤ Kontron in figures

➤ Kontron in Zahlen

	2004 in Mio EUR	2003 in Mio EUR
Revenue Umsatzerlöse	262,1	229,3
Gross margin Bruttoergebnis vom Umsatz	99,8	88,5
Operational cost Operative Kosten	80,6	79,1
EBIT before extraordinary goodwill write-off and other intangibles related to acquisitions EBIT vor Sonderabschreibung auf Firmenwerte und immaterielle Vermögensgegenstände aus Akquisitionen	20,1	10,1
Net income Periodenüberschuss	13,5	-27,8
Cash flow from operational activities Operativer Cash Flow	14,1	16,8
Number of design wins Anzahl Design Wins	263	156

	2004 in Mio EUR	2003 in Mio EUR
Cash & short term investments Kassenbestand & kurzfristige Wertpapiere	56,3	64,5
- as of bank loans - davon Bankverbindlichkeiten	42,6	46,0
Inventory and trade receivables Vorräte und Forderungen L.u.L.	82,1	79,2
Total assets Bilanzsumme	278,8	272,0
Equity ratio Eigenkapitalquote	69,1%	66,4%
Number of employees (31st of December) Mitarbeiter (31.12.)	1.832	1.687
- as of which engineers in R & D - davon Ingenieure in F & E	694	588
Order backlog Auftragsbestand	100,2	100,0

➤ Contents
➤ Inhalt



Introduction

A good year

The year 2004 was a good year for Kontron AG: We were fully able to meet the ambitious targets of sustained revenue growth and a considerable increase in earning power, while further expanding our global presence and technology leadership at the same time. Even though the continuing decline in the US dollar slightly marred the picture, the gratifying business developments in the Kontron Group did, however, have a considerable impact on the key figures for 2004. Adjusted for foreign exchange rates, revenues rose by 20 percent to EUR 262 million, while the operating profit doubled in comparison with the previous year to EUR 20.1 million and net income reached a record level of EUR 13.5 million. These figures considerably exceeded the expectations announced at the start of the year and fulfilled the higher profit and revenues predictions set in mid-2004.

Kontron AG recorded especially gratifying developments on the American market, with revenues and profits continuously rising over the past two years. Accounting for a 40 percent share of total Group revenues and the highest regional profitability rates, the USA, alongside Europe, has become our most important market. The great importance of the US business for Kontron is underscored by the appointment of US-national Charles Newcomb as the new Finance Director in autumn 2004, a step that will also set the course for tapping into the North American capital markets. However, we still do not have any plans to obtain a listing on the NASDAQ.

In parallel to our increased involvement in America, Kontron AG also consistently pursued its strategic orientation in the emerging markets, mainly China, Russia and Eastern Europe, and has further extended business activities with an increase in revenues of over 40 percent.

In the meantime, more than 700 members of staff are active in these regions. This is not, however, the result of outsourcing, since the number of employees in Germany rose by 10 percent to 676 at the same time. Although we are active on a global scale, we are committed to Germany as our main location, with its outstandingly qualified and dedicated professionals and excellent infrastructure.

The Kontron Group is growing and creating jobs throughout the world. Since we obtained a stock exchange listing in 2000, the number of employees has almost quadrupled from around 500 to over 1,800 in the past year. The company's success depends essentially on the know-how, dedication and motivation of our staff. Therefore, we would like to dedicate this annual report to the people at Kontron.

We are confident that we will achieve healthy growth in 2005 and beyond, and will also, in connection with keen cost awareness, further increase our earning power, while creating new jobs at the same time.

Hannes Niederhauser
Chief Executive Officer

➤ Vorwort

Ein gutes Jahr

2004 war für die Kontron AG ein gutes Jahr: Wir haben die hochgesteckten Ziele eines nachhaltigen Umsatzwachstums und einer deutlichen Steigerung der Ertragskraft voll erreicht und dabei gleichzeitig unsere globale Präsenz und Technologieführerschaft weiter ausgebaut. Auch wenn der anhaltende Verfall des US-Dollars das Gesamtbild ein wenig trübt, so schlägt sich die erfreuliche Geschäftsentwicklung der Kontron-Gruppe in den wichtigsten Kennzahlen des Geschäftsjahres 2004 doch deutlich nieder: Der Umsatz stieg währungsbereinigt um 20 Prozent auf 262 Mio. Euro, das operative Ergebnis hat sich mit 20,1 Mio. Euro gegenüber dem Vorjahr verdoppelt und der Jahresüberschuss erreichte mit 13,5 Mio. Euro Rekordniveau. Mit diesen Werten haben wir die zu Beginn des Geschäftsjahres formulierten Erwartungen deutlich übertroffen und die Mitte 2004 erfolgte Anhebung der Gewinn- und Umsatzprognose eingehalten.

Besonders erfreulich hat sich für die Kontron AG der amerikanische Markt entwickelt, wo bereits seit zwei Jahren ein nachhaltiges Wachstum – sowohl bei den Erlösen wie auch dem Ergebnis – erzielt wird. Mit 40 Prozent Anteil am Gesamtumsatzvolumen der Gruppe und den höchsten regionalen Ergebnisraten sind für uns die USA – neben Europa – zum wichtigsten Markt geworden. Mit der Ernennung unseres neuen Finanzvorstands Charles Newcomb im Herbst 2004 haben wir der hohen Bedeutung des US-amerikanischen Geschäfts für Kontron Rechnung getragen und gleichzeitig auch die Weichen für die Erschließung des nordamerikanischen Kapitalmarktes gestellt. Ein Gang an die NASDAQ ist aber nach wie vor nicht geplant.

Parallel zu unserem verstärkten Engagement in Amerika hat die Kontron AG auch konsequent ihre strategische Ausrichtung in den Emerging Markets, vor allem China, Russland und Osteuropa, verfolgt und das Geschäft – bei einem Umsatzwachstum von 40 Prozent – weiter ausgebaut.

Mittlerweile sind in diesen Regionen bereits mehr als 700 Mitarbeiter beschäftigt. Dies ist allerdings keineswegs das Ergebnis einer ‚Auslagerung', denn gleichzeitig stieg auch die Mitarbeiterzahl in Deutschland um mehr als 10 Prozent auf 676. Denn wir stehen – obgleich global tätig – zum Standort Deutschland, den hervorragend qualifizierten und engagierten Fachkräften und der guten Infrastruktur.

Die Kontron-Gruppe wächst und schafft – weltweit – Arbeitsplätze: Seit dem Börsengang im Jahr 2000 hat sich die Mitarbeiterzahl von ca. 500 auf über 1.800 im abgelaufenen Geschäftsjahr fast vervierfacht. Ohne das Know how, den Einsatz und die Motivation all dieser Mitarbeiter wäre der Erfolg unseres Unternehmens nicht möglich. Den vorliegenden Geschäftsbericht haben wir deswegen den Menschen bei Kontron gewidmet.

Wir sind zuversichtlich, auch im Jahr 2005 und darüber hinaus ein gesundes Wachstum zu erzielen und bei einem hohen Kostenbewusstsein die Ertragskraft weiter zu steigern und gleichzeitig neue Arbeitsplätze zu schaffen.



Hannes Niederhauser
Vorstandsvorsitzender



Kontron im Überblick



Kontron in brief

▷ Kontron in brief
▷ Kontron im Überblick





Kontron AG ranks as one of the world's largest manufacturers of embedded computer technology (ECT). Embedded computers are electronic "brains" based on hardware and software that provide the most varied systems and equipment with intelligence. The Kontron Group produces a full range of ECT products such as components, boards, systems and solutions, including standard and applications software at its main locations in Germany, Montreal, San Diego (America), as well as in Taipei (Asia). As a global manufacturer, Kontron is present in the three main markets of North America, Europe, and increasingly, in the emerging markets of China, Russia and Eastern Europe. Global product marketing is supported through the company's own sales outlets in over 20 countries. Founded in 1962, the Group now employs over 1,800 members of staff, of whom over one-third (approx. 700) are active in the research, development and engineering divisions. With revenues rising by an average of over 40 percent per year since the spin-off from BMW in 1999, Kontron ranks as one of Germany's fastest growing technology companies.

The future belongs to embedded computer technology

ECT technology is one of the most important future markets. Since their emergence around 15 years ago, these technologies have recorded some of the strongest growth rates in the world. Embedded computer systems not only make everyday life easier in many areas, they are also used, mainly as special industrial solutions, in machinery, equipment, systems and facilities. Kontron is not a provider of standard products, but develops highly sophisticated technologies and supplies leading original equipment manufacturers (OEMs), system integrators and applications companies in the most varied market segments. This includes data transmission and telecommunications, automation, medical technology, as well as security and military technology all the way through to lottery and consumer applications. Kontron's systems, for example, control high-speed elevators, welding

Die Kontron AG ist einer der weltweit größten Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind „elektronische Gehirne", basierend auf Hard- und Software, um unterschiedlichste Anlagen und Geräte mit Intelligenz auszustatten. An den Hauptstandorten in Deutschland, Montreal und San Diego (Amerika) sowie Taipei (Asien) entwickelt und produziert die Kontron-Gruppe alle ECT-Produkte wie Komponenten und Boards sowie Systeme und Lösungen inklusive Standard- und Applikations-Software. Als globaler Produzent ist Kontron in den drei Hauptmärkten Nordamerika, Europa sowie zunehmend in den Emerging Markets China, Russland und Osteuropa präsent. Eigene Vertriebsniederlassungen in über 20 Ländern unterstützen den globalen Verkauf der Produkte. Bereits 1962 gegründet, beschäftigt die Gruppe heute über 1.800 Mitarbeiter, davon mehr als ein Drittel (ca. 700) in den Bereichen Forschung, Entwicklung und Engineering. Mit einem durchschnittlichen Umsatzplus von mehr als 40 Prozent pro Jahr seit dem Spin-off von BMW im Jahre 1999 gehört Kontron zu den am schnellsten wachsenden Technologie-Unternehmen Deutschlands.



Die Zukunft gehört der Embedded Computer Technologie

Die ECT-Technologie ist einer der wichtigsten Zukunftsmärkte überhaupt. Der Markt für diese Technologie ist seit seinem Entstehen vor etwa 15 Jahren einer der wachstumsstärksten der Welt. Embedded Computer-Systeme erleichtern robots, dialysis and X-ray equipment, as well as gaming machines in Las Vegas.



Complex ECT systems network fleets of jeeps, direct the flow of data in mobile communications networks, provide security and speed on the Internet and also feature as key elements in the latest "advanced telecom computing architecture" standards (ATCA).

ATCA as growth engine

Compared with conventional backbone telecommunications systems, ATCA is faster, more fault tolerant and based on a cost efficient standard technology. By 2010, all major players in the telecommunications industry will have switched from the backbone systems they formerly developed in-house to this new standard as developed by Kontron. These shifts position Kontron as a frontrunner in the development of these more powerful and cost efficient ATCA boards, known as blades.

Outsourcing is generating strong momentum

Kontron and the entire ECT market is likely to achieve strong growth from the increasing level of outsourcing, particularly among major corporations contracting out the ECT solutions

in vielfältigen Einsatzgebieten nicht nur das Alltagsleben, sondern werden vor allem als industrielle Speziallösungen in Maschinen, Geräten und Anlagen eingesetzt. Kontron ist kein Anbieter von Standardprodukten, sondern entwickelt hochkomplexe Technologien und beliefert damit führende „Original Equipment Manufacturers" (OEMs), Systemintegratoren und Anwendungsanbieter in unterschiedlichsten Marktsegmenten wie der Daten- und Telekommunikation, der Automatisierung, der Medizintechnik, der Sicherheits- und Militärtechnik bis hin zu Lotterie- und Konsumentenanwendungen. Die Systeme von Kontron steuern zum Beispiel Hochgeschwindigkeitszüge, Schweissroboter, Dialyse- und Röntgengeräte als auch die Spielautomaten in Las Vegas. Komplexe ECT-Systeme vernetzen Jeep-Flotten, lenken den Datenstrom in Mobilfunknetzen, sorgen für Sicherheit und Schnelligkeit im Internet oder werden in dem neuesten Telekommunikations-Standard „Advanced Telecom Computing Architecture" (ATCA) eingesetzt.

Wachstumsmotor ATCA

ATCA ist gegenüber bisherigen Telekom Backbone-Systemen schneller, fehlertoleranter, leichter zu warten und basiert auf einer kostengünstigen Standard-Technologie. Alle gro-







Computers and passion? Sure – that's what it's like when you're teaming up with congenial colleagues, putting in a lot of overtime, drinking good coffee and developing leading edge technology – while enjoying the feeling that your latest brain-child will soon be conquering the embedded computer market.

Computer und Leidenschaft? Ja – das beschreibt das Gefühl, wenn man mit gleichgesinnten Kollegen, vielen Überstunden und gutem Kaffee schon während des Entwickelns neuester Technologien spürt, dass man damit den Embedded Computer-markt erobern wird.

Fritz Krauss

DEVELOPMENT



formerly developed in-house to experts such as Kontron. Kontron develops over 200 ECT designs per year and is therefore able to offer its customers cost efficient development services.

The organization: a flexible, global network

The Kontron Group is equally powerful and flexible in terms of its organizational structure: Between the central functions of marketing, procurement, production and the logistics centers, the individual sites operate as specialized product centers in small and therefore highly flexible units. Despite its growing size and increasing globalization, the Kontron Group does not position itself as a centralized organization but as a highly agile and therefore highly efficient and lean organization facing the challenges of the market. Kontron is the only ECT corporation that owns development, customer service and complete production units in Europe, North America and Asia. At the same time, Kontron covers the entire product and value-added chain in embedded computer technology. Consequently, the company holds an absolute top position and ranks as a pioneer in the branch.

ßen Unternehmen der Telekommunikations-Industrie werden bis 2010 ihre bisher intern entwickelten Backbone-Systeme an diesen neuen Standard, wie ihn Kontron entwickelt-anpassen. Damit ist Kontron bei der Entwicklung von diesen leistungsfähigeren und kostengünstigeren ATCA-Boards, den so genannten Blades, ganz vorn.

Starke Impulse durch Outsourcing

Starke Wachstumsimpulse für Kontron und den gesamten ECT-Markt verspricht darüber hinaus der zunehmende Outsourcing-Trend, insbesondere bei Großunternehmen, die die bisher Inhouse entwickelten ECT-Lösungen an Experten wie Kontron abgeben. Kontron entwickelt über 200 ECT Designs pro Jahr und kann damit Entwicklungen kostengünstiger an seine Kunden anbieten.

Die Organisation: Föderalistisch statt zentralistisch

Mit ihrer Organisationsstruktur ist die Kontron-Gruppe ebenso leistungsstark wie flexibel: Zwischen den zentralen Funktionen des Vertriebs,





World market share ECT
Weltmarktanteil ECT


Motorola: 10.5%
Kontron: 8.5%
Advantech: 8.5%
Radisys: 5.8%
GE-Fanuc: 3.8%
Mercury: 3.5%
SBS: 3.4%
Others: 56%

Broad diversification and customer base

Kontron AG's successful diversification strategy is integral to its success. No single market segment accounts for more than 20 percent of total revenues at present. In addition to the fast-growing (leisure) gaming segment, 2004 also saw revenues grow in the military and security segments, mobile applications, energy and logistics as well as in automation and telecommunications, but also in the medical sector and





des Einkaufs, der Produktion und den Logistik-Centern arbeiten die einzelnen Standorte als spezialisierte Produkt-Center in kleinen und damit sehr flexiblen Einheiten. Insgesamt stellt sich die Kontron-Gruppe damit trotz wachsender Größe und zunehmender Globalisierung nicht als zentralistische Organisation, sondern als höchst bewegliche und damit hoch effiziente und schlanke Organisation den Herausforderungen des Marktes. Kontron ist das einzige ECT-Unternehmen, das Entwicklung, Kundenservice und komplette Fertigungseinrichtungen sowohl in Europa, in Nordamerika als auch in Asien besitzt. Gleichzeitig deckt Kontron die gesamte Produkt- und Wertschöpfungskette in der Embedded Computer Technologie ab. Damit nimmt das Unternehmen eine absolute Spitzenposition und Vorreiterrolle in der Branche ein.

Breite Diversifizierung und Kundenbasis

Ein wesentlicher Erfolgsfaktor der Kontron AG liegt in der erfolgreichen Diversifizierungsstrategie. So trägt aktuell kein Marktsegment mehr als 20 Prozent zum Gesamtumsatz bei. Dem stark wachsenden Bereich Gaming (Vergnügungsindustrie) standen 2004 ebenso wichtige Umsatzträger in der Militär- und Sicherheitstechnik, den mobilen Anwendungen, der Energiewirtschaft und Logistik sowie der Automatisierung und Telekommunikation, aber



KONTRON AG Eching - Germany
KONTRON Embedded Germany
KONTRON Modular Germany
KONTRON Modules Germany
KONTRON Canada Canada
KONTRON Americas USA
KONTRON Embedded Taiwan
KONTRON Russia Moscow
KONTRON Eastern Europe Warsaw
KONTRON UK
KONTRON Transport Belgium
KONTRON Industrial Control Ulm/Czech
KONTRON Technology Denmark
KONTRON China Beijing

the automotive industry. Moreover, the dependence on individual clients is extremely low: with over 3,000 customers in the most varied sectors, no single account contributed more than 5 percent of total Group revenues in 2004.

Strong customer loyalty, higher value creation

With the diversification of the product range and the emergence of new applications technologies, Kontron AG has profiled itself as a technology and solutions corporation with a high share of engineering services. The Group differentiates itself from traditional component suppliers as it provides entire systems and related services from a single source. In addition, the high and constantly rising share of engineering services (approximately 40 percent hardware and 60 percent software) not only enhances customer loyalization, but also boosts value creation. "Up the value chain" is how Kontron describes the strategy of providing relatively simple EC modules through to EC systems and on to complex EC applications with a high degree of value creation in order to offer a complete product range, while at the same time advancing the development of complex and sophisticated technologies. EC applications with a gross margin of over 50 percent now account for 26 percent of Kontron AG's revenues.

auch der Medizin und dem Automobilbereich beiseite. Auch die Abhängigkeit von Einzelkunden ist sehr gering: Bei einer Basis von mehr als 3.000 Kunden aus den unterschiedlichsten Branchen trug 2004 keiner mehr als 5 Prozent zum Gesamtumsatz der Gruppe bei.

Starke Kundenbindung, höhere Wertschöpfung

Mit der Diversifizierung der Produktpalette und der Erschließung neuer Anwendungstechnologien hat sich die Kontron AG als Technologie- und Lösungsanbieter mit einem hohen Engineering-Anteil profiliert. Durch die gesamte Systemleistung aus einer Hand hebt sich die Gruppe damit von den traditionellen Komponenten-Lieferanten deutlich ab. Mit dem hohen und ständig steigenden Engineering-Anteil (ca. 40 Prozent Hard- und 60 Prozent Software) ist auch die Kundenbindung ebenso wie die Wertschöpfung gestiegen. „Up the value chain" bezeichnet Kontron die Strategie, von relativ einfachen EC-Modulen über EC-Systeme bis hin zu komplexen EC-Applikationen mit hoher Wertschöpfung die gesamte Palette anzubieten und gleichzeitig die Entwicklung komplexer Technologien voranzutreiben. EC-Applikationen mit einer Gross Margin von über 50 Prozent machen bereits heute 26 Prozent des Umsatzes der Kontron AG aus.


Fremont
Montreal
Kaufbeuren
San Diego
Eching - Headquarter
Headquarter
Division
Sales office
Emerging Markets
Europe
North America


Moscow
Beijing
Taipei
Deggendorf





➤ Fiscal year 2004
➤ Das Geschäftsjahr 2004

Ambitious revenues and income forecasts met

In 2004 Kontron AG considerably exceeded the optimistic expectations announced at the start of the year and fulfilled the higher profit and revenues predictions set mid-year. Originally we were expecting a 16 percent growth in revenues and a 70 percent rise in operating income, but we increased our predictions in view of the first-half figures and the sound order levels, namely to a 20 percent rise in revenues (adjusted for exchange rate effects) and a doubling of the operating income to EUR 20 million.

Revenue Trend (mio €)
Umsatzentwicklung (Mio €)



250
200
150
100
50
0
50
126
189
215*
229
262
1999
2000
2001
2002
2003
2004

** incl. JUMPtec consolidated as of July 3, 2002*
** inkl. JUMPtec zum 03. Juli 2002 konsolidiert*

We have achieved both targets in the meantime. Total revenues reached a record level of EUR 262.1 million, in spite of the considerable weakening of the US dollar against the euro which again amounted to around 14 percent during 2004. Kontron currently invoices around 60 percent of its orders in US dollars. Adjusted for exchange rate effects (the average exchange rate was 1.25 in 2004 compared with 1.14 in the previous year and 0.94 in 2002) Kontron revenues were up by over 20 percent compared with the previous year. For clarification: If Kontron produced its accounts in US dollars, revenues would have amounted to USD 328 million in the past year compared with EUR 261 million in

Ehrgeizige Prognosen bei Umsatz und Ergebnis erreicht

Die Kontron AG hat im Geschäftsjahr 2004 die zu Beginn des Jahres formulierten optimistischen Erwartungen weit übertroffen und die Mitte des Jahres erfolgte Anhebung der Gewinn- und Umsatzprognose erfüllt. War man ursprünglich von einem währungsbereinigten Umsatzwachstum für 2004 von 16 Prozent und einem Anstieg des operativen Ergebnisses von 70 Prozent ausgegangen, so gaben die Zahlen des ersten Halbjahres und der gute Auftragsbestand Anlass, diese Prognose zu erhöhen: auf ein 20-prozentiges währungsbereinigtes Umsatzwachstum und eine Verdoppelung des operativen Ergebnisses auf 20 Mio. Euro. Beide Ziele wurden erreicht. Der Gesamtumsatz lag bei 262,1 Mio. Euro und erreichte damit trotz des erheblichen Wertverlustes des US-Dollar gegenüber dem Euro – wiederum ca. 14 Prozent während des Geschäftsjahres 2004 – Rekordniveau. Kontron fakturiert fast 60 Prozent seiner Aufträge in US-Dollar. Bereinigt um diese Währungseffekte (Jahresdurchschnittskurs lag bei 1,25 in 2004 gegenüber 1,14 im Vorjahr und 0,94 in 2002) hat Kontron bei den Erlösen gegenüber dem Vorjahr um über 20 Prozent zugelegt. Zur Verdeutlichung: Würde die Kontron in US-Dollar bilanzieren, so hätte der Umsatz im abgelaufenen Geschäftsjahr 328 Mio. USD betragen gegenüber 261 im Vorjahr. Dies entspricht einem Wachstum von 25 Prozent. Alleine im vierten Quartal konnte die Kontron AG einen Umsatz von 67,1 Mio. Euro erzielen gegenüber 64,3 Mio. Euro im dritten Quartal und 54,4 Mio. Euro im Vorjahreszeitraum.





the previous year. This corresponds to a 25 percent growth rate. In the fourth quarter alone Kontron AG posted revenues of EUR 67.1 million compared with EUR 64.3 million in the third quarter and EUR 54.4 million in the previous year. Orders on hand at December 31, 2004 stood at EUR 100 million, adjusted for exchange rate movements, representing a 7 percent growth compared with EUR 100 million in the previous year. The gross sales margin amounted to EUR 99.8 million compared with EUR 88.5 million in the previous year. The momentum for growth in the fourth quarter came in particular from the gaming and transportation markets. The regions with the highest growth in the fourth quarter were mainly Russia and Eastern Europe. Overall in 2004 we increased revenues by 25 percent from USD 116 million to USD 148 million in the USA, by 17 percent in Europe and by 38 percent from USD 34 million to USD 47 million in emerging markets (China, Russia and Eastern Europe).

Exchange rates have less impact on income

Although the permanent fall of the US dollar against the euro considerably influences Kontron AG's revenue growth, this effect has less effect

Der Auftragsbestand betrug zum 31.12.2004 100 Mio. Euro – währungsbereinigt ein 7-prozentiges Wachstum gegenüber 100 Mio. Euro im Vorjahreszeitraum. Das Bruttoergebnis vom Umsatz lag bei 99,8 Mio. Euro (Vorjahr: 88,5 Mio. Euro). Wachstumsimpulse gingen im vierten Quartal insbesondere von den Märkten Gaming und Transportation aus. Regional erreichten im vierten Quartal vor allem Russland und Osteuropa die höchsten Wachstumsraten. Insgesamt wurden im Geschäftsjahr 2004 gegenüber dem Vorjahr in Amerika ein Umsatzplus von 25 Prozent (von 116 Mio. USD auf 148 Mio. USD), in

Operating cash flow (mio €)
Operativer Cash Flow (Mio €)



25
20
15
10
5
0
15,5
22,4
16,8
14,1
2001
2002
2004



The functionality and reliability of newly-developed products are meticulously inspected and tested down to the smallest detail by our approval staff. With our high-end oscilloscopes, we are able to test signal integrity of new serial interfaces such as PCI Express, Gigabit Ethernet, USB 2.0 and Serial ATA.

Neu entwickelte Produkte werden vom Approval bis ins kleinste Detail auf Funktionalität und Zuverlässigkeit geprüft. Mit unserem High End Oszilloskop können wir die Signalintegrität der neuen seriellen Schnittstellen, wie PCI Express, Gigabit Ethernet, USB 2.0 oder Serial ATA prüfen.

Georg Pöhn

APPROVAL STAFF

on income in relative terms. Kontron offsets 90 percent of the currency-related uncertainties by its global engagements (location hedging), in purchasing among others, while 10 percent were largely regulated on a fiscal basis, so that overall the currency effects on profits only amounted to EUR 700,000 in 2004. Nevertheless, with a foreign sales share in excess of 85 percent, Kontron AG still experienced dampening effects on growth from longer-term international currency imbalances or fluctuations.

Operating income doubles to over EUR 20 million and net income hits record level of EUR 13.5 million

With an operating income (EBIT) of EUR 20.1 million, Kontron AG doubled its income compared with the previous year (EUR 10.1 million before exceptional depreciation). The fourth quarter of 2004 contributed EUR 5.1 million (compared with EUR 4.4 million in the third quarter and EUR 3.8 million in the previous year). Net income saw even more impressive growth for the whole of the year reaching a record level of EUR 13.5 million.

Solid financial and asset position

Once again Kontron AG held a solid financial and asset position in 2004. As of December 31, 2004 liquid assets amounted to EUR 56.3 million compared with EUR 64.5 million in the previous year. Short-term bank debt in particular was reduced from EUR 8 million to EUR 4 million. Bank debt was therefore considerably exceeded by cash deposits which amounted to EUR 42.6 million. Holding a cash surplus of EUR 13.7 million, Kontron is free of debt. The positive operating cash flow in 2004 amounted to EUR 14.1 million compared with EUR 16.8 million in the previous year. With a balance sheet total of EUR 278.7 million by comparison with EUR 272.0 million in the previous year, the equity ratio amounted to 69 percent over 66.4 percent in the previous year. The net cash position of the Kontron Group, which decreased from EUR 18.5 million as of December 31, 2003 to


0
4
8
12
16
8,4
15,1
8,5
1,6
10,1
20,1
FY 1999
FY 2000
FY 2001
FY 2002
FY 2003*
FY 2004

EBIT Trend in Mio EUR

* *before extraordinary write-off of goodwill & other intangiblesrelated to acquisitions*
* *vor Sonderabschreibung Firmenwert u.a. immaterielle Vermögensgegenstände aus Akquisitionen*

Europa ein Plus von 17 Prozent und in den Emerging Markets (China, Russland und Osteuropa) ein Wachstum von 38 Prozent (von 34 Mio. USD auf 47 Mio. USD) erreicht.

Währungseffekte mit geringen Auswirkungen auf das Ergebnis

So sehr der permanente Währungsverlust des US-Dollar gegenüber dem Euro das Umsatzwachstum der Kontron AG erheblich beeinflusst, so (relativ) wenig schlägt sich dieser Effekt allerdings im Ergebnis durch. Kontron gleicht 90 Prozent der Währungsunsicherheiten durch sein weltweites Engagement (Standort-Hedging), vor allem auch im Einkauf aus, 10 Prozent werden weitgehend finanztechnisch reguliert, so dass sich im Geschäftsjahr 2004 in Summe beim Ergebnis die Währungseffekte mit ca. 700.000 Euro niederschlagen. Dennoch bleiben für die Kontron AG mit einem Auslandsumsatz von über 85 Prozent längerfristige internationale Währungsungleichgewichte bzw. -schwankungen eine Wachstumsbremse.

Verdoppelung des operativen Ergebnisses auf über 20 Mio. Euro, Jahresüberschuss mit 13,5 Mio. Euro auf Rekordniveau

Mit einem operativen Ergebnis (EBIT) von 20,1 Mio. Euro hat die Kontron AG das Ergebnis gegenüber dem Vorjahr (10,1 Mio. Euro vor Sonderabschreibung) verdoppelt. Dazu trug das vierte



cost trend
(in % of revenues)
Kostentrend
(in % vom Umsatz)



40
30
20
10
0
31,5
38,3
34,3
30,8
2001
2002
2003
2004

EUR 13.7 million, resulted from three major investments committed by the Kontron Group:

➤ Two new buildings:
the new engineering centre in Moscow, and the logistics centre in Roding (costing around EUR 5 million)

➤ An increase in the stake in a joint venture in China (EUR 4.2 million) and

➤ an increase in the shareholding from 64 to 100 percent in Kontron Mobile Computing, Minneapolis (squeeze out of approximately EUR 4 million).

Further improvement in cost structure

Kontron AG once again improved its entire cost structure in 2004. Total operating costs amounted to EUR 80.6 million in 2004 by comparison with EUR 79.1 million in the previous year. Measured against revenues this represents a decline by over 33 percent in 2003 to 31 percent in the year under review. These cost improvements were also substantial in terms of inventories, which at the end of 2003 amounted to EUR 46.5 million and had risen at the end of 2004 by just 2 percent to EUR 47.4 million, in



Quartal 2004 mit 5,1 Mio. Euro bei (gegenüber 4,4 Mio. Euro im dritten Quartal und 3,8 Mio. Euro im Vorjahreszeitraum). Noch erfreulicher entwickelte sich im gesamten Geschäftsjahr 2004 der Periodenüberschuss. Er erreichte mit 13,5 Mio. Euro Rekordniveau.

Solide Finanz- und Vermögenslage

Die Kontron AG hat auch im Geschäftsjahr 2004 eine solide Finanz- und Vermögenslage vorzuweisen. Zum 31.12.2004 betrug der Bestand an liquiden Mitteln 56,3 Mio. Euro (Vorjahr: 64,5 Mio. Euro). Insbesonders die kurzfristigen Bankverbindlichkeiten wurden von 8 auf 4 Mio. Euro rückgeführt. Damit übersteigt der Barbestand die Bankverbindlichkeiten von 42,6 Mio. Euro deutlich. Kontron hat keine Verschuldung, sondern einen Cashüberhang von 13,7 Mio. Euro. Der positive operative Cashflow lag 2004 bei 14,1 Mio. Euro gegenüber 16,8 Mio. Euro im Vorjahr. Bei einer Bilanzsumme von 278,7 Mio. Euro (Vorjahr: 272,0 Mio. Euro) betrug die Eigenkapitalquote 69 Prozent (Vorjahr: 66,4 Prozent). Der gegenüber dem Vorjahr (18,5 Mio. Euro zum 31.12.2003) auf 13,7 Mio. Euro zurück gegangene Netto-Cash-Bestand der Kontron-Gruppe resultiert u.a. aus drei größeren Investitionen, die die Kontron-Gruppe vorgenommen hat:

➤ zwei neue Gebäude:
das neue Engineering-Center in Moskau und das Logistik-Center in Roding (ca. 5 Mio. Euro)

➤ die Erhöhung der Anteile am Joint Venture in China (4,2 Mio. Euro) sowie

➤ die Erhöhung der Beteiligung von 64 auf 100 Prozent an der Kontron Mobile Computing, Minneapolis (Squeeze Out ca. 4 Mio. Euro).

Weiter verbesserte Kostenstruktur

Die Kontron AG hat im Geschäftsjahr 2004 ihre gesamte Kostenstruktur nochmals verbessert. So lagen die gesamten operativen Kosten im Geschäftsjahr 2004 bei 80,6 Mio. Euro gegenüber 79,1 Mio. Euro im Vorjahr. Gemessen am Umsatz reduzierten sich damit die Kosten von über


EB420
EB8540



33 Prozent im Geschäftsjahr 2003 auf 31 Prozent im abgelaufenen Geschäftsjahr. Deutlich werden diese Kostenverbesserungen auch bei den Lagerbeständen: Sie betrugen Ende 2003 46,5 Mio. Euro und stiegen bis Ende 2004 lediglich um 2 Prozent auf 47,4 Mio. Euro - im Vergleich zu einem währungsbereinigten 20-prozentigen Umsatzwachstum. Entsprechend hat sich auch das „Working Capital" der Kontron AG nochmals weiter verbessert. Zur Erläuterung: Das „Working Capital" kann als Indikator für den effizienten und ökonomischen Einsatz des Geldes herangezogen werden. Rechnet man Lagervorräte und Kundenforderungen zusammen und zieht davon die Lieferantenverbindlichkeiten ab, so erhält man dieses „Working Capital", das notwendig ist, um das Geschäft zu finanzieren. Umso geringer dieser Wert im Verhältnis zum Umsatz, desto effizienter wird das Geld eingesetzt. Hier hat Kontron über die Jahre - und insbesondere auch 2004 - eine erhebliche Optimierung erreicht. Lag das „Working Capital" Ende 2001 noch bei 41 Prozent der Erlöse, so waren es Ende 2003 nur noch 27 Prozent. Im abgelaufenen Geschäftsjahr konnte der Prozentsatz noch einmal auf 25 reduziert werden.

comparison with a 20 percent revenue growth adjusted for exchange effects. Accordingly Kontron AG's working capital again showed considerable improvement. Note: Working capital can be used as an indicator for the efficient and economic use of funds. If the inventories and customer accounts receivable are added together and amounts owing to suppliers are deducted, this yields the working capital necessary to finance the business. The lower the value in relation to revenues, the more efficiently funds are being used. In this respect, over the years, and especially in 2004, Kontron has optimized the position considerably. At the end of 2001, working capital still amounted to 41 percent of revenues, but was just under 27 percent by the end of 2003. During the year, Kontron once again reduced the percentage rate to 25 percent.

trend of value generated (gross margin in mio €)

Wertschöpfungstrend (Gross Margin in Mio €)


100
80
60
40
20
0
70,7
83,3
88,7
99,8
2001
2002
2003
2004

Outlook - Profitable growth course continues



Ausblick - Weiter auf profitablem Wachstumskurs

➤ Outlook - Profitable growth course continues
➤ Ausblick - Weiter auf profitablem Wachstumskurs

Kontron AG is optimistic that it will achieve strong and profitable growth in 2005 and beyond. The Group has an efficient and flexible structure, healthy liquidity, sound capital and earnings power, a strong international marketing team as well as particularly extensive know-how in research, development and engineering. With the consistent orientation towards the future expansion of the leading technological position and greater value creation, Kontron, as an independent company, is striving to hold a position as one of the TOP 3 providers of embedded computers in the long term.

At the same time, the rapidly growing market is characterized by a high degree of consolidation. Consequently, it will be necessary for Kontron to make targeted acquisitions in technologies and markets in future, in addition to purely organic growth. Mega-mergers, however, like the one with JUMPtec in 2002, for example, are not on the agenda in the near future.

Die Kontron AG ist optimistisch, auch im Jahr 2005 und darüber hinaus weiter kräftig und profitabel zu wachsen. Die Gruppe verfügt über eine effiziente und flexible Organisation, eine gesunde Liquiditätssituation, eine gute Kapital- und Ertragskraft, ein schlagkräftiges internationales Vertriebsteam sowie ein besonders hohes Know how im Bereich Forschung, Entwicklung und Engineering. Mit der konsequenten Ausrichtung auf den weiteren Ausbau der Technologieführerschaft und der konsequenten Erhöhung der Wertschöpfung, will Kontron als unabhängiges Unternehmen auch langfristig zu den TOP 3 Anbietern der Embedded Computer Branche zählen.

Der rasant wachsende Markt ist gleichzeitig durch eine hohe Konsolidierung geprägt. Dies macht es auch für Kontron in Zukunft erforderlich, neben dem rein organischen Wachstum gezielte Akquisitionen in Technologien und Märkte vorzunehmen. Mega-Mergers wie zum Beispiel 2002 mit JUMPtec, wird es dabei in naher Zukunft allerdings nicht geben.

Number of design wins
Anzahl der Design Wins



Total Number of Projects
Gesamtanzahl der Projekte
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
20
32
52
52
68
68
53
74
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04
Q4/04



The central factors for sustained and profitable growth

Kontron AG is optimistic that it will achieve a 15 percent growth in revenues, adjusted for foreign exchange effects, in fiscal 2005. Notably EBIT is expected to experience disproportionate growth. In the medium-term,Kontron AG is planning to generate doubledigit annual organic growth, as well as further increases driven by acquisitions. The market position will be additionally bolstered by strategic acquisitions of smaller companies. The aim here is to expand the technology base and increase the margins. These factors represent the indicators and forces for the growth of the Kontron Group:

- In 2004, and especially in the fourth quarter, development contracts (design wins) showed very positive growth. These design wins usually translate into actual revenues in the following year. Kontron garnered 74 design wins in the fourth quarter of 2004 alone compared to 52 in the previous year.

- Markets:
  the telecommunications market, which had been ailing over the years, is regaining

Die zentralen Faktoren für nachhaltiges, profitables Wachstum

Die Kontron AG ist optimistisch, im Geschäftsjahr 2005 ein währungsbereinigtes Umsatzwachstum von 15 Prozent zu erreichen. Vor allem aber soll das Ergebnis (EBIT) überproportional verbessert werden. Mittelfristig plant die Kontron AG ein jährliches zweistelliges organisches Wachstum sowie eine weitere Steigerung durch Akquisitionen.


KUNTR


Wireless &
Modular
Just MIX it!

"We put a face on Kontron and its products.
We are developing impactful advertising in close cooperation with our product managers (on the left in the photo). The greatest ideas often come up in our spontaneous and humorous brainstorming sessions.

Wir geben Kontron und seinen Produkten ein Gesicht. In enger Zusammenarbeit mit den Produktmanagern (links im Bild) entwickeln wir unsere werbewirksamen Konzepte. Die tollsten Ideen entstehen oft in einem spontanen und humorvollen Brainstorming.

Ulrike Kunz

MARKETING COMMUNICATIONS



vigor and the reluctance to invest is abating considerably. In the fourth quarter of 2004, Kontron was able to book 17 design wins in this segment.

➤ Forward looking, future technologies:
Already in early autumn 2004, by taking over the technologies, patents and facilities of the bankrupt company Giga Stream, Kontron had set the course towards securing a leading technology position. As a result of this reinforcement, Kontron will be playing a frontrunner role in the highly promising ATCA market, especially in the upcoming years. In future, all the major players in the telecommunications industry will be switching from the backbone systems they formerly developed in-house to these new telecom standards that Kontron is now developing.

Experts estimate that the total market for these technologies, which will be deployed



Durch strategische Zukäufe von kleineren Firmen soll die Marktstellung und Positionierung weiter verbessert werden. Dabei ist es das Ziel, die Technologiebasis zu erweitern und die Margen zu erhöhen. Das sind die Indikatoren und Impulse für das Wachstum der Kontron-Gruppe:

➤ Sehr positiv haben sich 2004, und insbesondere im vierten Quartal, die Entwicklungsaufträge („Design Wins") entwickelt, die sich in der Regel im Folgejahr in konkreten Umsätzen niederschlagen. 74 solcher Design Wins verbuchte Kontron alleine im vierten Quartal 2004 gegenüber 52 im Vorjahreszeitraum.

➤ Märkte:
Die Telekommunikationsbranche, das Sorgenkind in den vergangenen Jahren, zieht wieder spürbar an, die Investitionszurückhaltung nimmt deutlich ab. Im vierten Quartal 2004 konnte Kontron 17 Design Wins aus dieser Branche gewinnen.

➤ Zukunftsweisende Technologien:
Bereits im Frühherbst 2004 hat Kontron mit der Übernahme von Technologien, Patenten und Einrichtungen der insolventen Giga Stream die Weichen zur Sicherung der technologischen Spitzenposition gestellt. Mit dieser Verstärkung kann Kontron in dem vielversprechenden und besonders zukunftsträchtigen ATCA-Markt eine Vorreiterrolle einnehmen. Denn alle großen Unternehmen der Telekommunikations-Industrie werden zukünftig ihre bisher intern entwickelten Back Bone-Systeme an diesen neuen Telekommunikations-Standard, wie ihn jetzt Kontron entwickelt, anpassen.



from around 2006, will amount to around 15 billion US dollars. The relevant market for Kontron is predicted to be worth of over 1.5 billion US dollars in 2007, with Kontron holding a market share of around 10 percent.

- Cost awareness:
  Employing a stringent profit improvement program (PIP) Kontron will again tighten its structures, cut costs and thereby raise profitability. The declared aim is to lower costs by 1 percent per annum in relation to revenues.
  Measures on the agenda for 2005 include: reduction of inventories, merging of the various sites in Taiwan, establishment of a regional finance and IT center, as well as the integration of Kontron Mobile Computing into Kontron America.

- Growth engine USA:
  North America was the source of considerable growth in fiscal 2004, both in terms of revenues and profits, and judging by the number of design wins, a continuation of the upturn is in the cards for 2005.

- In February 2005, Kontron gained additional significant market shares in the USA by the takeover of 100 percent of the US company, Dolch Computer Systems Inc., based in Fremont (California). With the acquisition of this company, which has been active in the USA in the military and security sectors for

Den Gesamtmarkt für diese Technologie, die ab ca. 2006 im Einsatz sein wird, beziffern Experten auf ca. 15 Mrd. US-Dollar. Der für Kontron dafür relevante Markt wird in 2007 auf über 1,5 Mrd. US-Dollar prognostiziert, wobei der der Marktanteil von Kontron bei ca.10 Prozent liegen soll.

- Kostenbewusstsein:
  Mit einem stringenten „profit improvement program" (PIP) wird Kontron weiterhin die Strukturen straffen, die Kosten senken und damit die Ertragskraft steigern. Das erklärte Ziel: Pro Jahr 1 Prozent weniger Kosten im Verhältnis zum Umsatz.
  Die Maßnahmen für 2005: Verringerung der Lagerhaltung, Zusammenführung der verschiedenen Standorte in Taiwan, Etablierung regionaler Finanz- und IT-Center sowie die Integration der Kontron Mobile Computing in Kontron America.

- Wachstumsmotor USA:
  Nachdem Nordamerika für Kontron bereits im Geschäftsjahr 2004 sowohl beim Umsatz wie auch dem Ergebnis wesentliche Wachstumsimpulse geben konnte, ist auch 2005 – darauf deuten die Design Wins hin – mit einem weiteren Aufschwung zu rechnen.




kontron

27 years, Kontron is further expanding its presence in this sector.

➤ The so-called emerging markets, mainly Russia, China and Eastern Europe, continue to promise very high growth potential. In 2004 Kontron almost doubled revenues to USD 47 million compared with the previous year. An ultra-modern engineering center with a total area of 4,000 square meters is currently under construction in Moscow. Kontron set up a branch in Israel in 2004 and it will be present in Japan in the year 2005.

On the whole Kontron is therefore confident that it will be able to achieve additional, significant growth beyond 2005. The company is well placed to generate sustained profitable growth.

➤ Weitere wichtige Marktanteile in den USA konnte sich Kontron bereits im Februar 2005 mit der 100-prozentigen Übernahme der amerikanischen Dolch Computer Systems Inc. in Fremont (California) sichern. Mit dem Erwerb des Unternehmens, das seit 27 Jahren in den USA im Bereich Militär- und Sicherheitstechnik tätig ist, baut Kontron gleichzeitig dieses Geschäftsfeld weiter aus.

➤ Die so genannten Emerging Markets, also vor allem Russland, China und Osteuropa, versprechen weiterhin sehr hohes Wachstumspotenzial. 2004 hat Kontron hier den Umsatz gegenüber dem Vorjahr auf insgesamt 47 Mio. USD nahezu verdoppeln können. In Moskau entsteht derzeit ein hochmodernes Engineering-Center mit einer Gesamtfläche von 4.000 Quadratmetern. In Israel hat Kontron bereits 2004 eine Niederlassung gegründet, in Japan will Kontron 2005 präsent sein.

Insgesamt ist Kontron deswegen zuversichtlich, auch über das Jahr 2005 hinaus deutlich zulegen zu können. Das Unternehmen ist gut gerüstet für ein nachhaltiges profitables Wachstum.

Revenue by territory
Umsatzanteil nach Regionen


175
150
125
100
75
50
25
0
19
+85%
34
+38%
47
102
+14%
116
+27%
148
142
-1,4%
140
+17%
163
2002
2003
2004
2002
2003
2004
2002
2003
2004
Emerging Markets
(in mio. USD)
USA
(in mio. USD)
Europe
(in mio. EUR)





Chances in Kontron




KONTRON

Chancen bei Kontron

➤ Chances in Kontron
➤ Chancen bei Kontron





A company is only as good as its people.

Consequently, at Kontron systematic personnel development in association with a good working environment, open information policies and transparent career opportunities all play a central role at Kontron. At the end of 2004 Kontron employed 1,832 people, a rise of 145 compared with the previous year's figure of 1,687. With 694 engineers (previous year 588), accounting for 38 percent of the workforce, the company holds an absolute top position and plays a pioneering role in the ECT market. These strong engineering resources form Kontron's backbone and represent a decisive competitive factor. As a globally active company, Kontron remains committed to Germany as an industrial location, where the company is headquartered

Ein Unternehmen ist nur so gut wie seine Mitarbeiter.

Für Kontron spielt deswegen die systematische Mitarbeiterförderung in Verbindung mit einem guten Betriebsklima und einer offenen Informationspolitik sowie transparenten Karriere-Chancen eine zentrale Rolle. 1.832 Mitarbeiter waren Ende 2004 bei Kontron beschäftigt, 145 mehr als im Vorjahr (1.687). Mit 694 Ingenieuren (588 im Vorjahr) – das entspricht 38 Prozent der Gesamt-Mitarbeiterzahl – nimmt das Unternehmen im ECT-Markt eine absolute Spitzenposition und Vorreiterrolle ein. Diese starken Engineering-Ressourcen bilden das Rückgrat Kontrons und sind damit ein entscheidender Wettbewerbsfaktor. Dabei steht Kontron als global tätiges Unternehmen zum Standort





















and has its roots. In 2004, the number of people employed in Germany rose from 605 to 676 members of staff. On the other hand, Kontron also relies on highly qualified and cost-efficient engineers in Canada and Eastern Europe and is thereby holding a cost leading position in the ECT development market. All in all, the Kontron Group has over 700 employees in Europe, 410 in North America and around 700 in Russia, Eastern Europe, China and the Far East. Starting with an original 43 members of staff in 1998, the workforce has grown continuously over the past six years. The outstanding success of the ongoing integration process is reflected by a staff fluctuation rate of 2 percent per year. We assume that our total staff number will already pass the "2000 mark" in fiscal 2005.

Deutschland. Hier wuchs die Mitarbeiterzahl 2004 von 605 auf 676. Zum anderen setzt Kontron aber auch auf die hohe Qualifikation und gleichzeitige Kosteneffizienz von Ingenieuren in Kanada und Osteuropa und erzielt damit die Kostenführerschaft im ECT-Entwicklungsbereich. Insgesamt beschäftigt die Kontron-Gruppe über 700 Mitarbeiter in Europa, 410 in Nordamerika und etwa 700 in Russland, Osteuropa, China und Fernost. Gegenüber 1998 (43 Mitarbeiter) hat sich die Beschäftigtenzahl in den vergangenen sechs Jahren kontinuierlich gesteigert. Dass der damit verbundene Integrationsprozess sehr erfolgreich verlief, verdeutlicht die geringe Fluktuationsquote von 2 Prozent pro Jahr. Es ist davon auszugehen, dass bereits im Geschäftsjahr 2005 die „2000er-Marke" überschritten wird.







kontron









I am the first port of call for all of our customers' initial queries and their diversity shows me again and again what a large product range we have. I am proud to be working for such a strong, successful company.

Bei mir laufen alle ersten Anfragen von unseren Kunden zusammen und die Vielfältigkeit der Anfragen zeigt mir immer wieder, was für eine grosse Produktvielfalt wir haben. Ich bin stolz bei einer so starken Firma zu arbeiten. *Sandra Kisslinger*

RECEPTION

Management development program

The best research, development and engineering resources will not be effective unless - in a concurrent process - technically competent, highly-qualified and motivated production, sales, marketing and administration teams ensure that the technology developments "find their way" to the markets and our customers. A globally active company such as Kontron, which is constantly growing, needs exceptional personnel at all levels and excellent management. Consequently, all members of staff are provided with the best and the most advanced tools and systems. The entire Kontron engineering unit, for example, is now operating with the latest generation Mentor Graphics design software. Kontron is now conducting international human resources meetings and has set up an in-house management development program enabling young executives to pursue extended careers within the corporation. As far as possible, the aim is to avoid "buying in" the expertise required for the Group's future growth and this need is to be met by qualified, ascending junior personnel. Participation in the company's success is a matter of course: to date, Kontron AG has issued around 2 million stock options to executives.

Number of engineers
Anzahl der Ingenieure


700
600
500
400
300
200
100
0
91
174
360
537
588
694
1999
2000
2001
2002
2003
2004


1800
1500
1200
900
600
300
0
263
513
925
1.487
1.687
1.832
1999
2000
2001
2002
2003
2004

Number of employees
(as of 694 in R&D today)

Anzahl der Mitarbeiter
(davon 694 in F&E)

Das Management-Förderungsprogramm

Die besten Forschungs-, Entwicklungs- und Engineering-Ressourcen nutzen nichts, wenn nicht gleichzeitig fachlich hochqualifizierte und motivierte Mitarbeiter-Teams in der Produktion, im Marketing und Vertrieb sowie der Administration dafür sorgen, dass die technologischen Entwicklungen auch buchstäblich im Markt und bei den Kunden „ankommen". Ein global tätiges Unternehmen wie Kontron, das permanent weiter wächst, braucht hervorragende Mitarbeiter auf allen Ebenen und ein hervorragendes Management. Deswegen werden allen Mitarbeitern auch die besten und neuesten „Handwerkszeuge" zur Verfügung gestellt, zum Beispiel wurde das gesamte Kontron-Engineering auf die neue Design Software „Mentor Graphics" umgestellt. Kontron führt nunmehr internationale „Human Resources Meetings" durch und hat ein internes Management-Förderungsprogramm aufgelegt, um jungen Führungskräften die Chance zu geben, im Unternehmen Karriere zu machen. Erklärtes Ziel ist es, für das weitere Wachstum der Gruppe möglichst keine Expertise von außen „einzukaufen", sondern intern mit Nachwuchskräften zu besetzen. Die Beteiligung am Unternehmenserfolg ist selbstverständlich: Etwa 2 Mio. Aktienoptionen hat die Kontron AG im Führungskreis bisher vergeben.

Management Board:
Vorstand:



Hannes Niederhauser



Thomas Sparrvik

Know-how on top: corporate management

The criteria and factors applied to engineers, sales & marketing personnel and administration staff naturally hold true for executive staff. In these positions, which also hold a model function, individuals must command extensive technical know-how as well as comprehensive business expertise:

- Kontron AG is managed by Hannes Niederhauser, one of the pioneers of embedded computer technology. The 42-year-old engineer looks back on a successful 16-year track record in this industrial segment, in other words, ever since the very inception and emergence of EC technology as such.
- Hannes Niederhauser is supported on the Management Board by Thomas Sparrvik, 40, who heads Kontron's American activities and

Know how on top: das Management

Was für Ingenieure, Vertriebs- und Marketing-Experten ebenso wie die Administration gilt, trifft selbstverständlich erst recht auf die Führungsmannschaft zu. Hier sind – sozusagen als Vorbildfunktion – großes technisches Know how wie auch breite wirtschaftliche Expertise gefragt:

- Geleitet wird die Kontron AG von Hannes Niederhauser, einem Pionier der Embedded Computer Technologie. Der 42-jährige Ingenieur ist seit nunmehr 16 Jahren, also seit „der Geburtsstunde" der EC-Technologie als industrielle Branche, in diesem Geschäft erfolgreich tätig.
- Unterstützt wird Hannes Niederhauser im Vorstand von Thomas Sparrvik, 40, der die Kontron-Aktivitäten in Amerika leitet und





Ulrich Gehrmann



Charles Newcomb

combines a technical as well as an economic background (MBA). Thomas Sparrvik has been active in the industry for over 10 years.

➤ Management Board member Ulrich Gehrmann (46), who also has an MBA, has been involved in this branch of the industry since the end of the 1980s and was active for many years as CEO of PEP Modular Computers GmbH based in Kaufbeuren, which became a wholly-owned subsidiary of Kontron in 2002. Ulrich Gehrmann is responsible for European activities.

➤ Since October 2004, Kontron's new Finance Director Charles Newcomb (52) has been setting the course for the North American capital market. Mr. Newcomb has more than eight years experience in investor relations and computer technologies.

über eine technische wie auch wirtschaftliche Ausbildung (MBA) verfügt. Thomas Sparrvik ist seit über 10 Jahren in der Branche tätig.

➤ Vorstandsmitglied Ulrich Gehrmann (46), ebenfalls MBA, ist seit Ende der 80-er Jahre in der Branche tätig und leitete lange Zeit als Geschäftsführer die PEP Modular Computers GmbH mit Sitz in Kaufbeuren, die die Kontron 2002 zu 100 Prozent übernahm. Ulrich Gehrmann ist für den Bereich Europa verantwortlich.

➤ Seit Oktober 2004 stellt der neue Kontron-Finanzvorstand Charles Newcomb (52) die Weichen für den nordamerikanischen Kapitalmarkt. Auch Newcomb verfügt über eine achtjährige Erfahrung im Investor Relations und Computer Technologie Bereich.




KONTRON

Kontron is proud to be able to provide such a large number of training positions – a total of 43 in Germany. Our relationship with our trainees is one of give and take: On their way through each individual department, our junior staff receive appropriate training and support us in many different operational sequences in turn.

Kontron ist stolz darauf, dass wir eine so grosse Zahl an Ausbildungsplätzen zur Verfügung stellen können, insgesamt 43 in Deutschland. Das Verhältnis zu unseren Auszubildenden ist ein Geben und Nehmen: Unsere Azubis durchlaufen jede Abteilung mit entsprechender Schulung und sie unterstützen uns wiederum bei einzelnen Arbeitsabläufen.

Hannes Niederhauser

EDUCATION

Erweiterte Expertise im Aufsichtsrat

Entsprechend der gewachsenen Größenordnung der Kontron-Gruppe sowie der Bedeutung des US-Marktes wurde der Aufsichtsrat der Kontron AG mit Hugh Nevin und David Malmberg um zwei weitere Amerikaner mit guten Kontakten zur Finanzindustrie erweitert. Ihnen zur Seite stehen: Der AR-Vorsitzende Helmut Krings, der Kanadier Pierre McMaster sowie Prof. Georg Färber von der Technischen Universität in München.

Supervisory Board:
Aufsichtsrat:



David Malmberg, Hugh Nevin, Prof. Georg Färber



Dr. Jens Neiser, Helmut Krings, Pierre McMaster

Extended expertise on the Supervisory Board

In line with the growing size of the Kontron Group, as well as the significance of the US market, Kontron AG's Supervisory Board has been enlarged to include Hugh Nevin and David Malmberg, two Americans with many years of experience in the finance industry. They are supported by Supervisory Board president, Helmut Krings, Canadian Pierre McMaster and Professor Georg Färber of the Technical University of Munich.



Kunden von Kontron

The Kontron Customer Roster



➤ The Kontron customer roster
➤ Kunden von Kontron

The embedded computer market is one of the markets holding the greatest future potential. The universal application areas arising again and again in our everyday life and in the industrial arena are the driving forces from which new impulses are constantly emanating for this technology. Kontron does not produce standard products, but develops highly complex embedded computers and serves TOP flight customers around the world: Here are a few examples:

Automation: Control computers for Heidelberger Druckmaschinen

Heidelberger Druckmaschinen AG, the world market leader in sheetfed press equipment and systems has been harnessing innovative EC-based control computers by Kontron since many years. These units are developed as customer specific solutions for the print machine control desks. The sheetfed press machines are in continuous operation, printing high-gloss products such as advertising brochures in very high volume print runs, whereby the sheets are printed on both sides in a single process. Various settings, such as color mixtures, can



be individually adjusted during the print run. Due to the deployment of embedded computers directly inside the machines, these elements must be shock and vibration resistant, as well as impervious to temperature fluctuations, in addition to ensuring fail-safe 24 hour continuous operation. In order to reduce the costs of hardware and software approvals of new versions, the configured computers must be available for delivery without changes over a five



Der Embedded Computer-Markt ist einer der zukunftsträchtigsten überhaupt. Es sind die universellen, immer wieder neuen Einsatzgebiete im Alltagsleben und der Industrie, die dem Einsatz dieser Technologie permanent neue Impulse geben. Kontron produziert keine Standardprodukte, sondern entwickelt hochkomplexe Embedded-Computer-Lösungen und beliefert damit TOP-Kunden in aller Welt. Beispiele:

Automation: Steuerungsrechner für Heidelberger Druckmaschinen

Die Heidelberger Druckmaschinen AG, der Weltmarktführer bei Bogenoffset-Anlagen, setzt seit vielen Jahren innovative EC-basierende Steuerungsrechner von Kontron ein, die kundenspezifisch für die Bedienpulte der Druckmaschinen entwickelt werden. Die Bogenoffset-Maschinen werden rund um die Uhr für den Druck von Hochglanzdrucken wie Werbebroschüren mit einer sehr hohen Auflage eingesetzt, wobei die Bahnen beidseitig in einem Prozess bedruckt und diverse Einstellungen, wie zum Beispiel die Farbmischung, während des Drucks individuell verändert werden kann. Durch den Einsatz der Embedded Computer direkt in der Maschine müssen diese schock- und vibrationsresistent sowie temperaturbeständig sein und ausfallsicher für 24 Stunden Dauerbetrieb eingesetzt werden können. Um die Kosten für die Hard- und Software-Freigaben von neuen Versionen zu reduzieren, müssen die konfigurierten Rechner ohne Änderungen jeweils über eine Laufzeit von fünf Jahren geliefert werden können. Inzwischen

TOP 10 customers in 2004
TOP 10 Kunden 2004

customer / Kunde	market / Marktsegment
Williams	gaming
Bally	gaming
Bombardier	railways
ABB	automation
Trumpf	automation
Heidelberger Druckmaschinen	automation
Avaya	telecom
Juniper	telecom
General dynamics	military
Russian power Management systems	energy



year period. In the meantime, over 10,000 Kontron EC systems are on the job in continuous operation worldwide.

Gaming: Computer modules for Las Vegas

The gaming area with lottery, gambling and gaming machines is an attractive growth market for Kontron that runs anti-cyclical course to other market trends, thereby making a key contribution to the constant growth of the Group. In America, Asia and Europe more than 200,000 EC modules featuring Kontron technology are active around the clock, and the amusement arcades of Las Vegas are no exception.



The gaming industry makes especially high demands on graphics performance in order to conjure up lightning fast animations. At the same time, hefty computer performance is essential in generating versatile and multifaceted, but also manipulation safe gaming sequences.

befinden sich über 10.000 Kontron-EC Systeme weltweit im Dauereinsatz.

Gaming: Computer-Module für Las Vegas

Der Bereich Gaming mit Lotterie- und Glücksspiel-Automaten stellt für Kontron einen attraktiven Wachstumsmarkt dar, der sich antizyklisch zu anderen Markttrends verhält und somit einen wichtigen Beitrag für ein konstantes Wachstum der Gruppe darstellt. In Amerika, Asien und Europa sind mittlerweile über 200.000 EC-Module mit Kontron-Technologie rund um die Uhr im Einsatz, wie zum Beispiel in den Spielhallen von Las Vegas. Die Gaming-Industrie stellt besonders hohe Anforderungen an die Grafikleistungen, um schnelle Animationen zu ermöglichen. Gleichzeitig wird eine hohe Rechenleistung für vielseitige, manipulationssichere Spielabläufe benötigt.

Energie: EC-Technologie bei extremen Temperaturen

Moderne Schwerwasser-Reaktoren in aller Welt sorgen für eine umweltfreundliche Energiegewinnung und werden durch Sicherheits-Abschaltanlagen mit Kontron VME-Embedded-Computer Lösungen überwacht und bei Gefahr rechtzeitig abgeschaltet. Kontron liefert komplett konfigurierte und getestete Computer an



"The quality inspection of our products following series production is the responsible and essential task performed by our quality control department. Our zero-defect products are the company's visiting cards and the ideal recommendation when acquiring new customers.

Die Qualität unserer Produkte nach der Serienfertigung zu überprüfen, das ist die verantwortungsvolle und bedeutende Aufgabe der Quality Abteilung. Unsere einwandfreien Produkte sind die Visitenkarte des Unternehmens und die optimale Empfehlung für die Gewinnung neuer Kunden.

Barbara Nagel

QUALITY CONTROL

Energy: EC technology withstands extreme temperatures

All over the world, modern heavy-water reactors provide environmentally friendly energy and are controlled and monitored by safety shutdown systems featuring Kontron VME embedded computers that will promptly and safely run the systems down in the event of risks arising. Kontron provides fully configured and tested computers for the manufacturers of energy reactors and guarantees their availability over a period of 10 years. In addition, the components must pass a "temperature stress test" proving that the computers are suitable for a 30-year continuous operation period. For each control unit that is designed for operating temperatures ranging from minus 40 to plus 85 Celsius, Kontron furnishes complete system documentation and supports system and facility manufacturers in the initial instruction and training of operating personnel.

Telematics and fleet mangement: Facilitating route planning

Telematics is a vibrant growth market in which Kontron modules have been notching up an impressive track record since decades, driving the operation of mobile, battery based applications. In the constant endeavor to trim transport and logistics costs and optimize routes, more and more logistics companies are relying on fleet management systems for trucks. Drivers can give their undivided attention to the road since the computer now takes care of all the other accompanying tasks, communicating with head and branch offices via UMTS and GPS and delivering information such as the current route, the position of the freight, the vehicle's operat-



die Hersteller der Energie-Reaktoren und stellt eine Lieferfähigkeit von über 10 Jahren sicher. Außerdem muss über einen „Temperatur-Stress-Test" nachgewiesen werden, dass die Computer für einen Dauerbetrieb von 30 Jahren geeignet sind. Kontron liefert zu jeder Steuerung, die für eine Betriebstemperatur von minus 40 Grad bis plus 85 Grad ausgelegt ist, eine komplette Systemdokumentation und unterstützt die Hersteller der Anlagen bei der Einweisung und Schulung des Betriebspersonals.

Telematik und Flotten-Management: Hilfe bei der Routenplanung

Die Telematik ist ein interessanter Wachstumsmarkt, bei dem sich die Kontron-Baugruppen seit Jahrzehnten bestens im Betrieb von mobilen, batteriebetriebenen Anwendungen bewährt haben. Um die Transport- und Logistikkosten zu senken und die Routen zu optimieren, setzen immer mehr Logistik-Unternehmen Flotten-Management-Systeme für Trucks ein. Der Fahrer kann sich uneingeschränkt auf die Strasse konzentrieren, alle anderen Aufgaben übernimmt der Computer, der über UMTS und GPS mit den Zentralen kommuniziert und über die aktuelle Route, Position der Fracht, den Betriebszustand des Fahrzeugs, Umleitungen bei Stau etc. informiert. Die Rechner müssen kompakt, schock- und vibrationsfest sowie für einen erweiterten Temperaturbereich geeignet sein und wegen des Batteriebetriebes eine geringe Verlustleistung aufweisen.

Robuste CompactPCI-Rechner für die Kommunikationsindustrie

Rohde & Schwarz, einer der führenden deutschen Hersteller von Testsystemen für die Kommunikationsindustrie, setzt auf innovative Kontron-Rechner in der neuen High-tech-Familie von modularen Universal-Testern, die zum Beispiel für den Test von Antennen-Anlagen eingesetzt werden. Diese Testsysteme sind weltweit einmalig und zeichnen sich durch hohe Flexibilität und Bedienungskomfort aus. Da die Steuerungen in der Massenproduktion im 24 Stunden-Dauerbetrieb eingesetzt werden, alle Module des Tes-







ing condition and status, as well as alternative routes circumventing congestion and traffic jams. These computers must be compact, shock and vibration impervious, as well as capable of coping with a wide range of ambient temperatures. In view of battery powered operation, low dissipation power is also an essential aspect.

Robust CompactPCI computers serving the communication industry

Rohde & Schwarz, one of the leading German manufactures of test systems for the communication industry is relying on innovative Kontron computers in its new high-tech family of modular universal testers that are on the job in testing antenna systems, among other applications. These test systems are unique worldwide, and are characterized by high flexibility and operating ease. As the control elements are subject to 24 hour continuous operation in mass manufacturing, all of the tester modules must be exchangeable from the front and high, scalable computer performance are essential criteria, Rohde & Schwarz opted for the rugged CompactPCI computers.



From Brazil to Siberia: Security in mobile telephony

The Kontron client Teltronic in Spain produces equipment and systems for secure mobile tele-

ters frontseitig getauscht werden müssen und eine hohe, skalierbare Rechenleistung benötigt wird, entschied sich Rohde & Schwarz für den robusten CompactPCI-Rechner.

Von Brasilien bis Sibirien: Sicherheit im Mobilfunk

Der Kontron-Kunde Teltronic in Spanien produziert Anlagen für abhörsichere Mobiltelefonanlagen auf dem Standard TETRA (Terrestrial Trunked Radio), der von dem European Telecommunications Standards Institute (ETSI) definiert wurde. Die Anlagen sind weltweit von Brasilien bis Sibirien im Einsatz – überall, wo es auf Sicherheit und Abhörschutz, hohe Audio-Qualität und Zuverlässigkeit, erhöhte Übertragungsgeschwindigkeit sowie Flexibilität bei der Kommunikation mit anderen Netzen (Internet oder Festnetz) ankommt, zum Beispiel bei Polizei, Feuerwehren, Sportstadien und Hafenanlagen. Entsprechend den hohen Anforderungen liefert Kontron robuste CompactPCI-Systeme für die nächste Generation der TETRA- Mobilfunknetze.



phony in accordance with the TETRA (Terrestrial Trunked Radio) standard that has been defined by the European Telecommunications Standards Institute (ETSI). The equipment and systems are deployed worldwide, from Brazil to Siberia – wherever safety from interception, privacy, high audio quality and reliability, enhanced transmission rates, as well as flexibility in the communication with other networks (Internet or fixed networks) are mission critical aspects. This includes, for example, the networks and systems serving police forces, fire departments, or installed in sports arenas and harbour facilities. Meeting these stringent, uncompromising demands, Kontron is now supplying rugged CompactPCI systems for the next generation of TETRA mobile networks.

Medical technology: Embedded computers serving the health sector

In the medical technology area, embedded computer systems by Kontron are successfully employed in an extremely wide range of different applications and types of equipment. Compact, menu operated dialysis equipment, for example, is controlled by way of EC modules and tailored carrier boards. Mobile and stationary ultrasonic equipment for checkups during pregnancy are fitted with control elements by Kontron, as well as state of the art medical technology in the mammography and mobile cardiology areas.

ABB Robotics

ABB Robotics is a leading manufacturer of robots serving a wide range of applications in mechanical engineering and the automotive industry, such as welding robots in automatic transfer lines. These rugged robots are designed to withstand the harshest industrial environments. And thanksto the high performance of their EC systems, it is possible to control and synchronize several robots simultaneously. These strengths translate as higher efficiency in processing workpieces – resulting in superior welding quality, for example.

Medizintechnik: Embedded Computer im Dienste der Gesundheit

In der Medizintechnik werden weltweit Embedded Computer-Systeme von Kontron tausendfach in den verschiedensten Anwendungen erfolgreich eingesetzt. Kompakte, menügesteuerte Dialysegeräte werden zum Beispiel von EC-Modulen und entsprechend maßgeschneiderten Trägerboards gesteuert. Mobile und stationäre Ultraschallgeräte für Schwangerschaftsuntersuchungen werden mit Kontron-Steuerungen ausgestattet ebenso wie Anlagen der Mammografie und der mobilen Kardiologie.

ABB Robotics

ABB Robotics ist ein führender Hersteller von Robotern für verschiedenste Anwendungen im Maschinenbau und in der Automobilindustrie zum Beispiel als Schweissroboter in Taktstrassen. Dort herrschen rauhe Industriebedingungen, die im Design berücksichtigt wurden. Durch die hohe Performance des EC-Systems können mehrere Roboter gleichzeitig gesteuert und synchronisiert werden. Dies ermöglicht eine effizientere Bearbeitung der Werkstücke - zum Beispiel bessere Schweissresultate.


ORTHOPHOS XG
Sirona Dental Systems



➤ *We always have the solution ...*

➤ *Wir haben die passende Lösung ...*

...in industrial control	***...in gaming***	***...in automation***
...in Industriesteuerungen	***...in Gaming Anwendungen***	***...in der Automatisierungstechnik***
cPCI Value Line/PICMG 1.0	*ETXexpress*	*Panel PC*


PCI EXPRESS

...in telematic and transportation		***...in traffic control***	***...POS/POI***
...in der Telematik und im Transport		***...in der Verkehrsleittechnik***	***...POS/POI***
In-Vehicle Computer	*Railways*	*3.5" SBC JRex*	*Embedded Motherboard*


kontron
PCI EXPRESS

... in security

... in der Sicherheitstechnik

In-Vehicle Computer



... in energy

... im Energiesektor

E²Brain Modules


freescale
Enabled

... in medical care

... in der Medizintechnik

PC/104 MOPS



ETX



... in mobile applications

... in mobilen Anwendungen

ePanel PC



... in telecommunications

... in der Telekommunikation

cPCI, ATCA, AMC


PCI
EXPRESS

... in custom engineering

and Software Services







➤ America driving growth
➤ Wachstumsmotor Amerika





The huge, capital-rich American market is of central strategic importance for the Kontron Group as it holds the world's greatest potential for embedded computer technology. Already in 2003, Kontron benefited from the economic upturn there, posting a 14 percent growth in revenues at a time when world markets were slack. This positive trend gathered even greater momentum in 2004, the year of the US elections. With a rise of 27 percent in revenues compared with the previous year, Kontron was the fastest growing embedded computer company in the USA. Furthermore the recorded revenues of USD 148 million in the past year represented almost 40 percent of the Kontron Group's total revenues. Almost one out of every two of Kontron's development contracts is now in the USA. The biggest customer in the USA is Williams Gaming.

High profitability

In parallel to the high revenue growth, profits continued to rise. With an EBIT margin of about 9 percent, performance in America is above the Kontron average. This is the result of a successful integration strategy, which entailed a concurrent optimization of processes. Kontron America Inc., which is headquartered in San Diego and was formed by the merger of ICS Advent Inc. and JUMPtec, the then subsidiary of Adastra Systems Corporation, acts as the central logistics

Der riesige und kapitalkräftige amerikanische Markt ist für die Kontron-Gruppe von zentraler strategischer Bedeutung, denn hier liegen weltweit die größten Potenziale für die Embedded Computer Technologie. Konnte Kontron bereits im Jahr 2003 von der dortigen Konjunkturbelebung profitieren und ein 14-prozentiges Umsatzwachstum – bei einer weltweiten Konjunkturflaute – verzeichnen, so hat dieser positive Trend im US-Wahlkampfjahr 2004 noch erheblich an Dynamik gewinnen können. Mit einem Umsatzplus von 27 Prozent gegenüber dem Vorjahr war Kontron das am stärksten gewachsene Embedded Computer Unternehmen in den USA. Der erwirtschaftete Umsatz von 148 Mio. USD im abgelaufenen Geschäftsjahr repräsentiert gleichzeitig fast 40 Prozent des Gesamtumsatzes der Kontron-Gruppe. Fast jeden zweiten Entwicklungsauftrag verbucht Kontron heute aus den Vereinigten Staaten. Mit Williams Gaming kommt auch der größte Kunde aus den USA.

Hohe Profitabilität

Parallel zum hohen Umsatzwachstum konnte auch die Ertragskraft nachhaltig gesteigert werden. Mit einer EBIT-Marge von knapp 9 Prozent liegt Amerika über dem Kontron-Durchschnitt: Das Resultat einer erfolgreichen Integrationsstrategie, bei der gleichzeitig die Prozesse optimiert werden konnten. So bildet Kontron America Inc. mit Standort in San Diego, entstanden aus der Verschmelzung der ICS Advent Inc. und der damaligen JUMPtec-Tochter Adastra




50
40
30
20
10
0
25,6
28,1
28,7
32,2
35,5
38,3
36,3
37,6
Q1/03
Q2/03
Q3/03
Q4/03
Q1/04
Q2/04
Q3/04
Q4/04

Revenue trend America (mio. USD, incl. intercompany)
Umsätze Amerika (Mio. USD, inkl. Intercompany)



point in America. Kontron America was additionally bolstered during the past year through the merger with Kontron Mobile Computing Inc., Minneapolis, in which Kontron raised its stake to 100 percent in a Squeeze Out in September; thereby privatizing the former NASDAQ listed company. Consequently the forces on the American market are bundled in a more impactful way and are even better positioned to respond to anticipated further growth. In close cooperation with Kontron Canada, headquartered in close vicinity to Montreal, which has been active in the embedded computer technology market since 1985 and has belonged to the Kontron Group since 1999, the entire North American market can be targeted and served in optimal manner. Drawing on its many years of know-how and a good cost structure, Kontron Canada is operating as the engineering center for the whole of North America.

Systems Corporation, den zentralen logistischen Knotenpunkt in Amerika. Weiter gestärkt wurde Kontron America im vergangenen Jahr durch die Verschmelzung mit der Kontron Mobile Computing Inc., Minneapolis, nachdem Kontron im September seine Beteiligung an dem Unternehmen auf 100 Prozent aufgestockt und damit die vormals an der NASDAQ gelistete Gesellschaft privatisiert (Squeeze Out) hat. Somit sind die Kräfte auf dem amerikanischen Markt für ein weiter zu erwartendes Wachstum nochmals besser gebündelt. In enger Zusammenarbeit mit Kontron Canada, mit Sitz nahe Montreal, das bereits seit 1985 in der Embedded Computer Technologie tätig ist und seit 1999 zur Kon-




kontron
kontr

People from many different countries enjoy the efficient cooperation and good team spirit at Kontron. We all benefit from the mutual exchange of knowledge, ideas and suggestions. And naturally, we also learn a few things about our colleagues' home countries at the same time. At Kontron, globalization has long been a part of our corporate approach and culture.

Bei Kontron arbeiten Mitarbeiter verschiedener Nationalitäten gut und gerne zusammen. Wir profitieren gegenseitig vom Wissen, den Ideen und den Anregungen des Anderen. Ganz nebenbei erfahren wir natürlich auch einiges über die Heimatländer unserer Kollegen. Bei uns hat die Globalisierung längst Einzug gehalten.

Pino Grondone

PRODUCTION



Charles Newcomb appointed as Finance Director

Kontron also reflected the great significance of American business by appointing US-national Charles Newcomb as the new Finance Director in the autumn of 2004. Charles Newcomb will be responsible for maintaining closer relations with US investors. At the same time we aim to improve corporate governance in line with the respective US standards. In addition, the Supervisory Board has been enlarged to include Hugh Nevin and David Malmberg, two Americans with extensive experience in the finance industry.

A focus on American investors

In view of the rising significance of business in America, attracting US investors to the company is of strategic interest to Kontron AG. Since December, through the Bank of New York, we have issued ADRs (American Depositary Receipts) for US investors. These ADRs are treated in exactly the same way as US stocks on the US stock exchanges. In spite of this, we still do not have any plans to obtain a listing on NASDAQ, the US high-tech stock market.

tron-Gruppe gehört, kann der gesamte nordamerikanische Markt optimal bearbeitet werden. Dabei fungiert Kontron Canada aufgrund seines langjährigen Know-how's und einer guten Kostenstruktur als Engineering Center für den gesamten amerikanischen Raum.

Neuer Finanzvorstand Charles Newcomb

Mit der Ernennung des US-Amerikaners Charles Newcomb zum neuen Finanzvorstand im Herbst 2004 hat Kontron darüber hinaus auch personell der hohen Bedeutung des amerikanischen Geschäfts Rechnung getragen. Charles Newcomb soll die Kontakte zu US-Investoren intensivieren. Gleichzeitig ist eine Verbesserung der Corporate Governance an das US-Niveau angestrebt. Zudem hat Kontron den Aufsichtsrat mit Hugh Nevin und David Malmberg um zwei weitere Amerikaner mit guten Kontakten zur Finanzindustrie erweitert.

Amerikanische Investoren im Visier

Mit der wachsenden Bedeutung des Geschäfts in Amerika muss es das strategische Interesse der Kontron AG sein, auch US-Investoren für das Unternehmen zu gewinnen. Seit Dezember werden über die Bank of New York sogenannte American Depositary Receipts (ADRs) für US-Investoren ausgegeben. Diese ADRs werden genauso gehandelt, wie es für US-Aktien an US-Börsen üblich ist. Ungeachtet dessen ist nach wie vor kein Gang an die US-amerikanische High-Tech-Börse NASDAQ geplant.





The Kontron stock



Die Kontron-Aktie

➤ The Kontron stock
➤ Die Kontron-Aktie



Fund managers interested

In view of the company's good performance, the Kontron stock generated increasing interest among analysts and investors in 2004. The company was covered by nine leading private and large banks. The ratings were mainly excellent; four analysts gave buy recommendations and another five considered the stock to be an outperformer, i.e. the anticipated price rise was rated as exceeding the branch average.

Broad shareholder base

The number of shareholders at the end of 2004 was around 72,000 and private investors held more than 50 percent of the capital. The broad shareholder base reflects the confidence in the company and the stock. However, Kontron AG



Im Visier der Fonds-Manager

Angesichts der guten Geschäftsentwicklung ist die Kontron-Aktie 2004 wieder zusehends in das Interesse der Analysten und Investoren gerückt. Das Unternehmen wurde von neun namhaften Privat- und Großbanken gecovert. Die Ratings waren überwiegend hervorragend: Alleine vier Analysten gaben Kaufempfehlungen, fünf Finanz-Experten bewerteten die Aktie als Outperformer, d.h., die erwartete Kurssteigerung wurde höher eingeschätzt als der durchschnittliche Anstieg der Branche.

Breite Aktionärsstruktur

Die Zahl der Aktionäre lag Ende 2004 bei ca. 72.000, über 50 Prozent des Kapitals werden von Privat-Investoren gehalten. In der breiten Anlegerstruktur zeigt sich, wie groß das Vertrauen in das Unternehmen und die Aktie ist. Für die Kontron AG ist es ungeachtet dessen wichtig, die hervorragende Basis der Anlegerstruktur durch weitere institutionelle Investoren nochmals zu verbreitern. Dies ist 2004 vornehmlich in Großbritannien gelungen, in den USA wurden gegen Ende des Jahres wichtige Schritte in diese Richtung getan. Heute befinden sich bereits 10 Prozent aller Kontron Aktien im Besitz von US-Investoren. Seit Dezember 2004 werden über die Bank of New York ADRs (American Depositary

Institute Institut	Analyst Analyst
DZ Bank	Adrian Pehl
CAI Cheuvreux	Yasmin Majewski
Commerzbank AG	Christian Deckart
HypoVereinsbank	Roland Pitz
Landesbank Baden-Württemberg	Alexandra Hauser
Main First Bank AG	Dennis Etzel
Sal. Oppenheim	Alla Gorelova
SES Research	Malte Schaumann
WestLB Equity Markets	Adrian Hopkinson



Analysts-Coverage
Analysten-Coverage

considers it important to further extend the existing, excellent base of shareholders to include additional institutional investors. This was mainly achieved in the UK in 2004 and at the end of the year important steps were made in this direction in the USA. Some 10 percent of Kontron's shares are currently held by US investors. Since December 2004, through the Bank of New York, we have issued ADRs (American Depositary Receipts) for US investors. ADRs are

Receipts) für US-Investoren ausgegeben. ADRs werden genauso gehandelt, wie es für US-Aktien an US-Börsen üblich ist. Insbesondere erleichtern sie die schnelle Gutschrift von Dividenden und Sonderausschüttungen. Trotzdem ist auch weiterhin kein Gang an die amerikanische High-Tech-Börse NASDAQ geplant. Auch die Öffentlichkeitsarbeit wurde trotz „schmalem" Budget weiter intensiviert. In 2004 wurden insgesamt 163 Investorenbesuche absolviert. In dem so

— TecDAX
— Kontron AG


Kontron AG - TecDAX - 02.01.2004 bis 30.12.2004
TecDAX Index
Kontron EUR
650
600
550
500
450
8,0
7,5
7,0
6,5
6,0
5,5
02.01.2004
31.03.2004
30.06.2004
30.09.2004
30.12.2004


KONTRON
KONTRON
KONTRON
KONTRON
KONTRON
KONTRON
KONTRON
KONTRON

In order for our products to reach the customer in excellent, proven quality, they must be packed in accordance with the stringent ESD guidelines and sent on their journey well protected and padded. Again and again we determine our company's product power from the quantities we supply on a daily basis.

Damit unsere Produkte beim Kunden in bewährter Qualität ankommen, müssen sie streng nach den ESD Richtlinien verpackt und gut gepolstert auf die Reise geschickt werden. Die Produkt Power unserer Firma stellen wir immer wieder an der Menge fest, die täglich ausgeliefert wird.

Alois Erber

OUTGOING GOODS AREA

traded in exactly the same way as US stocks on US stock exchanges. In particular, they facilitate prompt payment of dividends and special distributions. Nevertheless, we still do not have any plans to obtain a listing on NASDAQ, the US high-tech market. In spite of our tight budget, investor relations activities were stepped up. The year 2004 saw a total of 163 investor visits. At the "investor forum" over 1,000 questions raised by private investors at 13 meetings were answered in 2004.

Outperforming the index

Overall the Kontron stock once again outperformed the index in 2004. While the TecDAX slumped by around four percent, the Kontron share gained by 10.5 percent. The price development, however, did not match the company's continuing sound performance. Extreme fluctuations were experienced over the past year. Following an opening price of EUR 6.07 at the beginning of January, the share peaked at EUR 8.69 in February and slumped to EUR 5.59 in August. The stock closed at EUR 6.75 at the year end.





genannten „Investorforum" wurden in 2004 über 1.000 Fragen von Privataktionären in 13 Sitzungen beantwortet.

Besser als der Index

Insgesamt konnte die Kontron-Aktie im Geschäftsjahr 2004 wiederum besser als der Index-Wert abschneiden: Während der TecDAX um rund vier Prozent sank, konnte die Kontron-Aktie ein Kursplus von 10,5 Prozent verbuchen. Die Kursentwicklung konnte mit der kontinuierlich guten Geschäftsentwicklung des Unternehmens aber nur bedingt mithalten. Es gab im vergangenen Jahr extreme Wellenbewegungen. So konnte die Aktie nach ihrem Eröffnungskurs von 6,07 Euro Anfang Januar im Februar ein Hoch von 8,69 Euro verzeichnen, sackte dann aber bis August wieder auf 5,59 Euro ab. Zum Jahresabschluss schloss die Aktie mit 6,75 Euro.

The Share in numbers
Die Aktie in Zahlen

	2003	2004
Earnings per share Ergebnis je Aktie	**11* Cent**	**30 Cent**
Operat. cash flow per share Operativer Cash Flow je Aktie	**35 Cent**	**32 Cent**
Equity per share per Dec. 31st Eigenkapital je Aktie per 31.12.	**4,08 Euro**	**4,22 Euro**
Number of shares per Dec. 31st Aktienzahl per 31.12.	**45,6 Mio. Euro**	**45,6 Mio. Euro**
Highest price per share Höchstkurs	**6,85 Euro**	**8,69 Euro**
Lowest price per share Tiefstkurs	**2,14 Euro**	**5,59 Euro**
Price per share end of year Jahresendkurs	**6,11 Euro**	**6,75 Euro**
Market capitalization per Dec. 31st Marktkapitalisierung per 31.12.	**278,7 Mio. Euro**	**308,2 Mio. Euro**

***) before extraordinary write-off JUMPtec**
***) vor Sonderabschreibung JUMPtec**

➤ Financial Statement 2004
➤ Jahresabschluss 2004

"The english versions of the Group Management Report, the Financial Report, the Annex to Consolidated Financial Statements 2004 and of the Independent Auditors' Report are a translation of the German text, which is the sole authoritative version."

➤ I. Group Management Report for the business year 2004

➤ I. Konzernlagebericht für das Geschäftsjahr 2004

As the parent company of the Kontron group, Kontron AG performs central holding company functions. Kontron is a global manufacturer of embedded computer technology (ECT). Embedded computers are independently acting, intelligent electronic brains for controlling technical equipment and applications. Their use is widespread and ranges from vehicles, automation and robotics, military technology, data communication and telecommunications, medical engineering through to lottery and consumer applications.

The Kontron AG group comprises the 100 percent subsidiaries, Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH, Kaufbeuren, Kontron Technology, Horsholm, Kontron Canada Inc., Montreal and Kontron America Inc., San Diego. Also part of the group are Kontron Embedded Technology Ltd., Taiwan, in which the group has a participating share of 83.49 percent and RT Soft ZAO, Moscow with a participating share of 53.0 percent. Further progress was made in significantly simplifying the structure of the group in 2004 with the sale of Memotec Inc., Montreal and the privatization and merger of Kontron Mobile Computing Inc., Minneapolis and the merger of the three Asian subsidiaries. In 2004 the European sales channel has been transferred from the single entities into Kontron AG. This results in a common appearance to the customers and further synergy effects.

2004: Improved global market environment, Germany remains in crisis

The financial year 2004 was marked by a positive, worldwide trend in the economy. Investment picked up again, also in high-tech products and embedded computers. The domestic market, Germany, drew little benefit from this development and remains very difficult.

The market for embedded computer technology was able to benefit substantially. Kontron and other EC companies that survived the consolidation phase in 2002 and 2003 managed significant growth in 2004. The areas of gaming, transportation and telecoms, in particular, were the strongest drivers of this growth. Regionally, 2004 saw special economic activity in USA as a result of the presidential election campaign.

Also in 2004 Kontron was part of the leading manufacturers in the embedded computer industry. The market share of Kontron increased slightly compared to our competitors.

Growth in the group: solid growth in 2004

The group posted sales in 2004 of EUR 262 million which represented an increase of 14.4 percent over 2003 - or 20 percent when adjusted to take foreign exchange effects into account.

Die Kontron AG übt als Mutterunternehmen des Kontron Konzerns zentrale Holdingfunktionen aus. Kontron ist ein global tätiger Hersteller von Embedded Computer Technologie (ECT). Embedded Computer sind selbständig handelnde, intelligente Elektronikgehirne zur Steuerung von technischen Anlagen und Applikationen. Der Einsatz ist weit gestreut und reicht von Fahrzeugen, Automatisierung und Robotik, Militärtechnik, Daten- und Telekommunikation, Medizintechnik bis hin zu Lotterie- und Konsumentenanwendungen.

Zum Konzern der Kontron AG gehören die 100%igen Töchter Kontron Embedded Computers GmbH, Eching, Kontron Embedded Modules GmbH, Deggendorf, Kontron Modular Computers GmbH, Kaufbeuren, Kontron Technology, Horsholm, Kontron Canada Inc., Montreal und die Kontron America Inc., San Diego. Ferner gehören noch zum Konzern die Kontron Embedded Technology Ltd., Taiwan mit einer Beteiligungsquote von 83,49% und die RT Soft ZAO, Moskau mit einer Beteiligungsquote von 53,0%. Mit dem Verkauf der Memotec Inc., Montreal und der Privatisierung und Verschmelzung der Kontron Mobile Computing Inc., Minneapolis und der Verschmelzung der drei asiatischen Tochtergesellschaften wurde 2004 die Konzernstruktur weiter wesentlich vereinfacht. Der europäische Vertrieb wurde in 2004 aus den einzelnen Gesellschaften in die Kontron AG ausgegliedert. Das gewährleistet ein einheitliches Auftreten gegenüber dem Kunden und weitere Synergieeffekte.

2004: Globales Marktumfeld besser, Deutschland bleibt in der Krise

Das Geschäftsjahr 2004 war für die Wirtschaft weltweit von positivem Trend gekennzeichnet. Es wurde wieder investiert, auch in High-Tech Produkte und Embedded Computer. Der Heimmarkt Deutschland konnte von dieser Entwicklung nur wenig profitieren und ist nach wie vor sehr schwierig.

Der Markt für Embedded Computer Technologie konnte davon deutlich profitieren. Kontron und andere EC Unternehmen, welche die Anbieterbereinigung 2002 und 2003 überlebt haben, konnten 2004 deutlich wachsen. Insbesonders die Bereiche Gaming, Transportation und Telekom waren die stärksten Wachstumstreiber. Regional ergab sich 2004 durch den Präsidentschaftswahlkampf in den USA eine Sonderkonjunktur.

Kontron war auch in 2004 einer der führenden Hersteller in der Embedded Computer Industrie, der Marktanteil konnte gegenüber den Mitanbietern leicht gesteigert werden.

Konzernentwicklung: Solides Wachstum in 2004

Der Umsatz im Jahr 2004 von 262 Mio. EUR wuchs gegenüber 2003 um 14,4%. Bei Korrektur der Währungseinflüsse ergibt sich gegenüber dem Vorjahr sogar eine Steigerung der Umsätze von 20%.

Auch 2004 hat der Konzern die Investitionen in die Wachstumsmärkte Russland und China weiter vorangetrieben. Der Umsatz in

The group continued to push ahead with its investments in the growth markets of Russia and China in 2004. Sales in these regions again grew at an above-average rate, rising from USD 34 million to USD 47 million.
The American market held highly dynamic growth for Kontron in 2004. Here, sales rose from USD 117 million (in 2003) to USD 148 million (in 2004), which corresponds to growth of 26.5 percent. The gaming industry ("slot machines") is acting as the main driver here, and in 2004 it was already among the four most important vertical markets for Kontron.

Financial position and assets: sufficient cash funds for future growth

The Kontron group's assets at the end of 2004 totaled EUR 279 million by comparison with EUR 272 million at the end of 2003. The current working capital share of total assets stands at 54 percent. Liquid assets total EUR 56.3 million. Against this figure, there are EUR 4.1 million of short-term amounts owed to banks and EUR 38.5 million of long-term bank loans. Net cash is EUR 13.7 million. Further available credit lines provide liquidity of almost EUR 70 million - enough to take advantage of future opportunities for growth and to secure corporate objectives.
Fixed assets as of December 31, 2004 stood at EUR 108 million without deferred taxes (previous year: EUR 100.7 million). The increase contains investment in property - the engineering center in Moscow and the new logistic center in Roding - and the acquisition of company shares especially of Kontron Mobile Computing Inc., Minneapolis and Kontron Embedded Technology, Taiwan. As a result, equity increased by EUR 11.8 million to EUR 192.5 million. The equity share of total assets is 69.1 percent.

Profitability doubled in 2004

Operating earnings before amortization of goodwill were doubled in 2004, reaching EUR 20.1 million compared with EUR 10.1 million in 2003. All divisions and all direct group subsidiaries succeeded in making positive contributions to EBIT results, whereas America achieved the highest EBIT margin.
Gross sales rose from EUR 88.5 million in 2003 to EUR 99.8 million in 2004 - which meant that for the first time the group was able to show gross earnings of about EUR 100 million. The margin was 38.1 percent, which was almost unchanged over the previous year. Kontron's net earnings for the year after tax amounted to EUR 13.5 million - representing the best result in Kontron's history. Order backlog stayed stable at EUR 100 million in spite of the dollar weakness affecting orders nominated in USD (15 percent devaluation in 2004).

diesen Regionen ist weiter überproportional von 34 Mio. USD auf 47 Mio. USD angestiegen.
Sehr stark hat sich 2004 der amerikanische Markt für Kontron entwickelt. Hier konnte der Umsatz von 117 Mio. USD (in 2003) auf 148 Mio. USD (in 2004) gesteigert werden, dies entspricht einer Steigerung von 26,5%. Als Haupttreiber fungiert hier die Glücksspielindustrie („slot machines"), die 2004 bereits zu den vier wichtigsten vertikalen Märkten der Kontron zählte.

Finanz- und Vermögenslage: Ausreichende Barmittel für zukünftiges Wachstum

Das Vermögen der Kontron Gruppe beträgt Ende 2004 279 Mio. EUR gegenüber 272 Mio. EUR Ende 2003. Der Anteil des kurzfristigen Umlaufvermögens an der Bilanzsumme liegt bei 54%. Der Bestand an liquiden Mitteln beträgt 56,3 Mio. EUR Dem gegenüber stehen 4,1 Mio. EUR an kurzfristigen Bankverbindlichkeiten sowie 38,5 Mio. EUR an langfristigen Bankkrediten. Es verbleibt ein Net-Cash-Bestand von 13,7 Mio. EUR. Weitere verfügbare Kreditlinien ergeben eine Liquidität von über 70 Mio. EUR - genug, um zukünftige Wachstumschancen zu realisieren und die Unternehmensziele abzusichern.
Das langfristige Anlagevermögen beträgt zum 31. Dezember 2004 108 Mio. EUR ohne latente Steuern (Vorjahreszeitpunkt: 100,7 Mio. EUR). Die Erhöhung beinhaltet Investitionen in Immobilien – das Entwicklungszentrum in Moskau und der neue Logistikstandort Roding - und den Erwerb von Firmenanteilen insbesonders der Kontron Mobile Computing Inc., Minneapolis und der Kontron Embedded Technology, Taiwan. Darauf basierend hat sich das Eigenkapital um 11,8 Mio. EUR auf 192,5 Mio. EUR erhöht. Der Anteil des Eigenkapitals an der Bilanzsumme beträgt 69,1%.

Verdoppelung der Profitabilität in 2004

Das operative Ergebnis vor Firmenwertabschreibungen konnte in 2004 verdoppelt werden und beträgt 20,1 Mio. EUR gegenüber 10,1 Mio. EUR in 2003. Alle Segmente und alle direkten Konzerntöchter konnten positive Beiträge zum EBIT Ergebnis liefern, wobei die höchsten EBIT Margen in Amerika erzielt wurden.
Das Bruttoergebnis vom Umsatz ist von 88,5 Mio. EUR in 2003 auf 99,8 Mio. EUR in 2004 gestiegen – damit konnte erstmals ein Bruttoergebnis von nahezu 100 Mio. EUR ausgewiesen werden. Die Marge lag mit 38,1% nahezu unverändert zum Vorjahr. Das Kontron-Jahresergebnis nach Steuern lag bei 13,5 Mio. EUR – dies ist das beste Resultat in der Kontron Geschichte. Der Auftragsbestand konnte trotz der Dollarschwäche (15% Wertverlust in 2004) durch Aufträge in USD bei 100 Mio. EUR konstant gehalten werden.

Kontron believes in technology and in Germany as a location

In 2004 the number of employees moved ahead once again from 1,687 (December 2003) to 1,832 members of staff (December 2004). The Research and Development area, in particular, was expanded, with 694 highly qualified employees working in this area at the end of 2004 compared with 588 at the end of 2003 – which is 37 percent of the total workforce. This means that Kontron is drawing on the greatest potential of well-trained engineers in the ECT industry. German and US engineers are teaming up with cost-efficient engineers in Eastern Europe and Canada, which gives Kontron the cost leadership in the ECT development field. The engineering resources will be used to design margin and engineering intensive projects. A major investment are new products in ATCA technology; currently almost 100 employees work on this new technology for the telecom industry.
However, Kontron also further increased its commitment to Germany as a location in 2004. Here, a total of 676 employees were active at Kontron in December 2004, following 605 in December 2003 – an increase of more than 10 percent over the end of the previous year.

Risks

There are risks associated with Kontron's increased commitment to the emerging markets. The target markets of Russia and China are characterized by high political and economic risks. The payment behavior is poorer than in Germany. Kontron is limiting its risk in these countries through diversification – no more than 20 percent of Kontron's total sales are to be generated in these nations.
There were major exchange rate fluctuations between the US dollar and the Euro in the financial years 2002 to 2004 and in the first quarter of 2005. As a globally operating company, Kontron is exposed to these foreign exchange risks. Some 60 percent of all sales are now generated in US dollars as a result of the strong growth in USA and the emerging markets. These risks are best controlled on a monthly rolling basis. Further security is provided by the fact that outgoing invoices in US dollars are approximately matched by goods purchased and costs in US dollars.
Risks also occur as a result of the introduction of new and expensive technology. Kontron limits this risk by restricting its development expenditure on new technologies. A maximum of 25 percent of all R&D expenditure is invested in new products and 75 percent is spent on refining existing products.
Kontron has implemented a risk management system in order to systematically minimize these risks. Various key figures are regularly monitored in the controlling process – if they diverge from a target bandwidth, pre-defined countermeasures are taken. In particular, foreign exchange dependencies and assets in foreign

Kontron setzt auf Technologie und den Standort Deutschland

Auch 2004 wurde der Personalstand weiter von 1687 (Dezember 2003) auf 1832 (Dezember 2004) ausgebaut. Insbesonders wurde der Bereich Forschung und Entwicklung ausgebaut. Gegenüber 588 Mitarbeitern Ende 2003 arbeiten zum Jahresende 2004 694 hochqualifizierte Mitarbeiter in diesem Bereich – das sind 37 % der Gesamtbelegschaft. Damit besitzt Kontron das größte Potenzial an gut ausgebildeten Ingenieuren in der ECT Industrie. Dabei kooperieren deutsche und US-Ingenieure mit kosteneffizienten Ingenieuren in Osteuropa und Kanada und erzielen damit Kostenführerschaft im ECT Entwicklungsbereich. Die Entwicklungsressourcen sollen dazu eingesetzt werden, um margen- und engineering intensive Projekte durchzuführen – so arbeitet Kontron mit fast 100 Personen an Produkten in der neuen ATCA Technologie, die die bestehenden Telekom Backbones ersetzen sollen.
Aber auch der Standort Deutschland wurde 2004 bei Kontron weiter aufgebaut. Im Dezember 2004 sind 676 Mitarbeiter bei Kontron beschäftigt – über 10 % mehr als zum Vorjahresende (605).

Risiken

Risiken bestehen in dem vermehrten Engagement der Kontron in den Emerging Markets. Die Zielmärkte Russland und China sind von politischen und hohen wirtschaftlichen Risiken geprägt. Die Zahlungsmoral ist schlechter als in Deutschland. Kontron limitiert das Risiko in diesen Ländern durch Diversifikation – es sollen maximal 20 % der gesamten Kontron Umsätze in diesen Ländern erwirtschaftet werden.
In den Geschäftsjahren 2002 bis 2004 und im ersten Quartal 2005 ergaben sich große Währungsschwankungen zwischen US-Dollar und Euro. Als weltweit tätiges Unternehmen ist Kontron diesen Währungsrisiken ausgesetzt. Durch das starke Wachstum in den USA und den Emerging Markets werden mittlerweile 60 % aller Umsätze in US-Dollar erwirtschaftet. Diese Risiken werden bestmöglich auf monatlich rollierender Basis abgesichert. Eine weitere Absicherung ergibt sich dadurch, dass der Rechnungsausgang in US-Dollar annähernd durch Wareneinkauf und Kosten in US-Dollar kompensiert wird.
Risiken ergeben sich auch durch die Einführung neuer kostspieliger Technologien. Kontron limitiert dieses Risiko durch die Begrenzung von Entwicklungsausgaben für neue Technologien. Maximal 25 % aller F&E Aufwendungen werden in neue Produkte, 75 % in die Weiterentwicklung bestehender Produkte investiert.
Kontron hat ein Risikomanagement System implementiert, um diese Risiken systematisch zu minimieren. Hierzu werden im Controlling verschiedene Kennziffern regelmäßig überwacht – bei Abweichung von Sollbandbreiten werden vordefinierte Gegenmaß-

currencies are periodically registered, and hedging transactions derived from them. Technology risks are tracked by means of milestone-oriented development plans. Variances in costs or feasibility, therefore, become evident soon after they occur.

Major transactions after the balance sheet date

On February 2005 Kontron America acquired Dolch Computer Systems in California. Revenues of Dolch amounted in 2004 to almost USD 30 million, 85 percent in the USA, mainly in the area of defense. Dolch is a further step to increase our presence in higher margin vertical markets. The acquisition has been financed by capital increase of 7 percent of total outstanding capital (3.3 million new shares).

Positive outlook

The market for embedded computers will continue to grow in 2005. Kontron is assuming that group sales will increase by approximately 15 percent, adjusted for currency fluctuations. This growth will continue to emanate primarily from the USA and the emerging markets. Of the vertical markets, gaming, transportation and telecoms will make the strongest contributions.
One indicator of the upturn is the high number of design wins. Kontron succeeded in posting 263 design wins in the financial year 2004 - representing a record level for Kontron and a significant increase by comparison with the 156 design wins of the previous year. On the basis of 12 months development time, this will result in a significant increase in sales in 2005 and 2006.
As far as sales are concerned, Kontron will continue to focus on investing in the emerging markets - namely China and Russia, which have already been opened up, and also in Eastern Europe for the first time. For example, the sales force in China and engineering in Eastern Europe are both to be further expanded. The share of group sales from these regions is targeted to rise from 14 percent to 20 percent.
In addition to sales increases in 2005, the focus will again be on improving efficiency. Efficiency gains as part of the PIP (profit improvement program) are to reduce the cost base to under 30 percent of sales. We therefore expect another significant increase in earnings for the Kontron group in 2005. Therefore we expect 2005 a 15 percent growth in revenues and a higher growth in earnings for the Kontron group.

The Management Board

nahmen ergriffen. Insbesonders werden Währungsabhängigkeiten und Vermögen in Fremdwährungen periodisch erfasst und daraus Sicherungsgeschäfte abgeleitet. Technologierisiken werden durch meilensteinorientierte Entwicklungspläne erfasst. Abweichungen in den Kosten oder der Machbarkeit werden dadurch sehr zeitnahe sichtbar.

Wesentliche Ereignisse nach dem Bilanzstichtag

Im Februar 2005 hat die Kontron America die Firma Dolch Computer Systems in Kalifornien übernommen. Dolch erzielt in 2004 knapp 30 Mio. USD an Umsätzen, davon 85% in den USA, hauptsächlich im Bereich Verteidigungstechnik. Dolch ist ein weiterer Schritt, um die Präsenz in margenintensiveren vertikalen Märkten zu steigern. Die Akquisition wurde durch eine Kapitalerhöhung über 7% am Grundkapital (3,3 Mio. Aktien) finanziert.

Positiver Ausblick

Der Markt für Embedded Computer wird in 2005 weiter wachsen. Kontron geht von einer Steigerung des Konzernumsatzes währungsbereinigt von ca. 15% aus. Das Wachstum wird weiterhin vor allem aus den Regionen USA und den Emerging Markets kommen. An vertikalen Märkten werden die Bereiche Gaming, Transport und Telekom am stärksten wachsen.
Indiz für den Aufschwung ist die hohe Zahl an Design Wins. Im Geschäftsjahr 2004 konnte Kontron 263 Design Wins verbuchen - das ist Rekordniveau für Kontron und ein deutlicher Anstieg im Vergleich zu 156 Design Wins im Vorjahr. Auf Basis von 12 Monaten Entwicklungszeit wird daraus 2005 und 2006 eine deutliche Steigerung der Umsätze resultieren.
Im Absatzbereich wird Kontron 2005 weiter verstärkt in den Emerging Markets - den bereits erschlossenen Regionen China und Russland und auch neu in Osteuropa investieren. So soll die Vertriebsmannschaft in China und das Engineering Osteuropa weiter ausgebaut werden. Der Umsatzanteil am Konzernumsatz in diesen Regionen soll von 14% auf 20% gesteigert werden.
Neben den Umsatzsteigerungen in 2005 soll weiter verstärkt die Effizienz verbessert werden. Effizienzsteigerungen im Rahmen des PIP (profit improvement program) sollen die Kostenbasis auf unter 30% des Umsatzes drücken. Damit gehen wir auch 2005 von einem 15%igen Umsatzwachstum sowie überproportional steigenden Erträgen für die Kontron Gruppe aus.

Der Vorstand



➤ Financial Report
➤ Finanzbericht

➤ 1. Consolidated statement of income

➤ 1. Konzern Gewinn- und Verlustrechnung (IFRS)

	Notes Anhang	31.12.2004 TEUR	31.12.2003 TEUR
Revenues **Umsatzerlöse**	(20)	262.134	229.314
Cost of goods sold Herstellungskosten des Umsatzes	(21)	-162.286	-140.862
Gross margin **Bruttoergebnis vom Umsatz**		99.848	88.452
Selling and marketing cost Vertriebskosten		-33.150	-29.838
General and administrative cost Allgemeine Verwaltungskosten		-19.021	-22.990
Research and development cost Forschungs- und Entwicklungskosten		-28.430	-26.300
Subtotal operating cost **Zwischensumme operative Kosten**	(23)	-80.601	-79.128
Other operating income and expenses Sonstige betriebliche Erträge und betriebliche Aufwendungen	(24)	1.051	794
Amortization and impairment of intangible assets, related to aquisitions Abschreibung von immateriellen Vermögenswerten aus Akquisitionen		-192	-34.277
Operating income/loss before financial income, income taxes and minority interests **Operatives Ergebnis vor Finanzergebnis, Ertragsteuern u. Gewinnanteilen anderer Gesellschafter**		20.106	-24.159
Financial items Finanzergebnis	(25)	-1.466	-1.053
Income taxes Steuern vom Einkommen und Ertrag	(26)	-4.980	-3.568
Net income/loss before minority interest **Konzernjahresüberschuss/-fehlbetrag vor Gewinnanteilen anderer Gesellschafter**		13.660	-28.780
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust		-112	992
Net income/loss **Konzernjahresüberschuss/-fehlbetrag**		13.548	-27.788
Net Income/ loss per share (basic) in EUR Ergebnis je Aktie (unverwässert) in EUR		0,30	-0,61
Net Income/ loss per share (diluted) in EUR Ergebnis je Aktie (verwässert) in EUR		0,30	-0,61
Weighted average shares outstanding (basic) in thousand Durchschnittlich im Umlauf befindliche Aktien (unverwässert) in Tausend		45.654	45.654
Weighted average shares outstanding (diluted) in thousand Durchschnittlich im Umlauf befindliche Aktien (verwässert) in Tausend		45.905	45.654

➤ 2. Consolidated balance sheet

➤ 2. Konzern Bilanz (IFRS)

ASSETS AKTIVA	Notes Anhang	31.12.2004 TEUR	31.12.2003 TEUR
Cash or equivalent Flüssige Mittel	(1)	56.303	63.720
Short term investments Wertpapiere des Umlaufvermögens		36	896
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	(2)	34.780	32.678
Inventories Vorräte	(3)	47.363	46.517
Advanced payments Geleistete Anzahlungen auf Vorräte		4.785	2.537
Other current receivables & assets Übrige Forderungen	(2)	7.848	5.402
Total current assets **Summe kurzfristige Vermögenswerte**		151.115	151.750
Investments Finanzanlagen		810	742
Property, plant and equipment, net Sachanlagevermögen	(5)	23.608	23.997
Intangible assets Immaterielle Vermögenswerte	(6)	2.771	2.070
Goodwill, net Firmen- oder Geschäftswert	(6)	80.743	73.891
Deferred income taxes Latente Steuern	(4)+(26)	19.709	19.577
Total non current assets **Summe langfristige Vermögenswerte**		127.641	120.277
Total assets/Aktiva		278.756	272.027

LIABILITIES AND EQUITY PASSIVA	Notes Anhang	31.12.2004 TEUR	31.12.2003 TEUR
Accounts payable, trade Verbindlichkeiten aus Lieferungen und Leistungen	(7)	20.205	18.935
Short-term borrowings, bank Verbindlichkeiten gegenüber Kreditinstituten	(9)	4.143	8.002
Current portion of finance lease obligation Kurzfristiger Anteil der Finanzierungsleasingverbindlichkeit	(9)	470	407
Accruals Rückstellungen	(10)	11.087	13.962
Deferred revenues Rechnungsabgrenzungsposten	(7)	966	520
Other current liabilities Übrige kurzfristige Verbindlichkeiten	(7)	5.655	8.292
Total current liabilities **Summe kurzfristige Verbindlichkeiten**		42.526	50.118
Long-term borrowings Langfristige Verbindlichkeiten	(9)	38.485	37.196
Pensions Pensionsrückstellungen	(10)	264	259
Deferred revenues Rechnungsabgrenzungsposten		32	196
Finance lease long-term Langfristiger Anteil der Finanzierungsleasingverbindlichkeit	(9)	775	561
Deferred income taxes Latente Steuern	(8)+(26)	4.144	2.933
Total non current liabilities **Summe langfristige Verbindlichkeiten**		43.700	41.145
Registered capital Gezeichnetes Kapital	(12-14)	45.654	45.654
Additional paid-in capital Kapitalrücklage	(12-14)	178.123	178.189
Retained earnings Bilanzgewinn/-verlust		-10.147	-23.695
Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen		-23.277	-23.517
Treasury stock Eigene Anteile	(15)	-28	-1.326
Equity attributable to Equity Holders of the parent **Den Anteilseignern zurechenbarer Anteil am Eigenkapital**		190.325	175.305
Minority interest Anteile in Fremdbesitz	(16)	2.205	5.459
Equity total **Summe Eigenkapital**		192.530	180.764
Total liabilities and equity **Passiva**		278.756	272.027

➤ 3. Consolidated Cash-Flow

➤ 3. Konzern Cash-Flow (IFRS)

	31.12.2004 TEUR	31.12.2003 TEUR
Net income/loss **Konzernjahresüberschuss/-fehlbetrag**	13.548	-27.788
Minority interest Auf Anteile in Fremdbesitz entfallender Gewinn/Verlust	112	-992
Depreciation and amortization of fixed assets and goodwill Abschreibungen auf das Anlagevermögen und Auflösung von Firmenwerten	7.231	40.310
Net Gain/loss on disposal of fixed assets Netto Gewinn/Verlust aus Abgang von Sachanlagevermögen	1.029	1.915
Change in deferred income taxes Änderung der latenten Steuern	526	382
Other non cash effective items Sonstige zahlungsunwirksame Gewinne und Verluste	-586	-262
Change in assets/liabilities: Veränderungen von Vermögenswerten/Verbindlichkeiten:		
Accounts receivable Forderungen aus Lieferungen und Leistungen	-1.962	1.757
Inventories Vorräte	-1.854	1.143
Other assets Sonstige Forderungen	-3.407	5.305
Accounts payable and accrued charges Verbindlichkeiten und Rückstellungen	-546	-4.996
Net cash used in/provided by operating activities **Cash Flow aus laufender Geschäftstätigkeit**	14.091	16.774
Purchases of property, equipment and intangible assets Erwerb von Sachanlagevermögen und immateriellen Vermögenswerten	-8.511	-6.708
Purchases of financial assets Erwerb von Finanzanlagen	-854	-351
Proceeds from the sale or disposal of property, equipment and intangible assets Erlöse aus dem Abgang von Sachanlagevermögen und immateriellen Vermögenswerten	35	95
Proceeds from the disposal of financial assets Erlöse aus dem Abgang von Finanzanlagen	344	1.912
Acquisitions of entities Erwerb von Beteiligungen	-10.871	-8.986
Sale of entities Verkauf von Beteiligungen	-926	0
Net cash used in/provided by investing activities **Mittelzufluss-/abfluss aus der Investitionstätigkeit**	-20.783	-14.038
Proceeds/repayments of short-term borrowings Aus-/Einzahlungen aus kurzfristigen Bankverbindlichkeiten	-3.941	-8.623
Repayment of long-term debt Tilgung von Finanzverbindlichkeiten	2.729	-3.214
Proceeds from long-term debt Aufnahme langfristiger Finanzverbindlichkeiten	-252	29.354
Costs for planned issuance of shares Kosten Kapitalerhöhung, Folgejahre	-194	0
Purchase of treasury stock Kauf eigener Aktien	-2.423	-2.216
Sale of treasury stock Verkauf eigener Aktien	3.778	890
Net cash used in/provided by financing activities **Cash Flow aus der Finanzierungstätigkeit**	-303	16.191
Effect of exchange rate changes on cash Einfluss von Wechselkursänderungen auf die Zahlungsmittel	-422	-1.409
Net change in cash and equivalents **Zahlungswirksame Veränderungen des Finanzmittelbestandes**	-7.417	17.518
Cash and equivalents at beginning of period Finanzmittelbestand am Anfang der Periode	63.720	46.202
Cash and equivalents at end of period **Finanzmittelbestand am Ende der Periode**	56.303	63.720

➤ 4. Shareholders' Equity

➤ 4. Eigenkapitalentwicklung (IFRS)

	Registered capital Gezeichnetes Kapital TEUR	Additional paid-in capital Kapitalrücklage TEUR	Retained earnings Bilanzgewinn/-verlust TEUR	Other comprehensive income Ergebnisneutrale Eigenkapitalveränderungen TEUR	Treasury stock Eigene Anteile TEUR	Equity attributable to Equity Holders of the parent Den Anteilseignern zurechenbarer Anteil am Eigenkapital TEUR	Minority interest Anteile in Fremdbesitz TEUR	Equity total Summe Eigenkapital TEUR
January 01, 2003	45.654	177.392	4.093	-18.123	0	209.016	5.904	214.920
Net change in treasury stock Zugang/Abgang eigener Aktien					-1.326	-1.326		-1.326
Minority interest Anteile in Fremdbesitz						0	-1.437	-1.437
Equity component of convertible debt Eigenkapitalkomponente von Wandelschuldverschreibung		797				797		797
Foreign currency exchange differences Wechselkursveränderungen				-5.394		-5.394		-5.394
Net income/loss Konzernjahresüberschuss-/fehlbetrag			-27.788			-27.788	992	-26.796
December 31, 2003	45.654	178.189	-23.695	-23.517	-1.326	175.305	5.459	180.764
December 31, 2003	45.654	178.189	-23.695	-23.517	-1.326	175.305	5.459	180.764
Net change in treasury stock* Zugang/Abgang eigener Aktien*		57			1.298	1.355		1.355
Minority interest Anteile in Fremdbesitz						0	-3.366	-3.366
Stock based compensation Aktienbasierende Vergütungen		27				27		27
Foreign currency exchange differences Wechselkursveränderungen				240		240		240
Subsequent costs public offering Nachträgliche Kosten Börsengang		-150				-150		-150
Net income Konzernjahresüberschuss			13.548			13.548	112	13.660
December 31, 2004	45.654	178.123	-10.147	-23.277	-28	190.325	2.205	192.530

* In the column "Additional paid-in capital" are TEUR 213 transaction costs for the sale of treasury stock included.
* In der Spalte „Kapitalrücklage" sind TEUR 213 Tranksaktionskosten für den Verkauf eigener Aktien enthalten.

➤ 5. Consolidated Statement of Assets
➤ 5. Anlagespiegel (IFRS)

	Acquisition or Manufacturing Cost/Anschaffungs- und Herstellungkosten						
	Balance at 01.01.2004 Vortrag 01.01.2004 TEUR	Currency-changes Währungs-änderungen TEUR	Change in consolidated companies Veränderung des Konsolidierungs kreises TEUR	Reclassi-fication Umbuchung TEUR	Additions Zugänge aus Inve-stitionen TEUR	Disposals Abgänge TEUR	Balance at 31.12.2004 Stand 31.12.2004 TEUR
I. Intangible Assets **Immaterielle Vermögenswerte**							
1. Other Intangible Assets Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten	18.866	-299	-19	0	3.141	5.526	16.163
2. Goodwill Geschäfts- oder Firmenwert	139.774	-704	-8.894	0	6.853	0	137.029
	158.640	-1.003	-8.913	0	9.994	5.526	153.192
II. Tangible Assets **Sachanlagen**							
1. Land, leasehold improvements and buildings including buildings on land owned by others Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	23.066	-128	0	0	2.026	1.572	23.392
2. Technical equipment and machinery Technische Anlagen und Maschinen	16.174	-266	-191	0	2.236	6.324	11.629
3. Other equipment, factory and office equipment Andere Anlagen, Betriebs- und Geschäftsausstattung	17.812	-444	-22	37	1.553	3.342	15.594
4. Lease Leasinggegenstände	1.674	-6	0	-37	1.031	0	2.662
	58.726	-844	-213	0	6.846	11.238	53.277
III. Financial Assets **Finanzanlagen**							
1. Investments in affiliated companies Anteile an verbundenen Unternehmen	5.038	0	-1.314	0	0	67	3.657
2. Long-term securities Wertpapiere des Anlagevermögens	932	-4	0	0	632	455	1.105
3. Long-term borrowings to affiliated companies Ausleihungen an verbundene Unternehmen	162	0	0	0	1.300	1.462	0
	6.132	-4	-1.314	0	1.932	1.984	4.762
	223.498	-1.851	-10.440	0	18.772	18.748	211.231

Depreciations-Amortisations/Abschreibungen							Book value/Buchwerte	
Balance at 01.01.2004 Vortrag 01.01.2004 TEUR	Currency-changes Währungs-änderungen TEUR	Change in consolidated companies Veränderung des Konsolidierungs-kreises TEUR	Reclassi-fication Umbuchung TEUR	Additions Abschreibung des Ge-schäftsjahres TEUR	Disposals Abgänge TEUR	Balance at 31.12.2004 Stand 31.12.2004 TEUR	Balance at 31.12.2004 Stand 31.12.2004 TEUR	Balance at 31.12.2003 Stand 31.12.2003 TEUR
16.796	-203	-3	0	1.819	5.017	13.392	2.771	2.070
65.883	-703	-8.894	0	0	0	56.286	80.743	73.891
82.679	-906	-8.897	0	1.819	5.017	69.678	83.514	75.961
7.948	-72	0	0	928	349	8.455	14.937	15.118
13.168	-149	-74	0	1.206	5.130	9.021	2.608	3.006
12.738	-230	-8	10	1.563	3.188	10.885	4.709	5.074
875	-5	0	-10	448	0	1.308	1.354	799
34.729	-456	-82	0	4.145	8.667	29.669	23.608	23.997
4.826	-1	-1.314	0	0	0	3.511	146	212
402	-4	0	0	43	0	441	664	530
162	0	0	0	0	162	0	0	0
5.390	-5	-1.314	0	43	162	3.952	810	742
122.798	-1.367	-10.293	0	6.007	13.846	103.299	107.932	100.700

➤ III. Notes to Consolidated Financial Statements of Kontron AG as of December 31, 2004

in accordance with International Financial Reporting Standards (IFRS)

➤ III. Konzernanhang der Kontron AG zum 31. Dezember 2004

Nach International Financial Reporting Standards (IFRS)

General information

Kontron AG's legal form is that of a public limited company. Its head office is in Eching, Oskar-von-Miller-Str. 1, and it is registered in the Companies Register in Munich HRB 1.
The company's business is the development and manufacture of high-quality embedded computers for use in medical equipment, telecommunications devices and industrial control systems.

Accounting

The consolidated financial statements of Kontron AG as of December 31, 2004 were prepared in accordance with the rules of the International Accounting Standards Board (IASB) for the first time.
All binding International Accounting Standards (IAS/IFRS) for the financial year 2004 and interpretations of them by the International Financial Reporting Interpretations Committee (SIC/IFRIC) were used in the process. The figures for the previous year were established using the same principles.
The preconditions contained in § 292a HGB (German Commercial Code) exempting a company from the obligation to prepare consolidated financial statements in accordance with German commercial law, have been met. The assessment of these preconditions is based on Standard No. 1 (DRS 1) "Exempting consolidated financial statements in accordance with § 292a HGB" of the German Legal Standards Committee (DRSC) in harmony with the 7th EG Guideline.
All information and explanations which go beyond IASB rules and which are required in order to achieve parity with financial statements prepared in accordance with the German Commercial Code, have been given.
In order to improve the clarity of the presentation, various items in the balance sheet and the profit and loss account have been combined. These items are shown and explained separately in the Notes.
The group currency is the euro. Unless explicitly stated otherwise, all figures are given in thousands of euros (TEUR).

Effect of new accounting standards

In December 2003, the International Accounting Standards Board (IASB) passed a series of changes for existing IAS as part of its project to revise the International Financial Reporting Standards, and issued new IFRS, in particular with regard to establishing convergence with the US Generally Accepted Accounting Principles (US-GAAP), which are to be applied for all financial years beginning from January 1, 2005. These standards have already been used voluntarily in advance for the financial year 2004 with the exception of IFRS 2 *Share-based Payment*.

Allgemeine Angaben

Die Kontron AG besteht in der Rechtsform der Aktiengesellschaft. Sie hat ihren Sitz in Eching, Oskar-von-Miller-Str. 1, und ist im Handelsregister in München HRB 1 eingetragen. Gegenstand des Unternehmens sind die Entwicklung und Herstellung von hochwertigen Embedded Computers für den Einsatz in medizinischen Geräten, in Telekommunikationseinrichtungen und industriellen Steuerungssystemen.

Rechnungslegung

Der Konzernabschluss der Kontron AG zum 31. Dezember 2004 wurde erstmals nach den Vorschriften des International Accounting Standards Board (IASB) erstellt.
Dabei wurden alle für das Geschäftsjahr 2004 verbindlichen International Accounting Standards (IAS/IFRS) und die dazu erfolgten Auslegungen des International Financial Reporting Interpretations Committee (SIC/IFRIC) angewendet. Die Vorjahreszahlen wurden nach denselben Grundsätzen ermittelt.
Die Voraussetzungen des § 292a HGB für eine Befreiung von der Pflicht zur Aufstellung eines Konzernabschlusses nach deutschem Handelsrecht sind erfüllt. Die Beurteilung dieser Voraussetzungen basiert auf dem Standard Nr. 1 (DRS 1) „Befreiender Konzernabschluss nach § 292a HGB" des Deutschen Rechnungslegungs Standards Committee (DRSC) im Einklang mit der 7. EG-Richtlinie.
Alle Angaben und Erläuterungen, die über die Vorschriften des IASB hinaus zur Erzielung der Gleichwertigkeit mit einem nach dem Handelsgesetzbuch aufgestellten Konzernabschluss erforderlich sind, wurden gemacht.
Um die Klarheit der Darstellung zu verbessern, wurden verschiedene Posten der Bilanz und der Gewinn- und Verlustrechnung zusammengefasst. Diese Posten sind im Anhang gesondert ausgewiesen und erläutert.
Die Konzernwährung ist EURO. Sofern nicht ausdrücklich anders vermerkt erfolgen alle Angaben in Tausend Euro (TEUR).

Auswirkung von neuen Rechnungslegungsstandards

Im Dezember 2003 hat das International Accounting Standards Board (IASB) im Rahmen seines Projektes zur Überarbeitung der International Financial Reporting Standards eine Reihe von Änderungen bei bestehenden IAS verabschiedet sowie insbesondere im Hinblick auf die Konvergenz mit den US Generally Accepted Accounting Principles (US-GAAP) neue IFRS herausgegeben, die grundsätzlich für ab dem 1. Januar 2005 beginnende Geschäftsjahre anzuwenden sind. Diese Standards wurden mit Ausnahme von IFRS 2 *Share-based Payment* bereits im Geschäftsjahr 2004 freiwillig vorzeitig angewendet.

In February 2004, the IASB published the International Financial Reporting Standard (IFRS) 2 on *Share-based Payment*. This standard regulates the way in which share-based payment systems, such as the granting of stock options to employees, are reported. IFRS 2 defines how share-based payments are to be shown in the balance sheet and how they are to be valued, and obliges companies to include the financial effects of such share-based payments - including expenses for transactions in which employees are granted stock options - in their profit and loss account. IFRS 2 applies for financial years which begin on or after January 1, 2005.
The effects on net income for the year and earnings per share if IFRS 2 is applied, are explained in the Notes in number 28 "Earnings per Share". The accounting methods demanded by IFRS 2 are essentially the same as the version provided there in accordance with SFAS 123.

Im Februar 2004 hat das IASB den International Financial Reporting Standard (IFRS) 2 zu *Share-based Payment* veröffentlicht. Dieser Standard regelt die Bilanzierung von aktienbasierten Vergütungssystemen, wie zum Beispiel die Gewährung von Aktienoptionen an Mitarbeiter. IFRS 2 legt fest, wie aktienbasierte Vergütungen zu bilanzieren und zu bewerten sind, und verpflichtet die Unternehmen, die finanziellen Auswirkungen solcher aktienbasierter Vergütungen - einschließlich der Aufwendungen für Transaktionen, bei denen Aktienoptionen an Mitarbeiter gewährt werden - in ihre Gewinn- und Verlustrechnung aufzunehmen. IFRS 2 gilt für Geschäftsjahre, die am oder nach dem 1. Januar 2005 beginnen.
Die Auswirkungen auf den Jahresüberschuss und den Gewinn je Aktie im Falle der Anwendung des IFRS 2 werden im Anhang in Textziffer 28 „Ergebnis je Aktie" erläutert. Die nach IFRS 2 geforderte Bilanzierung entspricht im Wesentlichen der dort angegebenen Fassung nach SFAS 123.

Group of consolidated companies

In accordance with the principles of full consolidation, all domestic and foreign subsidiaries for which Kontron AG has the direct or indirect opportunity to determine financial and corporate policy in such a way that the group companies benefit from the activities of these companies, have been included in the consolidated accounts. Consolidation begins from the time when the opportunity to exercise such control arises, and finishes when this opportunity no longer exists.
The following subsidiaries have been included in the consolidated financial statements as at December 31, 2004 besides Kontron AG in accordance with the rules of full consolidation:

- Kontron Embedded Computers GmbH, Eching (with two subsidiaries)
- Kontron Italia, Venegono Inferiore
- Kontron Modular Computers GmbH, Kaufbeuren (with six subsidiaries)
- Kontron Embedded Modules GmbH, Deggendorf (with three subsidiaries)
- RT Soft ZAO, Moscow (with one subsidiary)
- Kontron America Inc., San Diego
- Kontron Canada Inc., Montreal
- Memotec Inc.,Montreal (until June 30, 2004)
- Kontron Embedded Technology Inc., Taipeh (with two subsidiaries)

Shares of these subsidiaries' equity owned outside the group are shown separately in equity as shares held by other shareholders.

Konsolidierungskreis

In den Konzernabschluss werden nach den Grundsätzen der Vollkonsolidierung alle in- und ausländischen Tochterunternehmen einbezogen, bei denen die Kontron AG unmittelbar oder mittelbar über die Möglichkeit verfügt, die Finanz- und Geschäftspolitik so zu bestimmen, dass die Gesellschaften des Konzerns aus der Tätigkeit dieser Unternehmen Nutzen ziehen. Die Einbeziehung beginnt mit dem Zeitpunkt, ab dem die Möglichkeit der Beherrschung besteht; sie endet, wenn diese Möglichkeit nicht mehr gegeben ist.
In den Konzernabschluss zum 31. Dezember 2004 sind nach den Vorschriften der Vollkonsolidierung neben der Kontron AG die folgenden Tochtergesellschaften einbezogen:

- Kontron Embedded Computers GmbH, Eching (mit zwei Tochtergesellschaften)
- Kontron Italia, Venegono Inferiore
- Kontron Modular Computers GmbH, Kaufbeuren (mit sechs Tochtergesellschaften)
- Kontron Embedded Modules GmbH, Deggendorf (mit drei Tochtergesellschaften)
- RT Soft ZAO, Moskau (mit einer Tochtergesellschaft)
- Kontron America Inc., San Diego
- Kontron Canada Inc., Montreal
- Memotec Inc., Montreal (bis 30. Juni 2004)
- Kontron Embedded Technology Inc., Taipei (mit zwei Tochtergesellschaften)

Die auf Konzernfremde entfallenden Anteile am Eigenkapital dieser Tochterunternehmen werden als Anteile anderer Gesellschafter im Eigenkapital gesondert ausgewiesen.

The number of subsidiaries consolidated in the financial statements including the parent company showed the following movement in the financial year 2004:

Consolidated as at 31.12.2003	**26**
Consolidated for the first time in 2004	2
Eliminated by sale in 2004	1
Eliminated by merger in 2004	4
Consolidated as at 31.12.2004	**23**

Not included in the consolidated financial statements are companies which are already in liquidation and of subordinate importance for the assets, finance and earnings position of the Kontron group.
These companies are shown in the consolidated financial statements at their cost of acquisition or their attributable value, if lower. The non-consolidated companies are Kontron Israel ltd., Kontron Embedded Computers AB, Sweden, Kontron Elektronik, S.A., Spain, Kontron Electronic Asia Pacific Pte. ltd, Verwaltungsgesellschaft Dr. Berghaus Soft- und Hardware, Entwicklungs- und Vertriebs GmbH.

Acquisitions

Company purchases are shown in accordance with the acquisition method. The *fair values* of the companies acquired are included accordingly in the consolidated financial statements from the time of acquisition.
In the financial year 2003, Kontron conducted corporate acquisitions for a total purchase price volume of EUR 9 million.
In July 2003, Kontron acquired 40.98% of Kontron Beijing Technology Co. Ltd., Beijing, indirectly via Kontron Embedded Modules Asia Ltd. The contract provided for the participating interest to be increased to 66.67% in 2004. Goodwill of TEUR 998 resulted from accounting for this transaction by the acquisition method.
Kontron Embedded Modules Asia Ltd. was refounded for this purpose. Kontron Embedded Modules Asia Ltd's shareholding was increased from 80% to 87% in July 2003.
In November, Kontron acquired large parts of the business operation of the insolvent ROI Computer AG, Krailling, as part of a so-called Asset Deal. Goodwill totaling TEUR 631 results from this acquisition.
A sum of TEUR 10,871 was spent in the financial year 2004 on acquisitions and on purchasing outstanding shares. The purchase prices for the companies acquired and the increases in the size of shareholdings were paid for through the transfer of funds as well as by setting off the relevant amounts. In total, goodwill amounting to TEUR 6,852 has been created. In accordance with IFRS 3 *Business Combinations* which came into force on March 31, 2004, *goodwill* is no longer to be amortized to a schedule but

Die Anzahl der in den Konzernabschluss einbezogenen Tochterunternehmen, einschließlich des Mutterunternehmens, hat sich im Geschäftsjahr 2004 wie folgt verändert:

Einbezogen zum 31.12.2003	**26**
Erstmals einbezogen in 2004	2
Ausgeschieden durch Verkauf in 2004	1
Ausgeschieden durch Verschmelzung in 2004	4
Einbezogen zum 31.12.2004	**23**

Nicht in den Konzernabschluss einbezogen werden Gesellschaften, die sich bereits in Liquidation befinden und von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Kontron Konzerns sind. Diese Unternehmen werden im Konzernabschluss zu Anschaffungskosten oder mit dem niedrigeren beizulegenden Wert angesetzt. Bei den nicht konsolidierten Unternehmen handelt es sich um die Kontron Israel Ltd., Kontron Embedded Computers AB, Schweden, Kontron Elektronik, S.A., Spanien, Kontron Electronic Asia Pacific Pte. Ltd., Verwaltungsgesellschaft Dr. Berghaus Soft- und Hardware, Entwicklungs- und Vertriebs GmbH.

Akquisitionen

Unternehmenskäufe werden nach der Erwerbsmethode ausgewiesen. Dementsprechend werden die *fair values* der erworbenen Unternehmen vom jeweiligen Erwerbszeitpunkt an in den Konzernabschluss einbezogen.
Im Geschäftsjahr 2003 tätigte Kontron Unternehmensakquisitionen mit einem Gesamtkaufpreisvolumen von insgesamt 9 Mio. EUR.
Im Juli 2003 erwarb Kontron mittelbar über Kontron Embedded Modules Asia Ltd., die Kontron Beijing Technology Co. Ltd., Beijing zu 40,98%. Der Vertrag sah vor, in 2004 die Beteiligung auf 66,67% zu erhöhen. Aus der Bilanzierung nach der Erwerbsmethode resultierte ein Firmenwert von TEUR 998.
Die Kontron Embedded Modules Asia Ltd. wurde zu diesem Zweck neu gegründet. Die Anteilshöhe der Kontron Embedded Modules Asia Ltd., wurde im Juli 2003 von 80% auf 87% erhöht.
Im November erwarb Kontron im Wege eines so genannten Asset Deals große Teile des Geschäftsbetriebes der sich in Insolvenz befindlichen ROI Computer AG, Krailling. Aus der Anschaffung resultiert ein Firmenwert von TEUR 631.
Für Akquisitionen und Erwerbe von ausstehenden Aktien wurde im Geschäftsjahr 2004 ein Betrag in Höhe von TEUR 10.871 ausgegeben. Die Kaufpreise für die erworbenen Gesellschaften sowie die Anteilserhöhungen wurden durch die Übertragung von Zahlungsmittel sowie durch Verrechnung beglichen. Insgesamt entstehen Geschäfts- und Firmenwerte in Höhe von TEUR 6.852. Nach dem zum 31. März 2004 in Kraft getretenen IFRS 3 *Business Combinations*, sind Geschäfts- und Firmenwerte nicht mehr planmäßig abzuschreiben, sondern im Rahmen eines jährlichen *Impairment*

must be reviewed as part of an annual *impairment test* to see if it has maintained its value. This standard is to be applied for the first time to mergers for which the contract was concluded on March 31, 2004 or later, but Kontron AG has already applied this rule for the whole financial year 2003. An annual *impairment test* must be carried out on the goodwill amounts.

Kontron AG increased its share of Taiwan Mycomp Company Ltd. from 54.8% to 66.32% in January 2004. The purchase price of TEUR 747 was paid by the transfer of funds. Goodwill amounting to TEUR 373 was created.

In February 2004, Kontron AG acquired 24.35 % of Kontron Asia Inc., Taipei thereby increasing its shareholding from 74.87 % to 99.22 %. The purchase price paid is TEUR 1,989. The goodwill created in the process amounts to TEUR 1,590.

Taiwan Mycomp Company Ltd., Taipei and Kontron Embedded Modules, Taipei were merged with Kontron Asia Inc. Taipei with effect from April 1, 2004. Kontron Asia was renamed Kontron Embedded Technology Inc.

ROI Computers GmbH, Roding was merged with Kontron Embedded Computers GmbH with effect from April 1, 2004.

SOC-Software Outsourcing Consulting GmbH was acquired in May, 2004 and merged with Kontron Embedded Computers GmbH on the same day. The purchase price paid for SOC amounts to TEUR 261, and the resulting goodwill to TEUR 231. The assets and debts acquired were insignificant.

On July 21, 2004 Kontron Embedded Technology, Taipeh acquired a further 25.69% of Kontron Beijing Technology Co. Ltd. and increased its share to 66.67%. The purchase price of TEUR 733 was set off against outstanding receivables from the company.

In September Kontron acquired all the remaining outstanding shares in Kontron Mobile Computing Inc. in the course of a *squeeze-out*. Kontron successfully offered a price of USD 0.55 which was accepted by 92% of the shareholders. As a result, Kontron Mobile Computers Inc., Minneapolis was merged with Kontron America Inc., San Diego on the same day. A purchase price of TEUR 3,795 was paid for acquiring the outstanding shares in Kontron Mobile Computing. The increase of 35.36% in the shareholding results in goodwill of TEUR 3,848. As a result of the merger of Kontron Mobile Computers, Inc. with Kontron America, tax loss carryforwards belonging to Kontron Mobile Computers became applicable. This situation was taken into account when calculating the goodwill.

In June 2004, Memotec Inc. Montreal, Canada, was sold for a selling price of CAD 1.00. The outgoing liquid assets correspond to the company's cash balance at the time of the sale and amount to TCAD 1,497 (TEUR 926). At the time of the sale, the company shows other assets (not including cash in hand or bank balances) of TCAD 74 (TEUR 46) as well as other debts of TCAD 1,976 (TEUR 1,235).

Tests auf ihre Werthaltigkeit zu untersuchen. Erstmals ist dieser Standard auf Unternehmenszusammenschlüsse anzuwenden, deren Vertragsabschlusszeitpunkt der 31. März 2004 oder später ist; die Kontron AG wendet diese Regelung bereits für das gesamte Geschäftsjahr 2003 an. Auf die Goodwillbeträge ist ein jährlicher *Impairment Test* durchzuführen.

Die Kontron AG hat im Januar 2004 die Anteile an der Taiwan Mycomp Company Ltd. von 54,8% auf 66,32% erhöht. Der Kaufpreis in Höhe von TEUR 747 wurde durch Übertragung von Zahlungsmitteln beglichen. Es ergibt sich ein Firmenwert in Höhe von TEUR 373.

Im Februar 2004 erwarb die Kontron AG 24,35% der Kontron Asia Inc., Taipei und erhöhte damit ihren Anteil von 74,87% auf 99,22 %. Der gezahlte Kaufpreis beträgt TEUR 1.989. Der dabei entstandene Firmenwert beläuft sich auf TEUR 1.590.

Am 01. April 2004 wurden die Taiwan Mycomp Company Ltd., Taipei und die Kontron Embedded Modules, Taipei auf die Kontron Asia Inc., Taipei verschmolzen. Die Kontron Asia wurde in Kontron Embedded Technology Inc. umbenannt.

Die ROI Computers GmbH, Roding wurde zum 1. April 2004 auf die Kontron Embedded Computers GmbH verschmolzen.

Im Mai 2004 wurde die SOC - Software Outsourcing Consulting GmbH erworben und am gleichen Tag auf die Kontron Embedded Computers GmbH verschmolzen. Der gezahlte Kaufpreis der SOC betrug TEUR 261, der daraus resultierende Firmenwert beläuft sich auf TEUR 231. Die übernommenen Vermögenswerte und Schulden waren von untergeordneter Bedeutung.

Am 21. Juli 2004 erwarb die Kontron Embedded Technology, Taipei weitere 25,69% an der Kontron Beijing Technology Co. Ltd. und erhöhte damit die Anteilshöhe auf 66,67%. Der Kaufpreis von TEUR 733 wurde mit ausstehenden Forderungen gegenüber der Gesellschaft verrechnet.

Im September hat die Kontron alle restlichen ausstehenden Aktien an der Kontron Mobile Computing Inc. im Wege eines *Squeeze out* erworben. Hierbei hat Kontron erfolgreich einen Preis von USD 0,55 angeboten, der von 92% der Aktionäre angenommen wurde. In Folge dessen wurde am selben Tag die Kontron Mobile Computing Inc., Minneapolis auf die Kontron America Inc., San Diego verschmolzen. Für den Erwerb der ausstehenden Aktien der Kontron Mobile Computing wurde ein Kaufpreis von TEUR 3.795 gezahlt. Durch die Anteilserhöhung um 35,36% ergibt sich ein Firmenwert in Höhe von TEUR 3.848. Durch die Verschmelzung der Kontron Mobile Computing, Inc. mit der Kontron America wurden steuerliche Verlustvorträge der Kontron Mobile Computing werthaltig. Dieser Sachverhalt wurde bei der Firmenwertberechnung berücksichtigt.

Im Juni 2004 wurde die Memotec Inc. Montreal, Kanada zu einem Veräußerungspreis von CAD 1,- verkauft. Die abgegangenen liquiden Mittel entsprechen dem Cash Bestand der Gesellschaft zum Veräußerungszeitpunkt und betragen TCAD 1.497 (TEUR 926).

In accordance with IFRS 3, information on mergers taking place between the balance sheet reference date and approval of the accounts for publication, must be provided in addition to information on mergers in the financial year 2004. It should be mentioned in this context that we have largely concluded the acquisition of Dolch Computer Systems Inc., Fremont as of February 25, 2005. Dolch is mainly involved with embedded computer technology in the defense, government, and testing and measurement areas, and posted sales of almost USD 30 million in the financial year 2004. The acquisition costs will be approx. EUR 12 million. Dolch Computer Systems Inc., Fremont, was acquired in whole indirectly via Kontron America Inc. It is not possible to provide further details due to the fact that the acquisition has only recently taken place.

Change to the group of consolidated companies

The group of consolidated companies was extended as part of the process of converting the group's accounts to IAS. The following companies are reflected in the opening balance on January 01, 2003 for the first time:

- Kontron ECT design s.r.o., Pilsen
- Kontron Italia s.r.l., Venegono Inferiore
- Kontron Modular Computers Korea, Seoul
- Kontron Australia

Memotec Inc., Montreal, left the group of consolidated companies with effect from June 30, 2004 due to its sale.

Consolidation principles

The assets and liabilities of the domestic and foreign companies included in the consolidated financial statements are shown in accordance with the accounting and valuation methods which are uniformly applied in the Kontron group.

In the case of subsidiaries consolidated for the first time, assets and liabilities must be valued at their attributable value at the time of acquisition. The hidden reserves and debts uncovered are carried, depreciated or released as part of the subsequent consolidation in accordance with the corresponding assets and liabilities. Goodwill is created to the extent that the acquisition value of the participating interests exceeds the group's share of the particular company's equity thus established. The value of goodwill created through consolidation is reviewed regularly on the balance sheet reference date and if necessary, unscheduled depreciation is applied.

Die Gesellschaft weist zum Veräußerungszeitpunkt sonstige Vermögenswerte (ohne Kassenbestände und Guthaben bei Kreditinstituten) in Höhe von TCAD 74 (TEUR 46) sowie sonstige Schulden in Höhe von TCAD 1.976 (TEUR 1.235) aus.

Gemäß IFRS 3 sind neben den Informationen zu Unternehmenszusammenschlüssen des Geschäftsjahres 2004 auch Informationen zu Unternehmenszusammenschlüssen zwischen dem Bilanzstichtag und der Freigabe des Abschlusses zur Veröffentlichung erforderlich. In diesem Zusammenhang ist hier aufzuführen, dass zum 25. Februar 2005 die Akquisition von Dolch Computer Systems Inc., Fremont weitgehend abgeschlossen wurde. Dolch ist vornehmlich mit Embedded Computer Technologie in den Bereichen Defense, Government und Test- und Measurement tätig und hat im Geschäftsjahr 2004 einen Umsatz von knapp 30 Mio. US Dollar erzielt. Die Anschaffungskosten werden ca. EUR 12 Mio. betragen. Die Dolch Computer Systems Inc., Fremont wurde mittelbar über die Kontron America Inc. zu 100% erworben. Aufgrund des erst kürzlich erfolgten Erwerbs sind weitere Angaben noch nicht möglich.

Veränderung des Konsolidierungskreises

Im Zuge der Umstellung der Rechnungslegung des Konzerns auf IFRS wurde der Konsolidierungskreis erweitert. Folgende Gesellschaften sind in der Eröffnungsbilanz zum 01. Januar 2003 erstmals berücksichtigt:

- Kontron ECT design s.r.o., Pilsen
- Kontron Italia s.r.l., Venegono Inferiore
- Kontron Modular Computers Korea, Seoul
- Kontron Australien

Aus dem Konsolidierungskreis ist im Berichtsjahr die Memotec Inc., Montreal, infolge Veräußerung zum 30. Juni 2004 ausgeschieden.

Konsolidierungsgrundsätze

Die Vermögenswerte und Schulden der in den Konzernabschluss einbezogenen in- und ausländischen Unternehmen werden nach den für den Kontron Konzern einheitlich geltenden Bilanzierungs- und Bewertungsmethoden angesetzt.

Bei erstmalig konsolidierten Tochterunternehmen sind die Vermögenswerte und Schulden mit ihrem beizulegenden Wert zum Erwerbszeitpunkt zu bewerten. Die aufgedeckten stillen Reserven und Lasten werden im Rahmen der Folgekonsolidierung entsprechend den korrespondierenden Vermögenswerten und Schulden fortgeführt, abgeschrieben bzw. aufgelöst. Soweit die Anschaffungswerte der Beteiligungen den Konzernanteil am so ermittelten Eigenkapital der jeweiligen Gesellschaft übersteigen, entstehen Geschäfts- oder Firmenwerte. Durch die Konsolidierung entstandene Geschäfts- oder Firmenwerte werden regelmäßig zum Bilanzstichtag auf ihre Werthaltigkeit überprüft und gegebenenfalls

Payables and receivables existing between consolidated companies are netted off, expenses and income are eliminated. Group inventories and fixed assets are adjusted to eliminate inter-company results.
Consolidation transactions affecting net income are subject to deferred taxes.

außerplanmäßig abgeschrieben.
Zwischen konsolidierten Gesellschaften bestehende Forderungen und Verbindlichkeiten werden aufgerechnet, Aufwendungen und Erträge werden eliminiert. Die Konzernvorräte und das Anlagevermögen werden um Zwischenergebnisse bereinigt.
Ergebniswirksame Konsolidierungsvorgänge unterliegen der Abgrenzung latenter Steuern.

Currency conversion

The year-end accounts of foreign subsidiaries are converted using the concept of the functional currency in accordance with IAS 21 The *Effect of Changes in Foreign Exchange Rates*. All companies work independently from a financial and economic point of view with the result that the functional currency corresponds to the national currency of these companies in each case.
Assets and liabilities as well as contingent liabilities and other financial obligations are converted at the mean rate on the balance sheet reference date; items in the profit and loss account are converted at the average rate for the year. Exchange rate differences arising from the settlement of foreign currency items during the year and from valuing open foreign currency items at the rate on the balance sheet reference date are recorded in net equity with no effect on the P&L.
The currency difference resulting from converting equity is set off in the equity movement item not affecting the P&L.
The exchange rates of the currencies which are of the greatest importance to Kontron group, showed the following movement:

Währungsumrechnung

Die Jahresabschlüsse der ausländischen Tochtergesellschaften werden nach dem Konzept der funktionalen Währung gemäß IAS 21 *The Effect of Changes in Foreign Exchange Rates* umgerechnet. Alle Gesellschaften arbeiten in finanzieller und wirtschaftlicher Sicht unabhängig, so dass die jeweilige funktionale Währung der Landeswährung dieser Unternehmen entspricht.
Die Umrechnung der Vermögenswerte und Schulden sowie der Haftungsverhältnisse und der sonstigen finanziellen Verpflichtungen erfolgt zum Mittelkurs am Bilanzstichtag; die Posten der Gewinn- und Verlustrechnung werden zum Jahresdurchschnittskurs umgerechnet. Kursdifferenzen aus dem unterjährigen Ausgleich von Fremdwährungspositionen sowie aus der Bewertung der offenen Fremdwährungsposten mit dem Kurs am Bilanzstichtag werden erfolgsneutral im Eigenkapital erfasst.
Der sich aus der Umrechnung des Eigenkapitals ergebende Währungsunterschied wird im Posten ergebnisneutrale Eigenkapitalveränderung verrechnet.
Die Wechselkurse der für den Kontron Konzern wichtigsten Währungen veränderten sich im Vorjahresvergleich wie folgt:

	Reference date rate (base EUR 1) Stichtagskurs (Basis EUR 1)		**Average rate (base EUR 1) Durchschnittskurs (Basis EUR 1)**	
	2004	**2003**	**2004**	**2003**
US Dollar US-Dollar	**1,36**	**1,26**	**1,24**	**1,13**
Canadian Dollar Canadischer Dollar	**1,64**	**1,63**	**1,62**	**1,58**
British Pound Britisches Pfund	**0,71**	**0,71**	**0,68**	**0,69**
Taiwan Dollar Taiwan Dollar	**43,17**	**42,63**	**41,48**	**38,92**
Russian Rouble Russischer Rubel	**37,76**	**36,88**	**35,77**	**34,68**

➤ Explanation of conversion to IFRS accounting

Kontron AG's consolidated financial statements have been prepared as if (IAS/IFRS) and the *Interpretations* (SIC/IFRIC) had always been applied. Use was made of the option of exemption from retrospective conversion in the case of goodwill in accordance with IFRS 1. The resulting differences from consolidated financial statements drawn up in accordance with recognized American accounting rules were set off in equity with no corresponding effect on the P&L. The effects of converting the consolidated financial statements to IFRS for the financial year 31.12.2003 are shown in the following table on the basis of the last available consolidated statements drawn up using US-GAAP:

➤ Erläuterung zur Umstellung der Rechnungslegung auf IFRS

Der Kontron AG Konzernabschluss wurde so aufgestellt, als wären die (IAS/IFRS) und die *Interpretations* (SIC/IFRIC) schon immer angewendet worden. Vom Wahlrecht der Befreiung der retrospektiven Umstellung bei Unternehmenserwerben vor dem 1.1.2003 wurde gemäß IFRS 1 Gebrauch gemacht. Die sich dabei ergebenden Unterschiedsbeträge gegenüber dem vormaligen Konzernabschluss nach anerkannten amerikanischen Rechnungslegungsvorschriften wurden erfolgsneutral im Bilanzgewinn verrechnet. Anhand des letzten vorliegenden Konzernabschlusses nach US-GAAP werden die Auswirkungen der Umstellung des Konzernabschlusses auf IFRS für das Geschäftsjahr 31.12.2003 nachfolgend dargestellt:

ASSETS **AKTIVA**	**IFRS** **2003**	**US-GAAP** **2003**	**Change** **Veränderung**
Cash or equivalent Flüssige Mittel	**63.720**	**63.590**	**130**
Short-term securities Wertpapiere des Umlaufvermögens	**896**	**896**	**0**
Accounts receivable, net Forderungen aus Lieferungen und Leistungen	**32.678**	**32.937**	**-259**
Inventories Vorräte	**46.517**	**47.693**	**-1.176**
Deferred taxes, short-term Latente Steuern, kurzfristig	**0**	**3.614**	**-3.614**
Other current receivables and assets Übrige Forderungen	**7.939**	**6.837**	**1.102**
Current assets **Kurzfristige Vermögenswerte**	**151.750**	**155.567**	**-3.817**
Investments Finanzanlagen	**742**	**869**	**-127**
Property, plant and equipment Sachanlagevermögen	**23.997**	**22.125**	**1.872**
Intangible assets Immaterielle Vermögenswerte	**2.070**	**3.674**	**-1.604**
Goodwill Firmen- oder Geschäftswert	**73.891**	**83.466**	**-9.575**
Deferred taxes, long-term Latente Steuern, langfristig	**19.577**	**15.119**	**4.458**
Non current assets **Langfristige Vermögenswerte**	**120.277**	**125.253**	**-4.976**
Total assets **Aktiva gesamt**	**272.027**	**280.820**	**-8.793**

LIABILITIES PASSIVA	IFRS 2003	US-GAAP 2003	Change Veränderung
Short-term liabilities Kurzfristige Verbindlichkeiten	27.346	27.145	201
Accruals Rückstellungen	13.962	12.644	1.318
Deferred taxes, short-term Latente Steuern, kurzfristig	0	442	-442
Other liabilities incl. deferred revenues Sonstige Verbindlichkeiten incl. Rechnungsabgrenzungsposten	8.810	6.556	2.254
Total current liabilities Kurzfristige Verbindlichkeiten total	50.118	46.787	3.331
Long-term borrowings incl. pension provisions Langfristige Verbindlichkeiten incl. Pensionsrückstellungen	38.212	44.356	-6.144
Deferred taxes, long-term Latente Steuern, langfristig	2.933	3.615	-682
Total non current liabilities Langfristige Verbindlichkeiten total	41.145	47.971	-6.826
Shareholders' equity Eigenkapital	180.764	186.062	-5.298
Total liabilities and equity Passiva gesamt	272.027	280.820	-8.793

As well as accounting adjustments (IFRS – US-GAAP), the changes are also based on alterations to the group of consolidated companies with the conversion of the accounting standard from US GAAP to IFRS.
In detail, the changes to the consolidated balance sheet are based on the following major differences from the accounting and valuation methods used hitherto:

Inventories
The principle of caution on which international accounting is based, was applied to blanket adjustments to the value of goods. Group-wide devaluation calculations were introduced to determine value adjustments for similar product groups in order to standardize the valuation principles used.
Inventories have changed as a result of the expansion of the group of companies consolidated. As a result, there is also a change in the intercompany results which have to be eliminated.

Die Veränderungen basieren, neben den rechnungslegungsrelevanten Anpassungen (IFRS – US-GAAP), auch auf Änderungen des Konsolidierungskreises mit der Umstellung der Rechnungslegung von US-GAAP auf IFRS.
Im Einzelnen liegen den Veränderungen in der Konzernbilanz folgende wesentliche Abweichungen von den bislang angewendeten Bilanzierungs- und Bewertungsmethoden zugrunde:

Vorräte
Pauschalierte Wertkorrekturen im Warenbereich wurden dem der internationalen Rechnungslegung zugrunde liegenden Vorsichtsprinzip angepasst. Zur Ermittlung von Wertkorrekturen bei gleichartigen Warengruppen wurden, zur Vereinheitlichung der Bewertungsgrundsätze, konzernweite Abwertungsberechnungen eingeführt.
Die Vorräte verändern sich aufgrund der Erweiterung des Konsolidierungskreises. Aufgrund dessen ergibt sich auch eine Änderung in den zu eliminierenden Zwischenergebnissen.

Inventories fell by TEUR 1,176 by IFRS with the following changes:

Nach IFRS verminderten sich die Vorräte um TEUR 1.176 wie folgt:

Inventories as of 31.12.2003 under US-GAAP **Vorräte zum 31.12.2003 nach US-GAAP**	**47.693**
Corrective value adjustments Korrekturwertberichtigungen	**-952**
Elimination of intercompany results Eliminierung von Zwischenergebnissen	**-339**
Change to list of consolidated companies Änderung Konsolidierungskreis	**115**
Inventories as of 01.01.2004 under IFRS **Vorräte zum 01.01.2004 nach IFRS**	**46.517**

Fixed assets

Regarding the way in which lease relationships are shown in the balance sheet, a few have been reclassified as Finance Leases with the result that leased assets must be capitalized in the consolidated financial statements.

As part of IFRS 1 *First Application of IFRS*, the relief option was claimed for goodwill in the case of company mergers. By claiming this option, Kontron AG decides to maintain classification of the mergers in accordance with the previous accounting principles before January 01, 2003. Regardless of whether there are signs of a reduction in value in the goodwill, it must be subjected to an impairment test at the time of transfer to IFRS. For this purpose, the goodwill must be allocated to units which generate cash in accordance with IAS 36. Under US-GAAP, the *Reporting Unit* was the determining factor in establishing whether there was a need to reduce the value of goodwill, and in the Kontron group, basically cash generating units represent the reporting level below the previous *Reporting Units.*

This devaluation test resulted in a need to reduce values at the time of conversion amounting to TEUR 10.935.

Against this, the need for value adjustments in 2003 is TEUR 1.200 less by comparison with US-GAAP.

The changes due to the list of consolidated companies relate primarily to the addition of fixtures, furniture and office equipment.

The change to fixed assets by TEUR 9.434 results as follows:

Anlagevermögen

Bei der Bilanzierung von Leasingverhältnissen nach IAS 17 kommt es gegenüber US-GAAP in Einzelfällen zur Umklassifizierung von Vertragsverhältnissen in Finance Leases, mit der Folge, dass gemietete Vermögensgegenstände im Konzernabschluss zu aktivieren sind.

Im Rahmen von IFRS 1 *Erstmalige Anwendung* der IFRS wurde für Geschäfts- und Firmenwerte das Erleichterungswahlrecht für Unternehmenszusammenschlüsse in Anspruch genommen. Die Kontron AG entscheidet sich durch die Inanspruchnahme dieses Wahlrechts für die Beibehaltung der Klassifizierung der Unternehmenszusammenschlüsse vor dem 1. Januar 2003 nach vorherigen Rechnungslegungsgrundsätzen. Unabhängig davon ob Anzeichen für eine Wertminderung des Geschäfts- oder Firmenwerts vorliegen ist dieser zum Zeitpunkt des Übergangs auf IFRS einem *Impairment Test* zu unterziehen. Hierfür ist der Geschäfts- und Firmenwert gemäß IAS 36 auf zahlungsmittelgenerierende Einheiten zu verteilen. Nach US-GAAP war für die Ermittlung des Wertminderungsbedarfs auf Firmenwerte die *Reporting Unit* ausschlaggebend; zahlungsmittelgenerierende Einheiten stellen im Kontron Konzern grundsätzlich die Berichtsebene unterhalb der bisherigen *Reporting Unit* dar.

Aufgrund der Wertminderungstests ergab sich ein Wertminderungsbedarf zum Umstellungszeitpunkt in Höhe von TEUR 10.935. Demgegenüber steht ein im Vergleich zu US-GAAP um TEUR 1.200 verminderter Wertberichtigungsbedarf im Jahr 2003.

Die konsolidierungskreisbedingten Änderungen betreffen in erster Linie den Zugang von Betriebs- und Geschäftsausstattung.

Die Veränderung des Anlagevermögens um TEUR 9.434 ergibt sich wie folgt:

Fixed assets as of 31.12.2003 under US-GAAP **Anlagevermögen zum 31.12.2003 nach US-GAAP**	**110.134**
Finance Leases Finanzierungsleasing	**191**
Goodwill adjustment Wertberichtigung Goodwill	**-9.735**
Change to list of consolidated companies Änderung Konsolidierungskreis	**-50**
Others Übrige	**160**
Fixed assets as of 01.01.2004 under IFRS **Anlagevermögen zum 01.01.2004 nach IFRS**	**100.700**

Deferred taxes

In accordance with IAS 12, there is a general obligation to show deferred tax assets and deferred tax liabilities in the balance sheet; in the process IFRS does not distinguish, as does US-GAAP, between short-term and long-term deferred taxes. The short-term deferred taxes were reclassified accordingly.

Liabilities

Resulting from the reclassification of individual lease relationships as *Finance Leases*, corresponding liabilities from lease relationships have to be shown under financial liabilities.

The changes to the list of consolidated companies mainly affect trade accounts payable.

Shares in third party ownership are shown in shareholders' equity unlike under US-GAAP.

Convertible bonds are viewed in accordance with IAS 32 as composite financial instruments consisting of a debt and an equity component. When the financial instrument is issued, therefore, classification is made by borrowings and equity.

However, in US-GAAP, convertible bonds with non-detachable conversion rights are shown in borrowed capital from the day of issue.

Liabilities have therefore fallen by TEUR 3,495 under IFRS which is made up as follows:

Latente Steuern

Nach IAS 12 besteht eine generelle Bilanzierungspflicht von aktiven und passiven latenten Steuern; dabei unterscheidet IFRS, im Gegensatz zu US-GAAP, nicht in kurz- und langfristig latente Steuern. Die kurzfristig latenten Steuern wurden entsprechend umgegliedert.

Verbindlichkeiten

Aus der Umklassifizierung einzelner Leasingverhältnisse in *Finance Leases* sind auf der Passivseite unter den Finanzverbindlichkeiten entsprechende Verbindlichkeitspositionen aus Leasingverhältnissen auszuweisen.

Die Änderungen des Konsolidierungskreises betreffen im Wesentlichen Verbindlichkeiten aus Lieferungen und Leistungen.

Die Anteile in Fremdbesitz werden abweichend zu US-GAAP im Eigenkapital ausgewiesen.

Wandelschuldverschreibungen werden nach IAS 32 als zusammengesetzte Finanzinstrumente betrachtet, die aus einer Schuld- sowie einer Eigenkapitalkomponente bestehen. Bei Ausgabe des Finanzinstrumentes erfolgt daher die Klassifizierung in Fremd- und Eigenkapital.

In US-GAAP werden Wandelschuldverschreibungen mit unabtrennbarem Wandelungsrecht hingegen zum Ausgabetag im Fremdkapital ausgewiesen.

Die Verbindlichkeiten verringern sich demnach nach IFRS insgesamt um TEUR 3.495 wie folgt:

Liabilities as of 31.12.2003 under US-GAAP **Verbindlichkeiten zum 31.12.2003 nach US-GAAP**	**94.758**
Finance Leases Finanzierungsleasing	**207**
Changes to provisions Änderung Rückstellungen	**1.317**
Change of consolidated companies Änderung Konsolidierungskreis	**230**
Reclassification of shares in third party ownership Umklassifizierung Anteile in Fremdbesitz	**-5.459**
Change to tax liability and deferred taxes Änderung Steuerverbindlichkeit und latente Steuern	**974**
Conversion right (equity component) Wandelungsrecht (Eigenkapitalkomponente)	**-782**
Other Übrige	**18**
Liabilities as of 01.01.2004 under IFRS **Verbindlichkeiten zum 01.01.2004 nach IFRS**	**91.263**

Provisions

In accordance with IAS 37, the expectation method was used for warranty provisions, i.e. the entire extent of all obligations was estimated by weighting all possible individual obligations by the likelihood of their occurrence. In the event of there being a bandwidth of possible events, the center of the bandwidth must be applied.

Provisions must be made under IFRS as soon as the probability of a claim is over 50%. If the size of the provision is uncertain, the most likely figure must be provided for under IFRS while under US-GAAP the lowest figure of the figures with the same probatility was provided for. The provisions for legal risks and the other provisions must be set therefore higher under IAS/IFRS.

Provisions under IFRS have changed by TEUR 1,317 which is made up as follows:

Rückstellungen

Bei den Gewährleistungsrückstellungen wurde nach IAS 37 die Erwartungsmethode angewendet, d.h. der gesamte Verpflichtungsumfang wurde durch Gewichtung aller möglichen Verpflichtungseinzelbeträge mit den korrespondierenden Eintrittswahrscheinlichkeiten geschätzt. Bei einer Bandbreite möglicher Ereignisse ist der Mittelpunkt der Bandbreite anzuwenden.

Rückstellungen müssen nach IFRS bereits bei einer Wahrscheinlichkeit der Inanspruchnahme von über 50% vorgenommen werden. Ist die Höhe der Rückstellung ungewiss, muss nach IFRS der wahrscheinlichste Wert zurückgestellt werden, während im US-GAAP der niedrigste Wert von gleich wahrscheinlichen Werten zurückgestellt wird. Die Rückstellungen für Prozessrisiken und sonstige Rückstellungen sind daher nach IAS/IFRS höher zu dotieren.

Die Rückstellungen nach IFRS haben sich um TEUR 1.317 wie folgt verändert:

Provisions as of 31.12.2003 under US-GAAP **Rückstellungen zum 31.12.2003 nach US-GAAP**	**12.903**
Warranty risks Risiken Gewährleistung	**201**
Legal risks Prozessrisiken	**827**
Other Übrige	**289**
Provisions as of 01.01.2004 under IFRS **Rückstellungen zum 01.01.2004 nach IFRS**	**14.220**

Shareholders' equity

In accordance with IFRS 1.39, it is necessary to transfer the shareholders' equity shown under the previous accounting principles to shareholders' equity in line with IAS/IFRS for the time of transition to IFRS and for the end of the period presented in the last company accounts prepared in accordance with the previous accounting principles. The transfer of shareholders' equity in accordance with IAS/IFRS shows the following results:

Eigenkapital

Gemäß IFRS 1.39 sind Überleitungen des nach vorherigen Rechnungslegungsgrundsätzen ausgewiesenen Eigenkapitals auf das Eigenkapital nach IAS/IFRS für den Zeitpunkt des Übergangs auf IFRS und für das Ende der Periode, die in dem letzten, nach vorherigen Rechnungslegungsgrundsätzen aufgestellten Abschluss des Unternehmens dargestellt wurde, erforderlich. Die Überleitungen des Eigenkapitals nach IAS/IFRS ergeben sich wie folgt:

Shareholders' equity as of 31.12.2002 under US-GAAP **Eigenkapital zum 31.12.2002 nach US-GAAP**	**221.308**
Amortization goodwill Abschreibung Firmenwert	**-10.935**
Inventory valuation Vorratsbewertung	**-520**
Revaluation of provisions Umbewertung von Rückstellungen	**-963**
Deferred taxes Abgrenzung latente Steuern	**599**
Changes to list of consolidated companies Änderungen Konsolidierungskreis	**-32**
Other Übrige	**-441**
Shareholders' equity as of 01.01.2003 under IFRS **Eigenkapital zum 01.01.2003 nach IFRS**	**209.016**

Shareholders Equity as of 31.12.2003 under US-GAAP **Eigenkapital zum 31.12.2003 nach US-GAAP**	186.062
Reclassification of shares third party ownership Umgliederung Anteile in Fremdbesitz	5.459
Amortization goodwill Abschreibung Firmenwert	-9.735
Inventory Vorratsbewertung	-951
Convertible debt Wandelschuldverschreibung	797
Reclassification of accruals Umbewertung von Rückstellungen	-1.157
Classification deferred taxes Abgrenzung latente Steuern	161
Changes to the list of consolidated companies Änderungen Konsolidierungskreis	-129
Other Übrige	257
Shareholders Equity as of 01.01.2004 under IAS/IFRS **Eigenkapital zum 01.01.2004 nach IAS/IFRS**	180.764

The net loss for the year under IFRS is TEUR 778 less than under US-GAAP. The transition to net income under IFRS results as follows:

Der Jahresfehlbetrag nach IFRS ist um TEUR 778 geringer ausgefallen als der Jahresfehlbetrag nach US-GAAP. Die Überleitung auf das Jahresergebnis nach IFRS ergibt sich wie folgt:

Earnings as of 31.12.2003 under US-GAAP **Ergebnis zum 31.12.2003 nach US-GAAP**	-28.566
Accounting and valuation differences Ansatz- und Bewertungsunterschiede	-577
Goodwill write-up Zuschreibung Firmenwert	1.200
Deferred taxes Ansatz latenter Steuern	160
Changes to the list of consolidated companies Änderungen Konsolidierungskreis	-51
Other Übrige	46
Earnings as of 01.01.2004 under IAS/IFRS **Ergebnis zum 01.01.2004 nach IAS/IFRS**	-27.788

Accounting and valuation methods

The accounts of Kontron AG and its domestic and foreign subsidiaries are prepared in accordance with IAS 27 Consolidated *Financial Statements and Accounting for Investments in Subsidiaries* following uniform accounting and valuation methods.
The book values of the financial assets and financial debts shown in the balance sheet correspond to their attributable market values, or only differ marginally from them.

Bilanzierungs- und Bewertungsgrundsätze

Die Abschlüsse der Kontron AG sowie der in- und ausländischen Tochtergesellschaften werden entsprechend IAS 27 *Consolidated Financial Statements and Accounting for Investments in Subsidiaries* nach einheitlichen Bilanzierungs- und Bewertungsgrundsätzen aufgestellt.
Die Buchwerte der bilanzierten finanziellen Vermögenswerte und finanziellen Schulden entsprechen den beizulegenden Zeitwerten oder weichen nur unwesentlich von diesen ab.

Income and expenditure

Sales are always recorded when the services are performed or the goods delivered, i.e. when the risk has been transferred to the customer. The *percentage-of-completion method* is only used in

Ertrags- und Aufwandsrealisierung

Die Erfassung von Umsatzerlösen erfolgt grundsätzlich dann, wenn die Leistungen erbracht bzw. die Waren oder Erzeugnisse geliefert worden sind, das heißt, wenn der Gefahrenübergang auf den Abneh-

exceptional cases as the beginning and completion of services regularly fall in one accounting period.
Operating expenses are booked to net income when the services are used or when they are caused financially.

mer vorliegt. Die *Percentage-of-Completion-Method* kommt nur in Ausnahmefällen zur Anwendung, da regelmäßig Beginn und vollständige Erbringung von Leistungen in eine Rechnungsperiode fallen.
Betriebliche Aufwendungen werden mit Inanspruchnahme der Leistungen bzw. zum Zeitpunkt ihrer wirtschaftlichen Verursachung ergebniswirksam.

Intangible assets

Intangible assets acquired from third parties against payment are shown at the cost of acquisition, taking into account peripheral costs and cost reductions, and written off using scheduled straight line depreciation over their useful life.
Concessions, rights and licences relate to the acquisition of IT software. The scheduled depreciation is based on a useful life of 3 to 7 years. Scheduled depreciation is allocated to the business area using the product.
Research costs are treated as current expenditure.
Goodwill is not written off to schedule over its probable useful life. As part of IFRS 1 *First use of IFRS*, the option of relief for company mergers has been claimed for goodwill. By claiming this option, Kontron AG decides to maintain the classification of the mergers before 1. January 2003 in accordance with the previous accounting principles. Regardless of whether there are signs of a reduction in value in the goodwill, it must be subjected to an *impairment test* at the time of transfer to IFRS.
The intrinsic value of goodwill is reviewed on the balance sheet reference date. An impairment test is also carried out if there are signs that an adjustment in the value needs to be made. Any need for depreciation resulting from this review of value is conducted on an unscheduled basis. For this purpose, the goodwill must be allocated to units which generate cash.

Immaterielle Vermögenswerte

Entgeltlich erworbene immaterielle Vermögenswerte werden mit den Anschaffungskosten unter Berücksichtigung der Nebenkosten und Kostenminderungen bilanziert und planmäßig linear über ihre wirtschaftliche Nutzungsdauer abgeschrieben.
Konzessionen, Rechte und Lizenzen betreffen erworbene EDV-Software. Den planmäßigen Abschreibungen liegen Nutzungsdauern von 3 bis 7 Jahren zugrunde. Planmäßige Abschreibungen sind den nutzenden Funktionsbereichen zugeordnet.
Forschungskosten werden als laufender Aufwand behandelt.
Geschäfts- und Firmenwerte werden nicht planmäßig über die voraussichtliche Nutzungsdauer abgeschrieben. Im Rahmen von IFRS 1 *Erstmalige Anwendung der IFRS* wurde für Geschäfts- und Firmenwerte das Erleichterungswahlrecht für Unternehmenszusammenschlüsse in Anspruch genommen. Die Kontron AG entscheidet sich durch die Inanspruchnahme dieses Wahlrechts für die Beibehaltung der Klassifizierung der Unternehmenszusammenschlüsse vor dem 01. Januar 2003 nach vorherigen Rechnungslegungsgrundsätzen. Unabhängig davon, ob Anzeichen für eine Wertminderung des Geschäfts- oder Firmenwerts vorliegen, ist dieser zum Zeitpunkt des Übergangs auf IFRS einem *Impairment Test* zu unterziehen.
Geschäfts- und Firmenwerte werden regelmäßig zu Geschäftsjahresende auf ihre Werthaltigkeit überprüft. Darüber hinaus erfolgt bei Vorliegen von Anzeichen auf Wertberichtigungsbedarf eine Werthaltigkeitsprüfung. Ein sich aus der Werthaltigkeitsprüfung ergebender Abschreibungsbedarf wird außerplanmäßig vorgenommen. Hierfür ist der Geschäfts- und Firmenwert auf zahlungsmittelgenerierende Einheiten zu verteilen.

Fixed assets

Fixed assets are shown at the cost of acquisition or manufacture less scheduled depreciation. A proportional share of overheads and depreciation are also included in the manufacturing costs of self-constructed assets, as well as the directly attributable costs. Interest on borrowed capital is not included in manufacturing costs.
Depreciation on fixed assets is normally applied using the straight line method corresponding to their use.

Sachanlagen

Das Sachanlagevermögen wird zu Anschaffungs- bzw. Herstellungskosten, vermindert um planmäßige Abschreibungen, angesetzt. In die Herstellungskosten der selbst erstellten Anlagen werden, neben den direkt zurechenbaren Kosten, auch anteilige Gemeinkosten und Abschreibungen einbezogen. Zinsen für Fremdkapital werden nicht in die Herstellungskosten miteinbezogen.
Die Abschreibungen auf das Sachanlagevermögen werden entsprechend dem Nutzungsverlauf, in der Regel nach der linearen Methode, vorgenommen.

Scheduled depreciation is based on the following average useful lives:

Den planmäßigen Abschreibungen liegen folgende durchschnittliche Nutzungsdauern zugrunde:

	Years Jahre
Building Gebäude	5 - 30
Plant and Machinery Technische Anlagen und Maschinen	2 - 8
Property, Plant, Equipment Betriebs- und Geschäftsausstattung	2 - 10

Assets which have been fully written off are shown in acquisition and manufacturing costs and cumulative depreciation until they are no longer operational. On the retirement of assets, the acquisition and manufacturing costs and cumulative depreciation are reduced, and any earnings from the retirement of assets (retirement revenues less residual book value) are shown in the profit and loss account under other operating income or other operating expenses. Scheduled depreciation on fixed assets is allocated to the business area using them.

Voll abgeschriebenes Anlagevermögen wird so lange unter Anschaffungs- und Herstellungskosten und kumulierten Abschreibungen ausgewiesen, bis die Vermögenswerte außer Betrieb genommen werden. Bei Anlageabgängen werden die Anschaffungs- und Herstellungskosten sowie die kumulierten Abschreibungen abgesetzt, Ergebnisse aus Anlagenabgängen (Abgangserlöse abzüglich Restbuchwerte) werden in der Gewinn- und Verlustrechnung unter den sonstigen betrieblichen Erträgen bzw. sonstigen betrieblichen Aufwendungen ausgewiesen. Planmäßige Abschreibungen auf Sachanlagen sind den nutzenden Funktionsbereichen zugeordnet.

Finance leases

In the case of lease relationships in which the group is the lessee, the economic ownership of lease objects is allocated to the lessee if all the risks and opportunities arising from the lease object essentially lie with the lessee (finance lease). The depreciation method and useful life correspond to those of similar acquired assets. The acquisition costs are always capitalised when the contract is concluded. The corresponding lease obligations are shown under other liabilities. The interest share of lease payments is shown in the profit and loss account over the term of the lease.

If the economic ownership for lease contracts lies with the lessor (operating lease relationship), the lease objects are shown in the balance sheet of the lessor. The lease expenses incurred are shown as expenses to their full amount.

Finanzierungsleasing

Bei Leasingverhältnissen, in denen der Konzern Leasingnehmer ist, wird das wirtschaftliche Eigentum an Leasinggegenständen dem Leasingnehmer zugeordnet, wenn dieser im Wesentlichen alle mit dem Eigentum verbundenen Chancen und Risiken aus dem Leasinggegenstand trägt (Finanzierungsleasing). Die Abschreibungsmethoden und Nutzungsdauern entsprechen denen vergleichbarer erworbener Vermögensgegenstände. Die Aktivierung erfolgt grundsätzlich zum Zeitpunkt des Vertragsabschlusses mit den Anschaffungskosten. Die korrespondierenden Leasingverpflichtungen werden unter den sonstigen Verbindlichkeiten ausgewiesen. Der Zinsanteil der Leasingzahlungen wird über die Laufzeit der Leasingperiode in der Gewinn - und Verlustrechnung ausgewiesen.

Soweit bei Leasingverträgen das wirtschaftliche Eigentum beim Leasinggeber liegt (*Operating-Lease-Verhältnisse*), erfolgt die Bilanzierung der Leasinggegenstände beim Leasinggeber. Die dafür anfallenden Leasingaufwendungen werden in voller Höhe als Aufwand erfasst.

Unscheduled depreciation and value adjustments on tangible and intangible assets

If the value of intangible or tangible assets, determined in accordance with the above principles, is higher than is attributable to them on the accounts reference date, this is taken into consideration by means of unscheduled depreciation or a value adjustment. The attributable value is based on the net sales revenue or – if higher - the cash value of the estimated future

Außerplanmäßige Abschreibungen bzw. Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte

Soweit der nach vorstehenden Grundsätzen ermittelte Wert von immateriellen Vermögenswerten oder Gegenständen des Sachanlagevermögens über dem Wert liegt, der ihnen am Abschlussstichtag beizulegen ist, wird dem durch außerplanmäßige Abschreibungen bzw. Wertberichtigung Rechnung getragen. Der beizulegende Wert bestimmt sich aus dem Nettoveräußerungserlös oder, falls höher,

cash flow resulting from use of the asset. Unscheduled depreciation and value adjustments are shown in other operating expenses.
Goodwill and other intangible assets before being ready for use are reviewed annually for impairment. An assessment is also made as to whether the value of such assets or groups of assets needs to be adjusted downwards where unscheduled impairment is suspected.
If there are no longer any reasons for unscheduled depreciation, write-ups are always applied. Income from write-ups is shown under other operating income. Value adjustments applied to goodwill are not withdrawn.

Procedure for and effect of worldwide impairment tests

As part of the impairment test for assets in the Kontron group, the book values of individual cash generating units are compared with each recoverable amount, i.e. the higher of the net selling price and its value in use.
The strategic business units of the Kontron group are always used as the *definition of a cash generating unit.* They represent the reporting level below the reporting segments.
In cases where the book value of the Cash Generating Unit is higher than its recoverable amount, the difference represents an impairment loss. The goodwill of the strategic unit concerned is written off by the amount of this expense-related value adjustment so determined.
Value in use is based on the cash value of future payments for the strategic business unit resulting from continued use. Payment forecasts are based on the Kontron group's budgets. Kontron's budget horizon stretches for three years, and for longer periods growth is assumed to be 0%. Growth within the budget corresponds to market growth for the embedded computer industry and stands at approx. 15%. The gross profit margin and the cost structure correspond essentially to past experience.
The discount rate is assumed to be between 15% and 18.4% taking into account the volatility of the Kontron stock. This figure also matches the assumptions of external analysts.
In previous years, it was possible to use the listed subsidiary, Kontron Mobile Computing Inc., *as fair value* on the basis of its market capitalization. Sales costs were ignored for reasons of materiality.
There is no need to adjust the value of goodwill in the reporting year.

dem Barwert der geschätzten zukünftigen Cashflows aus der Nutzung des Vermögenswertes. Außerplanmäßige Abschreibungen und Wertberichtigungen werden in den sonstigen betrieblichen Aufwendungen erfasst.
Geschäftswerte und andere immaterielle Vermögenswerte vor Nutzungsbereitschaft werden jährlich auf eine Wertminderung überprüft. Des Weiteren erfolgt eine Beurteilung des Abwertungsbedarfs für solche Vermögenswerte oder Gruppen von Vermögenswerten, bei denen eine außerplanmäßige Wertminderung vermutet wird. Wertberichtigungen von Geschäftswerten werden nicht zurückgenommen.

Vorgehensweise und Auswirkung der weltweiten Werthaltigkeitsprüfungen

Im Rahmen der Überprüfung der Werthaltigkeit von Vermögenswerten werden im Kontron Konzern die Buchwerte der einzelnen zahlungsmittelgenerierenden Einheiten (Cash Generating Unit) mit ihrem jeweiligen erzielbaren Betrag (recoverable amount), das heißt, mit dem höheren Wert aus Nettoveräußerungspreis (net selling price) und seinem Nutzungswert (value in use) verglichen.
Der Definition einer zahlungsmittelgenerierenden Einheit entsprechend werden grundsätzlich die strategischen Geschäftseinheiten des Kontron Konzerns als Cash Generating Unit verwendet. Sie stellen die Berichtsebene unterhalb der Berichtssegmente dar.
In den Fällen, in denen der Buchwert der *Cash Generating Unit* höher als sein erzielbarer Betrag ist, liegt in der Höhe der Differenz ein Abwertungsverlust (impairment loss) vor. Um die so ermittelten aufwandswirksamen Wertberichtigungen wird der Geschäfts- bzw. Firmenwert der betroffenen strategischen Einheit abgeschrieben.
Bei der Ermittlung des Nutzungswertes wird der Barwert der künftigen Zahlungen, der aufgrund der fortlaufenden Nutzung der strategischen Geschäftseinheit erwartet wird, zugrunde gelegt. Die Prognose der Zahlungen stützt sich auf die Planungen des Kontron Konzerns. Der Planungshorizont der Kontron erstreckt sich auf drei Jahre, für darüber hinausgehende Zeiträume wird ein Wachstum von 0% angenommen. Das Wachstum innerhalb der Planung entspricht dem Marktwachstum der Embedded Computer Industrie und liegt bei ca. 15%. Die Rohgewinnmarge und die Kostenstruktur entsprechen im Wesentlichen Erfahrungswerten der Vergangenheit.
Der Diskontierungszins wird unter Berücksichtigung der Volatilität der Kontron Aktie mit Werten zwischen 15% und 18,4% angenommen. Dieser Wert entspricht auch externen Annahmen von Analysten.
Das börsennotierte Tochterunternehmen Kontron Mobile Computing Inc. konnte in den Vorjahren aufgrund der Marktkapitalisierung als *fair value* angesetzt werden. Verkaufskosten wurden hierbei aus Wesentlichkeitsgründen außer Acht gelassen.
Im Berichtsjahr ergibt sich kein Wertminderungsbedarf für Firmenwerte.

Securities and other financial assets

Other shares in companies over which Kontron is not in a position to exercise a determining influence, as well as interest-bearing securities, are shown under securities.

There are no shares in associated companies in the Kontron group for the financial years 2003 and 2004.

Participating interests and securities are allocated to the category *available for sale*, and are therefore shown in the balance sheet at their current market value. Unrealised profits and losses from changes to market values are shown in a separate item in net equity with no effect on net income after deducting deferred taxes. If profits or losses are realised as a result of retirement or if the market value falls permanently below the acquisition costs, the market changes are allowed to affect operating results.

Loans are valued at their net book value; the Kontron group did not issue any non-interest-bearing or low interest-bearing loans in the financial years 2003 or 2004.

Inventories

Inventories are shown at the cost of acquisition or manufacture or their current value if lower. The average method is used here essentially. Manufacturing and material overheads and depreciation are also included in the manufacturing costs as well as the directly attributable costs. Fixed overheads are based on a normal utilisation of production capacity. The cost of unused production capacity (idle capacity costs) is shown in the profit and loss account under cost of sales. Value adjustments to inventories are made if the cost of acquisition or manufacture is higher than the expected net sales revenue.

Trade accounts receivable

Identifiable individual risks regarding trade accounts receivable are reflected in bad debt allowances.

Obligations for pension commitments

As far as the Kontron Group's benefit-based pension plans are concerned, the cost of providing the benefit is determined by means of the current single premium method, whereby an actuarial evaluation is made on each balance sheet reference date. Actuarial profits and losses are booked entirely in the period in which they occur. They are shown outside the profit and loss account in the presentation of recorded profit and loss. Any length of service expenses which are to be subsequently set off, are shown as immediately affecting net income to the extent that the benefits are already non-forfeitable, and are otherwise spread linearly over the average period until the changed benefit becomes non- forfeitable.

Wertpapiere und übrige finanzielle Vermögenswerte

Andere Anteile an Unternehmen, bei denen Kontron keinen maßgeblichen Einfluss ausüben kann sowie verzinsliche Wertpapiere sind unter der Position Wertpapiere ausgewiesen.

Anteile an assoziierten Unternehmen liegen im Kontron Konzern in den Geschäftsjahren 2003 und 2004 nicht vor.

Beteiligungen und Wertpapiere sind der Kategorie *available for sale* zugeordnet und werden somit mit dem Zeitwert bilanziert. Unrealisierte Gewinne und Verluste aus Marktwertveränderungen werden, nach Abzug latenter Steuern, ergebnisneutral in einem gesonderten Posten des Eigenkapitals erfasst. Bei Realisierung durch Abgang oder bei nicht nur vorübergehendem Absinken des Marktwertes unter die Anschaffungskosten werden die Marktveränderungen erfolgswirksam.

Ausleihungen werden mit den fortgeführten Anschaffungskosten bewertet; der Kontron Konzern hatte in den Geschäftsjahren 2003 und 2004 keine unverzinslichen oder niedrig verzinslichen Ausleihungen ausgegeben.

Vorräte

Die Vorräte werden zu Anschaffungs- und Herstellungskosten oder zu niedrigeren Tageswerten angesetzt, dabei kommt im Wesentlichen die Durchschnittsmethode zur Anwendung. In den Herstellungskosten werden, neben den direkt zurechenbaren Kosten, auch Fertigungs- und Materialgemeinkosten sowie Abschreibungen einbezogen. Dabei werden fixe Gemeinkosten auf Grundlage der Normalauslastung der Produktionsanlagen berücksichtigt. Kosten der nicht genutzten Produktionskapazitäten (Leerkosten) werden in der Gewinn- und Verlustrechung in den Kosten der umgesetzten Leistung ausgewiesen. Wertberichtigungen auf Vorräte werden vorgenommen, soweit die Anschaffungs- oder Herstellungskosten über den erwarteten Nettoveräußerungserlösen liegen.

Forderungen aus Lieferungen und Leistungen

Bei den Forderungen aus Lieferungen und Leistungen wird erkennbaren Einzelrisiken durch Wertberichtigungen Rechnung getragen.

Verpflichtungen zu Pensionszusagen

Bei den leistungsorientierten Versorgungsplänen der Kontron Gruppe werden die Kosten für die Leistungsbereitstellung mittels der Methode der laufenden Einmalprämien ermittelt, wobei zu jedem Bilanzstichtag eine versicherungsmathematische Bewertung durchgeführt wird. Versicherungsmathematische Gewinne und Verluste werden vollständig in der Periode erfasst, in der sie auftreten. Sie werden außerhalb der Gewinn- und Verlustrechnung in der Darstellung der erfassten Gewinne und Verluste erfasst. Nachzuverrechnender Dienstzeitaufwand wird sofort in dem Umfang erfolgswirksam erfasst, in dem die Leistungen bereits unverfallbar sind, und ansonsten linear über den durchschnittlichen Zeitraum bis zur Unverfallbarkeit der geänderten Leistung verteilt.

The amount shown in the balance sheet represents the cash value of the benefit-based obligation adjusted to take into account the length of service expense to be set off subsequently. Any asset created through this calculation is limited in its value to the length of service expense to be subsequently set off, plus the cash value of available refunds and the reduction of future contributions to the plan.

Der bilanzierte Betrag stellt den, um den nachzuverrechnenden Dienstzeitaufwand bereinigten, Barwert der leistungsorientierten Verpflichtung dar. Jeder aus dieser Berechnung entstehende Vermögenswert ist der Höhe nach beschränkt auf den nachzuverrechnenden Dienstzeitaufwand zuzüglich des Barwertes der verfügbaren Rückerstattungen und der Verminderungen künftiger Beitragszahlungen an den Plan.

Obligation from share-based remuneration (stock option plans and employee share programmes)

The costs of stock option plans are shown as expenses. All stock option plans are described in number 27 "Stock option plan for employees".

Due to insufficient information on balancing of share-based payments in IAS, the corresponding rules in US-GAAP were applied. The company makes use of APB 25 *Accounting for Stock Issued to Employees* in order to account for employee participation schemes in accordance with Accounting Principles Board Opinion No. 25 (SFAS 123) *Accounting for Stock-Based Compensation*. Personnel expenses resulting from giving shares to employees below their market value, are spread over the period in which the right to acquire the shares was earned. Options with a striking price which is not lower than the share price at the time they are granted, do not count as personnel expenses.

Verpflichtung aus aktienbasierenden Vergütungen (Aktienoptionspläne und Mitarbeiteraktienprogramme)

Die Kosten der Aktienoptionspläne werden aufwandswirksam erfasst. Sämtliche Aktienoptionspläne sind in Textziffer 27 „Mitarbeiterbeteiligungsprogramme" dieses Anhangs beschrieben.

Aufgrund unzureichender Angaben über die Bilanzierung aktienorientierter Vergütungen im IAS wurde auf die entsprechenden Regelungen im US-GAAP zurückgegriffen. Die Gesellschaft macht vom APB 25 *Accounting for Stock Issued to Employees* Gebrauch, Mitarbeiterbeteiligungen entsprechend der Accounting Principles Board Opinion No. 25 (SFAS 123) *Accounting for Stock-Based Compensation* zu bilanzieren. Danach werden Personalaufwendungen, die aus der Abgabe von Aktien unter dem Marktwert an Mitarbeiter resultieren, über den Zeitraum verteilt, in dem das Recht zum Bezug der Aktien verdient wurde. Optionsrechte mit einem Ausübungspreis, der nicht niedriger ist als der Aktienkurs zum Zeitpunkt der Gewährung, gehören nicht zu Personalaufwendungen.

Other provisions

Provisions are formed if an obligation towards a third party exists which will probably lead to an outflow of funds and the amount of which can be reliably estimated.

Other provisions reflect all identifiable risks and uncertain obligations at the amount at which they will probably occur and are not set off against recourse claims.

Provisions with a residual term of more than one year must be shown at their discounted performance amount on the balance sheet reference date.

Sonstige Rückstellungen

Rückstellungen werden gebildet wenn eine Verpflichtung gegenüber Dritten besteht, die wahrscheinlich zu einem Abfluss von Finanzmitteln führt und deren Höhe zuverlässig schätzbar ist.

Die sonstigen Rückstellungen werden für alle erkennbaren Risiken und ungewissen Verpflichtungen in Höhe ihres wahrscheinlichen Eintritts berücksichtigt und nicht mit Rückgriffsansprüchen verrechnet.

Rückstellungen mit einer Restlaufzeit von mehr als einem Jahr müssen mit ihrem, auf den Bilanzstichtag abgezinsten, Erfüllungsbetrag angesetzt werden.

Deferred taxes

Deferred tax assets and deferred tax liabilities are formed in accordance with the balance sheet-oriented liability method for all temporary differences between fiscal and IFRS valuations as well as for consolidation measures affecting net income.

Deferred tax assets comprise tax reduction claims which result from the expected use of existing loss carryforwards in succeeding years, and where it is sufficiently certain that they will be realised. An allowance is made for deferred tax assets where it is unlikely that they will be realised.

Latente Steuern

Aktive und passive latente Steuern werden nach der bilanzorientierten Verbindlichkeitenmethode für sämtliche temporären Differenzen zwischen den steuerlichen und den IFRS Wertansätzen sowie auf ergebniswirksame Konsolidierungsmaßnahmen gebildet.

Die aktiven latenten Steuern umfassen auch Steuerminderungsansprüche, die sich aus der erwarteten Nutzung bestehender Verlustvorträge in Folgejahren ergeben und deren Realisierung mit hinreichender Sicherheit gewährleistet ist. Für aktiv latente Steuern, deren Realisierung unwahrscheinlich ist, wird eine Wertberichtigung vorgenommen.

The deferred taxes are determined on the basis of the tax rates which apply or are expected to apply in accordance with current legislation in the individual countries at the time of realisation.
Deferred taxes are shown as long-term in accordance with IAS 1.70.

Convertible bonds
Convertible bonds are viewed as composite financial instruments consisting of a debt and an equity component. The attributable current market value of the debt component is estimated on the day of issue using the relevant interest rate for a similar loan with no right of conversion. The difference between the proceeds from issuing the convertible bond and the attributable current value determined for the debt component is allocated to the equity component. This difference represents the value of the contained option of converting the liability into group equity, and is recorded under equity.
The interest expense for the debt component is calculated using the current market rate for a similar loan with no right of conversion. The difference between the interest calculated and the interest paid is added to the book value of the convertible bond.

Discretionary decisions and estimates
Estimates using the accounting and valuation methods
Preparation of the consolidated financial statements in accordance with IFRS requires that estimates be made for some items which affect presentations and valuations in the consolidated balance sheet or profit and loss statement. The actual amounts can differ from these estimates. In particular, estimates are required for:

- assessing the *fair values* for hidden reserves uncovered during company mergers;
- assessing the necessity of and calculating an unscheduled write-off or value adjustment;
- showing and calculating tax, warranty and process risks;
- establishing the need for devaluation in inventories;
- assessing whether deferred tax assets can be realised

The review of market values and splitting the purchase price between hidden reserves and goodwill are conducted on the basis of external valuations, past experience or future cash flows.
Reviews of the intrinsic value of goodwill are conducted annually on the basis of the operating three year plan and assuming annual rates of growth. An adjustment of the value of the

Die latenten Steuern werden auf Basis der Steuersätze ermittelt, die nach der derzeitigen Rechtslage in den einzelnen Ländern zum Realisationszeitpunkt gelten bzw. erwartet werden.
Gemäß IAS 1.70 werden latente Steuern als langfristig ausgewiesen.

Wandelschuldverschreibung
Wandelschuldverschreibungen werden als zusammengesetzte Finanzinstrumente betrachtet, die aus einer Schuld- sowie einer Eigenkapitalkomponente bestehen. Am Tag der Ausgabe wird der beizulegende Zeitwert der Schuldkomponente unter Anwendung des maßgeblichen Zinssatzes für eine ähnliche Anleihe ohne Wandelungsrecht geschätzt. Der Unterschiedsbetrag zwischen dem Erlös aus der Emission der Wandelanleihe und dem für die Schuldkomponente ermittelten beizulegenden Zeitwert wird der Eigenkapitalkomponente zugeschrieben. Dieser Unterschiedsbetrag stellt den Wert der enthaltenen Option dar, die Verbindlichkeit in Eigenkapital des Konzerns umzuwandeln und wird im Eigenkapital erfasst.
Der Zinsaufwand der Schuldkomponente wird unter Heranziehung des gegenwärtigen Marktzinses für eine ähnliche Anleihe ohne Wandelungsrecht berechnet. Der Differenzbetrag zwischen berechnetem und gezahltem Zins wird dem Buchwert der Wandelanleihe hinzugerechnet.

Ermessensentscheidungen und Schätzungen
Schätzungen bei Anwendung der Bilanzierungs- und Bewertungsmethoden
Die Aufstellung des Konzernabschlusses unter Beachtung der IFRS erfordert bei einigen Positionen, dass Schätzungen vorgenommen werden, die sich auf den Ansatz und die Bewertung in der Bilanz bzw. in der Gewinn- und Verlustrechnung des Konzerns auswirken. Die tatsächlichen Beträge können von diesen Schätzungen abweichen. Schätzungen sind insbesondere erforderlich bei:

- der Beurteilung der *fair values* bei Unternehmenszusammenschlüssen aufzudeckender stiller Reserven;
- der Beurteilung der Notwendigkeit sowie der Bemessung einer außerplanmäßigen Abschreibung bzw. Wertberichtigung;
- dem Ansatz und der Bemessung für Steuer-, Gewährleistungs-, und Prozessrisiken;
- der Ermittlung des Abwertungsbedarfs bei Vorräten;
- der Beurteilung der Realisierbarkeit aktiver latenter Steuern

Die Prüfung der Marktwerte und die Aufteilung des Kaufpreises auf stille Reserven und Firmenwert erfolgt anhand externer Wertgutachten und basierend auf eigenen Erfahrungswerten oder künftigen Cashflows.
Die Prüfung der Werthaltigkeit der Geschäftswerte erfolgt jährlich auf Grundlage der operativen Dreijahresplanung und unter Annahme von jährlichen Wachstumsraten. Eine Wertberichtigung für die zuge-

goodwill allocated was not required in 2004 in any unit.

The valuation of other provisions is made on the basis of an estimate of the probability of a future loss of utility and using empirical values and the circumstances known on the balance sheet reference date. The actual obligation may differ from the amounts provided for.

Calculation of the devaluation of inventories is made on the basis of the expected net sales revenues (expected revenues less estimated costs to completion and the estimated required sales costs). The actual revenues and the costs still to be incurred may vary from the amounts expected.

Deferred tax assets are only shown to the extent that it seems sufficiently certain that they can be realised, i.e. if positive tax earnings are to be expected in future periods. The actual tax earnings situation in future periods may vary from the assessment at the time when the deferred taxes are capitalized.

ordneten Geschäftswerte war in 2004 in keiner Einheit erforderlich.

Der Ansatz und die Bewertung der sonstigen Rückstellungen erfolgt auf Basis einer Einschätzung der Wahrscheinlichkeit eines zukünftigen Nutzenabflusses sowie anhand von Erfahrungswerten und den zum Bilanzstichtag bekannten Umständen. Die tatsächliche Verpflichtung kann von den zurückgestellten Beträgen abweichen.

Die Bemessung der Abwertung bei den Vorräten erfolgt anhand der erwarteten Nettoveräußerungserlöse (erwartete Erlöse abzüglich der geschätzten Kosten bis zur Fertigstellung und der geschätzten notwendigen Vertriebskosten). Die tatsächlichen Erlöse und die noch anfallenden Kosten können von den erwarteten Beträgen abweichen.

Aktive latente Steuern werden nur insoweit angesetzt, als ihre Realisierung hinreichend gesichert erscheint, d.h. wenn in zukünftigen Perioden ein positives steuerliches Ergebnis zu erwarten ist. Die tatsächliche steuerliche Ergebnissituation in zukünftigen Perioden kann von der Einschätzung zum Zeitpunkt der Aktivierung der latenten Steuern abweichen.

➤ Explanations of the accounting and valuation methods differing from German law

The accounting, valuation and consolidation principles applied by the IASB and related to Kontron AG's consolidated financial statements mainly differ from the German accounting principles with regard to the following points:

Fixed assets

According to International Financial Reporting Standards (IFRS), internally generated intangible assets must be capitalized in accordance with certain preconditions. The German accounting principles place a restriction on reporting internally generated intangible assets. This does not result in any significant changes for the Kontron group.

According to IFRS, the scheduled amortization of the assets in question no longer takes place on a decreasing basis, but on a straight-line basis over the period of their prospective economic useful lives.

Leasing transactions

Special principles for reporting leasing transactions exist in the form of International Accounting Standard 17 (IAS 17). According to IAS 17, the entity acquiring the main opportunities and risks associated with use of the leased object must, as the beneficial owner, report the leased object in its balance sheet. In a range of cases, reporting in accordance with IAS 17 results in reclassification from operating leases to finance leases.

➤ Erläuterung der vom deutschen Recht abweichenden Bilanzierungs- und Bewertungsmethoden

Von den deutschen Rechnungslegungsvorschriften unterscheiden sich die angewendeten Bilanzierungs-, Bewertungs- und Konsolidierungsregeln des IASB bezogen auf den Konzernabschluss der Kontron AG im Wesentlichen in den folgenden Punkten:

Anlagevermögen

Nach IFRS sind selbst geschaffene immaterielle Werte unter bestimmten Voraussetzungen zu aktivieren. Nach dem deutschen Bilanzrecht besteht für selbst geschaffene immaterielle Vermögensgegenstände ein Ansatzverbot. Für den Kontron-Konzern ergeben sich daraus keine wesentlichen Änderungen.

Nach IFRS erfolgen die planmäßigen Abschreibungen nicht mehr grundsätzlich degressiv, sondern regelmäßig linear über die wirtschaftliche Nutzungsdauer.

Leasinggeschäfte

Mit IAS 17 liegen für die Bilanzierung von Leasingtransaktionen spezielle Regelungen vor. Danach hat derjenige, der die wesentlichen Chancen und Risiken aus der Nutzung des Leasinggegenstandes zieht, als wirtschaftlicher Eigentümer den Leasinggegenstand in seiner Bilanz auszuweisen. In einer Reihe von Fällen ergeben sich bei der Bilanzierung nach IAS 17 Umklassifizierungen von *Operating Leases in Finance Leases*. In den deutschen Rechnungsle-

According to the German accounting principles, the manner in which leasing transactions are dealt with is not expressly regulated. Consequently, the leasing ordinances issued by the tax authorities are consulted as a rule when these types of transactions are being evaluated in relation to the balance sheet.

Inventories

According to IFRS, inventories must be uniformly evaluated at the full cost determined by production. According to the German accounting principles, the inventories are shown for the production company as a lower limit value with the comparably lower individual costs; in all other subsidiaries they are shown at the proportional productions costs. On the basis of the principle of caution, adjustments greater than those in accordance with IFRS can be made. According to IFRS, advanced payments received may not be deducted from the inventories.

Other current assets

With regard to financial instruments (securities, foreign currency debts and liabilities, derivatives), the concept and definition in accordance with IFRS differs fundamentally from that contained in the German accounting principles. According to IFRS, the principle of comprehensive reporting of all financial instruments and their market evaluation applies. Therefore, unrealized revenue must also be shown.

Securities are classified as being held to maturity and are evaluated together with the continued acquisition costs using the effective interest rate method. Interest accruing during the period in question is offset as it affects current-period results; to this extent the book value of the security increases. Unscheduled write-downs take place if the market interest increases compared with the interest rate for the security.

According to the German accounting principles, financial instruments may not be reported at higher than acquisition costs (principle of acquisition costs) and each of them must be shown at their most prudent value (imparity principle with highest and lowest value principle). Unrealized revenue may not be considered; provisions must be formed for losses threatened as a result of pending transactions.

Deferred taxes

According to IFRS, there is a general duty of evaluation for deferred taxes in relation to all temporary differences between the values attributed for tax purposes and the book values shown in the consolidated financial statements, whereby quasi-permanent differences must also be classified as temporary. The future valid tax rate based on the legal position on the balance sheet date must be used for calculating the tax. According to the German accounting principles, only the passive deferred taxes

gungsvorschriften ist die Behandlung von Leasinggeschäften nicht ausdrücklich geregelt. Für die bilanzielle Beurteilung dieser Geschäfte wird daher in der Regel auf die Leasingerlasse der Finanzverwaltung zurückgegriffen.

Vorräte

Nach IFRS müssen die Vorräte einheitlich zu den produktionsbedingten Vollkosten bewertet werden. In Übereinstimmung mit dem deutschen Bilanzrecht werden die Vorräte in den Produktionsunternehmen mit den vergleichsweise niedrigeren Einzelkosten als Wertuntergrenze angesetzt, in allen übrigen Tochterunternehmen zu den proportionalen Herstellkosten. Aufgrund des Vorsichtsprinzips können auch höhere Abwertungen als nach IFRS vorgenommen werden. Erhaltene Anzahlungen können nach IFRS nicht von den Vorräten abgesetzt werden.

Übriges Umlaufvermögen

Bei den Finanzinstrumenten (Wertpapiere, Fremdwährungsforderungen und -verbindlichkeiten, Derivate) unterscheidet sich die Konzeption nach IFRS grundlegend von der des deutschen Bilanzrechts. Nach IFRS gilt das Prinzip der umfassenden Bilanzierung aller Finanzderivate und deren Marktbewertung, wonach auch unrealisierte Gewinne auszuweisen sind.

Wertpapiere sind als *„held to maturity"* klassifiziert und werden mit den fortgeführten Anschaffungskosten unter der Verwendung der Effektivzinsmethode bewertet. Zinsen, die im Laufe der Zeit entstehen, werden erfolgswirksam verrechnet; insoweit steigt der Buchwert des Wertpapiers an. Außerplanmäßige Abschreibungen werden vorgenommen, wenn der Marktzins im Vergleich zum Zinssatz des Wertpapiers steigt.

Nach den deutschen Rechnungslegungsprinzipen dürfen Finanzinstrumente nicht höher als mit ihren Anschaffungskosten bilanziert werden (Anschaffungskostenprinzip) und sind mit dem jeweils vorsichtigsten Wert anzusetzen (Imparitätsprinzip mit Höchst- und Niederstwertprinzip). Unrealisierte Gewinne dürfen nicht vereinnahmt werden, für drohende Verluste aus schwebenden Geschäften sind Rückstellungen zu bilden.

Latente Steuern

Nach IFRS besteht eine generelle Ansatzpflicht für latente Steuern auf alle temporären Unterschiede zwischen den steuerlichen Wertansätzen und den Wertansätzen in der Konzernbilanz, wobei auch quasi-permanente Unterschiede als temporär einzustufen sind. Zur Steuerberechnung ist der künftig geltende Steuersatz auf Basis der Rechtslage am Bilanzstichtag anzuwenden. Nach den deutschen Rechnungslegungsvorschriften müssen nur die passiven latenten Steuern auf Konsolidierungen zwingend angesetzt

must be shown as part of the consolidation. A right of election exists with regard to valuation of the remaining active deferred taxes. The tax is calculated using the current tax rate. No deferred taxes may be shown for quasi-permanent differences between the values in the tax balance sheet and in the consolidated financial statements, which are liquidated or sold or are otherwise resolved over a very long period of time.
While active deferred taxes are to be reported as tax loss carryovers according to IRFS if the tax advantage can be realized with sufficient probability from the carryover, active deferred taxes as tax loss carryovers are contentious according to the German accounting principles.

Provisions
According to both the German accounting principles and IFRS, provisions for pension obligations must be formed, which are to be evaluated to the amount of the discounted, expected future payments. According to IFRS, the projected unit credit method is applied, which also takes future increases in wages, salaries and pensions as well as a market-driven interest rate into consideration.
According to the German accounting principles, different actuarial procedures can be applied. According to IFRS, a right of election exists for realization of the actuarial profits and losses resulting from the actuarial calculations. Actuarial profits and losses can deviate from the German Commercial Code if they are outside a range of 10% of the scope of obligation or a higher market value to be added for the fund's assets, which are allocated to the average residual length of service of the workforce.
According to IFRS, the remaining provisions may only be shown if a legal or actual third-party obligation exists and if it is more likely than not that this obligation will be invoked. The provisions for expenses possible according to the German accounting principles are not permitted according to IFRS. Taking into account the principle of caution, the provisions in accordance with the German Commercial Code must be measured according to the principle of sound business judgment, while provisions in accordance with IFRS must be measured according to the most probable value. According to IFRS, discounts must apply to long-term provisions.

Currency conversion
Foreign currency debts and liabilities are evaluated using the mean buying and selling price on the balance sheet date instead of in accordance with the imparity principle.

Consolidated group
Under IFRS, the consolidated group is delimited in accordance with the control concept, which is oriented towards the

werden. Für den Ansatz der übrigen aktiven latenten Steuern besteht ein Wahlrecht. Die Berechnung der Steuer erfolgt unter Anwendung des aktuellen Steuersatzes. Für quasi-permanente Unterschiede zwischen den Wertansätzen in der Steuerbilanz und in der Konzernbilanz, die sich erst über einen sehr langen Zeitraum oder durch Verkauf bzw. Liquidation auflösen, dürfen keine latenten Steuern angesetzt werden.
Während nach IFRS aktive latente Steuern auf steuerliche Verlustvorträge zu bilanzieren sind, wenn der Steuervorteil aus dem Verlustvortrag mit hinreichender Wahrscheinlichkeit realisiert werden kann, sind nach dem deutschen Bilanzrecht aktive latente Steuern auf steuerliche Verlustvorträge strittig.

Rückstellungen
Für Pensionsverpflichtungen sind sowohl nach den deutschen Rechnungslegungsvorschriften als auch nach IFRS Rückstellungen zu bilden, die in Höhe der diskontierten erwarteten zukünftigen Zahlungen zu bewerten sind. Nach IFRS wird das Anwartschaftsbarwertverfahren angewendet, das auch zukünftige Gehalts- und Rentensteigerungen sowie einen marktgerechten Zinssatz berücksichtigt.
Nach dem deutschen Bilanzrecht können unterschiedliche versicherungsmathematische Verfahren angewendet werden. Für die Realisierung der sich aus den versicherungsmathematischen Berechnungen ergebenden versicherungsmathematischen Gewinne und Verluste besteht nach IFRS ein Wahlrecht. Abweichend vom HGB können versicherungsmathematische Gewinne und Verluste, die außerhalb eine Bandbreite von 10% des Verpflichtungsumfangs bzw. eines höheren beizulegenden Zeitwerts des Fondsvermögens liegen, auf die durchschnittliche Restlebensarbeitszeit der Belegschaft verteilt werden.
Die übrigen Rückstellungen dürfen nach IFRS nur noch dann angesetzt werden, wenn eine rechtliche oder faktische Verpflichtung gegenüber Dritten besteht und eine Inanspruchnahme wahrscheinlich („*more likely than not*") ist. Die nach den deutschen Rechnungslegungsvorschriften möglichen Aufwandsrückstellungen sind nach IFRS nicht zulässig. Die Rückstellungen nach HGB sind unter Beachtung des Vorsichtsprinzips nach dem Grundsatz vernünftiger kaufmännischer Beurteilung, nach IFRS mit dem wahrscheinlichsten Wert zu bemessen. Langfristige Rückstellungen sind nach IFRS abzuzinsen.

Währungsumrechnung
Fremdwährungsforderungen und -verbindlichkeiten werden mit dem Mittelkurs am Bilanzstichtag bewertet statt nach dem Imparitätsprinzip.

Konsolidierungskreis
Der Konsolidierungskreis wird unter IFRS nach dem so genannten „*control-concept*" abgegrenzt, das sich an der wirtschaftlichen

economic perspective. Control can thus be said to exist even if the formal conditions for control do not exist. Special Purpose Entities are thus taken up into the consolidated group if an actual opportunity for control exists. The German accounting principles define the consolidated group using the concept of uniform management and the control concept. The control concept contained in the German accounting principles is adapted more to the legal conditions.

➤ Explanations of the consolidated balance sheet

1. Liquid funds

The liquid funds of TEUR 56,303 (previous year: 63,720) comprise cash on hand, checks and bank balances with a maturity of up to one year.

2. Trade Receivables and other assets

Receivables and other assets are shown at their nominal value or at the cost of acquisition. All identifiable risks have been reflected in appropriate allowances. The general credit risk is accounted for by means of bad debt allowances which are based on past data as well as being derived from the age structure of the assets shown.

Betrachtungsweise orientiert. Danach kann eine Beherrschung auch dann vorliegen, wenn die formalen Bedingungen der Beherrschung nicht bestehen. Somit werden auch Zweckgesellschaften („*Special Purpose Entities*") in den Konsolidierungskreis einbezogen, wenn eine faktische Beherrschungsmöglichkeit besteht. Das deutsche Bilanzrecht definiert den Konsolidierungskreis über das Konzept der einheitlichen Leitung und das „control-concept". Das „control-concept" des deutschen Bilanzrechts orientiert sich stärker an den rechtlichen Gegebenheiten.

➤ Erläuterungen zur Konzernbilanz

1. Flüssige Mittel

Bei den flüssigen Mitteln i. H. v. TEUR 56.303 (Vorjahr: 63.720) handelt es sich um Kassenbestände, Schecks sowie Guthaben bei Kreditinstituten mit einer Fälligkeit von bis zu einem Jahr.

2. Forderungen aus Lieferungen und Leistungen und übrige Forderungen

Forderungen und sonstige Vermögensgegenstände sind zum Nennwert bzw. zu Anschaffungskosten bilanziert. Allen erkennbaren Risiken wird durch angemessene Wertberichtigungen Rechnung getragen. Das allgemeine Kreditrisiko wird durch Wertberichtigungen berücksichtigt, die auf Erfahrungswerten der Vergangenheit sowie Ableitungen aus der Altersstruktur der ausgewiesenen Vermögenswerte basieren.

Trade receivables and other assets are made up as follows:

Die Positionen Forderungen aus Lieferungen und Leistungen und übrige Forderungen setzen sich wie folgt zusammen:

	2004 TEUR	2003 TEUR
Trade receivables Forderungen aus Lieferungen und Leistungen	35.910	34.571
Bad debt allowances Wertberichtigungen	-1.130	-1.893
Other assets Sonstige Vermögenswerte:		
Tax demands Steuerforderungen	2.436	2.547
Demands against third party shareholders Forderungen gegenüber sonstigen Anteilseignern	1.977	1.000
Prepaid expenses and deferred charges Aktive Rechnungsabgrenzung	903	1.040
Receivables from personnel Forderungen gegenüber Personal	603	356
Other Übrige	1.929	459
[illegible]	42.628	38.080

3. Inventories

The inventories shown are made up as follows:

3. Vorräte

Der ausgewiesene Vorratsbestand setzt sich wie folgt zusammen:

	2004 TEUR	2003 TEUR
Raw materials and supplies Roh-, Hilfs- und Betriebsstoffe	24.825	22.735
Work in process Unfertige Erzeugnisse	7.800	6.533
Finished goods Fertige Erzeugnisse und Waren	14.738	17.249
[illegible]	47.363	46.517

In order to establish the net realizable value of inventories, adjustments are made to the net realizable value, normally in the form of individual value adjustments. The write-downs performed in 2003 and 2004 were not significant.
Inventories are established by means of an end-of-period inventory or permanent inventory.

Zur Ermittlung des Nettoveräußerungswertes von Vorräten werden Abwertungen auf den Nettoveräußerungswert, im Regelfall in Form von Einzelwertberichtigungen, vorgenommen. In den Jahren 2003 und 2004 vorgenommene Abschreibungen waren nicht wesentlich.
Die Bestandsermittlung der Vorräte erfolgt durch Stichtags- oder permanente Inventur.

4. Deferred taxes

The deferral of deferred tax assets is conducted in accordance with the *Temporary Concept* contained in IAS 12. Deferred tax assets are also formed for existing loss carryforwards. Further explanations on deferred taxes are to be found in number 26 "Taxes on income" of these Notes .

4. Latente Steuern

Die Abgrenzung aktiver latenter Steuern erfolgt gemäß dem *Temporary Concept* des IAS 12. Darüber hinaus werden aktive latente Steuern auf bestehende Verlustvorträge gebildet. Weitere Erläuterungen zu den latenten Steuern enthält Textziffer 26 „Ertragsteuern" dieses Anhangs.

5. Tangible assets

No use was made of any possible revaluation of tangible assets as part of the conversion to IFRS. The assets were therefore shown at their net book values as determined under IFRS.
Unscheduled depreciation is determined following IAS 36 *Impairment of assets*. No unscheduled depreciation was carried out in the reporting year.
Fixed assets contain TEUR 1,623 (previous year: EUR 0.00) of construction in process.
Furthermore, fixed assets contain qualified assets amounting to TEUR 1,354 (previous year: TEUR 799) in the form of *Finance Leases* which must be allocated to the group as their economic owner due to the structure of the lease contracts on which they are based.
Details of the minimum lease payments for the corresponding lease contracts are as follows:

5. Sachanlagen

Im Rahmen der Umstellung auf IFRS wurde von der möglichen Neubewertung auf Sachanlagen kein Gebrauch gemacht. Die Vermögensgegenstände wurden dementsprechend mit den, nach IFRS ermittelten, fortgeführten Buchwerten angesetzt.
Die Ermittlung von außerplanmäßigen Abschreibungen erfolgt unter Berücksichtigung von IAS 36 *Wertminderung von Vermögenswerten.* Außerplanmäßige Abschreibungen werden im Berichtsjahr keine vorgenommen.
Im Sachanlagevermögen sind im Bau befindliche Anlagen in Höhe von TEUR 1.623 (Vorjahr: EUR 0,00) enthalten.
Des weiteren sind TEUR 1.354 (Vorjahr: TEUR 799) als *Finance Leases* qualifizierte Anlagen enthalten, die wegen der Gestaltung der ihnen zugrundeliegenden Leasingverträge dem Konzern als wirtschaftlicher Eigentümer zuzurechnen sind.
Die Details zu Mindestleasingzahlungen der betreffenden Leasingverträge ergeben sich insgesamt wie folgt:

Sum of future minimum lease payments **Summe der künftigen Mindestleasingzahlungen**	**2004** **TEUR**	**2003** **TEUR**
due within one year fällig innerhalb eines Jahres	543	473
due between one and five years fällig zwischen einem und fünf Jahren	785	609
due after more than five years fällig nach mehr als fünf Jahren	0	0
Interest share contained in minimum lease payments **In den Mindestleasingzahlungen enthaltener Zinsanteil**	83	112
Cash value of future minimum lease payments **Barwert der künftigen Mindestleasingzahlungen**	1.245	968

The movement of tangible assets is shown in detail in the analysis of fixed assets.

Die Entwicklung der Sachanlagen ist im Einzelnen im Anlagenspiegel dargestellt.

6. Intangible assets, goodwill

The goodwill results from the purchase of companies and is split as follows across cash-generating units as of December 31, 2004:

6. Immaterielle Vermögenswerte, Geschäfts- und Firmenwert

Die Firmenwerte resultieren aus Unternehmenskäufen und teilen sich zum 31. Dezember 2004 wie folgt auf zahlungsmittelgenerierende Einheiten auf:

Goodwills **Geschäfts- und Firmenwerte**	**2004** **TEUR**	**2003** **TEUR**
Kontron Embedded Computers Group	9.334	8.655
Kontron Embedded Modules Group	13.138	13.138
Kontron Modular Computers Group	15.392	15.392
RT Soft ZAO	4.193	4.190
Kontron Asia Group	6.539	4.655
Kontron America	24.660	20.374
Kontron Canada	7.487	7.487
	80.743	73.891

The additions in goodwill are described in the explanations on acquisitions.

In the case of ROI Computers GmbH, Krailling, which was acquired in November 2003, the first-time consolidation was only conducted on a provisional basis (IFRS 3.61) due to the incomplete state of knowledge on the balance sheet reference date. The attributable market values used in the provisional initial consolidation and the resulting goodwill were replaced in the financial year 2004 by definite market values. This change results in higher goodwill amounting to TEUR 463.

Details of the movement of intangible assets are shown in the analysis of fixed assets.

Die Zugänge in Firmenwerten sind in den Erläuterungen zu den Akquisitionen näher beschrieben.

Bei der im November 2003 erworbenen ROI Computers GmbH, Krailling wurde die Erstkonsolidierung aufgrund des nicht abschließenden Wissensstands zum Bilanzstichtag, nur auf vorläufiger Basis vorgenommen (IFRS 3.61). Die in die vorläufige Erstkonsolidierung eingeflossenen beizulegenden Zeitwerte und der daraus resultierende Geschäfts- oder Firmenwert sind im Geschäftsjahr 2004 durch endgültige Zeitwerte ersetzt worden. Aus dieser Änderung ergibt sich ein höherer Geschäfts- und Firmenwert in Höhe von TEUR 463.

Die Entwicklung der immateriellen Vermögenswerte ist im Einzelnen im Anlagenspiegel dargestellt.

7. Trade accounts payable, other liabilities, deferred revenues

7. Verbindlichkeiten aus Lieferungen und Leistungen, übrige Verbindlichkeiten, Rechnungsabgrenzungsposten

The trade accounts payable all have a residual term of up to one year.

Other liabilities are made up as follows:

Die Verbindlichkeiten aus Lieferungen und Leistungen haben alle eine Restlaufzeit von bis zu einem Jahr.

Die übrigen Verbindlichkeiten setzen sich wie folgt zusammen:

	2004 TEUR	2003 TEUR
Trade payables Verbindlichkeiten aus Lieferungen und Leistungen	15.857	14.908
Customer prepayments Kundenanzahlungen	4.348	4.027
[illegible]	20.205	18.935
Tax liabilities Verbindlichkeiten aus Steuern	4.767	2.490
Payables to personnel Verbindlichkeiten gegenüber Personal	1.002	991
Other Übrige	852	5.331
[illegible]	26.826	27.747

The other liabilities have a residual term of less than one year.

Die sonstigen Verbindlichkeiten haben eine Restlaufzeit von weniger als einem Jahr.

8. Deferred tax liabilities

The deferral of tax liabilities is made in accordance with the *temporary concept* contained in IAS 12. The tax rates applicable, known or decided on the balance sheet reference date are applied. Note number 26 "income taxes" contains further explanations on deferred tax liabilities.

8. Passive latente Steuern

Die Abgrenzung passiver latenter Steuern erfolgt gemäß dem *temporary-concept* des IAS 12. Dabei finden die am Bilanzstichtag geltenden bzw. beschlossenen und bekannten Steuersätze Anwendung. Weitere Erläuterungen zu den passiven latenten Steuern enthält die Textziffer 26 „Ertragsteuern".

9. Financial liabilities

All obligations of the Kontron group existing on the balance sheet reference date and on which interest is charged, are shown under financial obligations.
They are made up as follows:

9. Finanzverbindlichkeiten

Unter den Finanzverbindlichkeiten werden alle verzinslichen Verpflichtungen des Kontron Konzerns ausgewiesen, die zum jeweiligen Bilanzstichtag bestanden.
Sie setzen sich wie folgt zusammen:

	Residual term of up to 1 year Restlaufzeit bis 1 Jahr	**Residual term of 1-5 years Restlaufzeit von 1-5 Jahren**	**Residual term over 5 years Restlaufzeit über 5 Jahre**	**Total Gesamt 2004**	**Total Gesamt 2003**
Convertible bonds Wandelschuldverschreibungen	**0**	**28.124**	**0**	**28.124**	**28.428**
Bank loans Bankdarlehen	**0**	**4.320**	**6.041**	**10.361**	**8.768**
Long-term borrowings Langfristige Verbindlichkeiten	**0**	**32.444**	**6.041**	**38.485**	**37.196**
Amounts owed to banks Verbindlichkeiten gegenüber Kreditinstituten	**2.591**	**0**	**0**	**2.591**	**6.627**
Finance Lease obligations Finanzierungsleasingverpflichtungen	**0**	**775**	**0**	**775**	**561**
	2.591	**33.219**	**6.041**	**41.851**	**44.384**
of which due within one year davon fällig innerhalb eines Jahres	**0**	**1.624**	**398**	**2.022**	**1.782**
	2.591	**34.843**	**6.439**	**43.873**	**46.166**

The nominal value of the convertible bond is TEUR 29,104. The current market value is determined with the aid of the *present value method* with a discount rate of 3.75%.

Der Nominalbetrag der Wandelschuldverschreibung beträgt TEUR 29.104. Der Zeitwert wird mit Hilfe der *Present-Value-Methode* mit einem Diskontierungssatz von 3,75% ermittelt.

Long-term amounts owed to banks are based on the following terms and interest rates:

Den langfristigen Verbindlichkeiten gegenüber Kreditinstituten liegen die folgenden Laufzeiten und Zinssätze zugrunde:

	2004 TEUR	2003 TEUR
Bonds with an interest rate of 2.735%, maturity from 2003 to 2007 Anleihen mit einer Verzinsung von 3,0%, Laufzeit von 2003 bis 2007	28.124	27.644
Loans with an interest rate of 2.735%, monthly repayment from 2004 to 2014 Darlehen mit einer Verzinsung von 2,735%, monatliche Tilgung von 2004 bis 2014	2.733	0
Loans with an interest rate of 4.25%, quarterly repayment from 2001 to 2009 Darlehen mit einer Verzinsung von 4,25%, vierteljährliche Tilgung von 2001 bis 2009	1.917	2.301
Loans with an interest rate of 4.45%, half-yearly repayment from 1999 to 2019 Darlehen mit einer Verzinsung von 4,45%, halbjährliche Tilgung von 1999 bis 2019	1.805	1.925
Loans with an interest rate of 4.915%, monthly repayment from 2002 to 2012 Darlehen mit einer Verzinsung von 4,915%, monatliche Tilgung von 2002 bis 2012	0	1.729
Loans with an interest rate of 4.99%, monthly repayment from 2001 to 2010 Darlehen mit einer Verzinsung von 4,99%, monatliche Tilgung von 2001 bis 2010	900	1.050
Loans with an interest rate of 6.3%, quarterly repayment from 1998 to 2008 Darlehen mit einer Verzinsung von 6,3%, vierteljährliche Tilgung von 1998 bis 2008	2.533	2.830
Other loans with interest rates between 5.0% and 7.5% Sonstige Darlehen mit einer Verzinsung zwischen 5,0% und 7,5%	125	1.092
Loans with variable interest rate, half-yearly repayment from 2004 to 2014 Darlehen mit variabler Verzinsung, halbjährliche Tilgung von 2004 bis 2014	1.900	0
	40.037	38.571
Short-term share of long-term bank loans Kurzfristiger Anteil an langfristigen Bankdarlehen	-1.552	-1.375
	38.485	37.196

The loan with a variable interest rate is charged at the EURIBOR 6-month interest rate plus a nominal surcharge of 1.2% p.a..
Of the short-term and long-term amounts owed to banks totaling TEUR 14,504, TEUR 12,086 is secured by land charges and mortgages and TEUR 129 by the assignment of receivables, inventories and other assets.

Das variabel verzinste Darlehen wird mit dem jeweiligen EURIBOR-6-Monatszinssatz zuzüglich 1,2% p.a. Nominalaufschlag verzinst.
Von den kurzfristigen und langfristigen Verbindlichkeiten gegenüber Kreditinstituten von insgesamt TEUR 14.504 sind TEUR 12.086 durch Grundschulden und Hypotheken sowie TEUR 129 durch Sicherungsabtretungen von Forderungen, Vorräten und anderen Vermögenswerten gesichert.

10. Other provisions

Other provisions are set up when there is an obligation towards third parties which is likely to be claimed and where the probable level of provision required can be reliably estimated.

10. Übrige Rückstellungen

Die übrigen Rückstellungen werden gebildet, wenn eine Verpflichtung gegenüber Dritten besteht, deren Inanspruchnahme wahrscheinlich und die voraussichtliche Höhe des notwendigen Rückstellungsbetrages zuverlässig schätzbar ist.

The other provisions are mainly for the following:

Die übrigen Rückstellungen entfallen hauptsächlich auf:

	2004 TEUR	2003 TEUR
Other Provisions: Übrige Rückstellungen:		
Tax provisions Steuerrückstellungen	1.193	373
Personnel obligations Personalverpflichtungen	4.287	4.343
Warranties Gewährleistungen	2.093	2.556
Legal disputes Rechtsstreitigkeiten	1.584	1.864
Legal and consultancy costs Rechts- und Beratungskosten	562	867
Capital outstanding invoices Ausstehende Rechnungen	518	646
Title reservation for acquired inventories Eigentumsvorbehalt für übernommene Warenbestände	50	1.119
Restructuring costs Restrukturierungskosten	0	744
Others Übrige	800	1.450
	11.087	13.962
Pension provisions Rückstellungen für Pensionen	264	259

The provisions for personnel obligations mainly comprise anniversary expenses, severance payments, holiday backlogs, flextime credit and provisions for part-time working hours for senior employees.
The pension provision in 2004 amounts to TEUR 264 (previous year TEUR 259). There are pension commitments towards a total of 154 employees (previous year 108) in two companies. The pension provision is calculated using the *Projected Unit Credit Method* with an interest rate of 3.2 % to 4.75 % and a growth rate of 2.5 % to 3.5 %.
All provisions are due within one year with the exception of the pension provision.

11. Details of legal disputes

Various legal disputes are pending in the group as part of current business. The Management Board does not think that the outcome of these legal disputes will have any material effect on the company's finances or earnings position.
In the course of the merger with JUMPtec AG, Deggendorf, the conversion ratio for JUMPtec shares was fixed at 7 JUMPtec shares to 5 Kontron shares and a cash payment of 1.7 cents per share. Some 6 shareholders of the former JUMPtec have sued

In den Rückstellungen für Personalverpflichtungen sind im Wesentlichen Jubiläumsaufwendungen, Abfindungen, Urlaubsrückstände, Gleitzeitguthaben sowie Rückstellungen für Altersteilzeit enthalten.
Die Pensionsrückstellung beträgt im Jahr 2004 TEUR 264 (Vorjahr TEUR 259). Pensionszusagen bestehen an insgesamt 154 Mitarbeiter (Vorjahr 108) bei zwei Gesellschaften. Die Pensionsrückstellung ist nach der *Projected Unit Credit Method* mit einem Zinssatz von 3,2 % bis 4,75 % und einer Steigerungsrate von 2,5 % bis 3,5 % ermittelt.
Mit Ausnahme der Rückstellung für Pensionen sind alle Rückstellungen innerhalb eines Jahres fällig.

11. Angaben zu Rechtsstreitigkeiten

Im Konzern sind im Rahmen der laufenden Geschäftstätigkeit verschiedene Rechtsstreitigkeiten anhängig. Der Vorstand geht nicht davon aus, dass der Ausgang dieser rechtlichen Streitigkeiten materielle Auswirkungen auf die Finanz- und Ertragssituation der Gesellschaft haben wird.
Im Zuge der Verschmelzung mit der JUMPtec AG, Deggendorf wurde das Umtauschverhältnis der JUMPtec Aktien mit 7 JUMPtec Aktien zu 5 Kontron Aktien sowie einer Barzuzahlung von 1,7 Cent je Aktie

Kontron for an increase to the cash payment. A cash payment of 3 cents was agreed in a settlement. This settlement will be processed in 2005 and the existing provisions will cover the costs.
A supply company worked as a Contract Manufacturer for Kontron Modular Computers GmbH until the middle of 2002. Production was moved for reasons of synergy. The supplier is suing Kontron Modular Computers GmbH for fulfillment of contracted production services totaling EUR 1 million. Kontron assumes that there will be a settlement in 2005, and that the costs are covered by provisions.

12. Equity and stock purchases

With the approval of the shareholders' meeting of JUMPtec Industrielle Computertechnik AG on June 19, 2002 and the shareholders' meeting of Kontron embedded computers AG on July 3, 2002, the authorised share capital of the company was increased by TEUR 17,769 to TEUR 45,654 as a result of a merger through the formation of a new company. The extra amount of 24,787 created by the merger was placed in capital reserves. The merger was recorded in the Companies Register on August 12, 2002.
The number of no-par shares issued by Kontron on December 31, 2004 was unchanged compared with the previous year and stood at 45,654,112. Each share represented a share of subscribed capital of EUR 1.00.
The Management Board was authorised by the shareholders' meetings on June 24, 2003 and June 30, 2004 to acquire treasury shares up to a notional share of 10% of the share capital. The authorisation is valid until December 29, 2005.
The company acquired 385,933 treasury shares in the financial year 2003 at a total price of TEUR 2,216, and sold 150,000 shares at a price of TEUR 890. The residual amount of TEUR 1,326 was deducted separately from shareholders' equity.
The company acquired 368,496 treasury shares in the financial year 2004 at a total price of TEUR 2,423, and sold 600,000 shares at a price of TEUR 3,777. The residual amount of TEUR 28 was deducted separately from shareholders' equity.

13. Conditional capital

With the approval of the shareholders' meeting of Kontron AG on June 24, 2003, it was decided to adjust the Conditional Capitals 2002 and to create the Conditional Capitals 2003. The company's conditional capital as of December 31, 2003 is made up as follows:

festgelegt. Sechs Aktionäre der ehemaligen JUMPtec haben Kontron auf die Erhöhung der Zuzahlung verklagt. In einem Vergleich wurde einer Barzuzahlung von 3 Cent zugestimmt. Die Abwicklung des Vergleiches soll 2005 erfolgen, die vorhandenen Rückstellungen werden die Kosten abdecken.
Eine Zuliefererfirma war bis Mitte 2002 als Contract Manufacturer für die Kontron Modular Computers GmbH tätig. Die Produktion wurde aus Synergiegründen verlagert. Der Zulieferer hat die Kontron Modular Computers GmbH auf Abnahme weiterer Produktionsdienstleistungen in Höhe von EUR 1 Mio. verklagt. Kontron geht von einem Vergleich in 2005 aus, die Kosten sind durch die Rückstellungen gedeckt.

12. Eigenkapital und Aktienbezüge

Mit Zustimmung der Hauptversammlung der JUMPtec Industrielle Computertechnik AG am 19. Juni 2002 und der Hauptversammlung der Kontron embedded computers AG am 03. Juli 2002 wurde das Grundkapital der Gesellschaft im Zuge einer Verschmelzung durch Neugründung um TEUR 17.769 auf TEUR 45.654 erhöht. Der bei der Verschmelzung entstehende Mehrbetrag in Höhe von TEUR 24.787 wurde in die Kapitalrücklage eingestellt. Die Eintragung der Verschmelzung in das Handelsregister erfolgte am 12. August 2002.
Die Anzahl der am 31. Dezember 2004 von Kontron ausgegebenen nennwertlosen Aktien war unverändert gegenüber dem Vorjahr und betrug 45.654.112 Stück. Jede Aktie repräsentierte einen Anteil am gezeichneten Kapital in Höhe von EUR 1,00.
Der Vorstand wurde durch die Hauptversammlung vom 24. Juni 2003 sowie 30. Juni 2004 zum Erwerb eigener Aktien bis zu einem rechnerischen Anteil am Grundkapital von bis zu 10% ermächtigt. Die Ermächtigung gilt bis 29. Dezember 2005.
Die Gesellschaft hat im Geschäftsjahr 2003 385.933 eigene Aktien zu einem Preis von insgesamt TEUR 2.216 erworben und 150.000 Aktien zu Gesamterlösen von TEUR 890 veräußert. Die verbleibende Restgröße in Höhe von TEUR 1.326 wurde gesondert vom Eigenkapital abgesetzt.
Die Gesellschaft hat im Geschäftsjahr 2004 368.496 eigene Aktien zu einem Preis von insgesamt TEUR 2.423 erworben und 600.000 Aktien zu Gesamterlösen von TEUR 3.777 veräußert. Die resultierende Saldogröße in Höhe von TEUR 28 wurde gesondert vom Eigenkapital abgesetzt.

13. Bedingtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG vom 24. Juni 2003 wurde die Anpassung der Bedingten Kapitalia 2002 sowie die Schaffung der Bedingten Kapitalia 2003 beschlossen. In der Hauptversammlung der Kontron AG vom 30. Juni 2004 wurde ferner das Bedingte Kapital 2004 beschlossen. Zum 31. Dezember

The company's share capital was conditionally increased by Conditional Capital 2002/I by up to EUR 875,500.00 through the issue of up to 875,500 new shares against conversion rights or stock options. The conditional capital increase will only be carried out to the extent that conversion rights or stock options are exercised for shares which had been issued by the transferring companies or their subsidiaries to their employees and managers.

As of December 31, 2004, stock options and conversion rights had been issued enabling the acquisition of a converted figure of 175,340 (previous year: 479,144) or 45,612 (previous year: 165,655) share.

The company's share capital was conditionally increased by Conditional Capital 2002/II by up to EUR 115,000 through the issue of up to 115,000 new shares against conversion rights or warrants. The conditional capital increase will only be carried out to the extent that warrants or conversion rights which have been issued by the transferring companies, are exercised.

As of December 31, 2003 there were no convertible bonds resulting from this arrangement (as in the previous year).

The company's share capital was conditionally increased by Conditional Capital 2003/I by up to EUR 3,000,000 through the issue of up to 3,000,000 new shares against conversion rights or stock options. The conditional capital increase will only be carried out to the extent that owners of option rights from the 2003 stock option programme make use of them.

As of December 31, 2004, there were 1,926,500 (previous year: 1,218,000) stock options.

The company's share capital was conditionally increased by Conditional Capital 2003/II by up to EUR 6,000,000 through the issue of up to 6,000,000 new shares against conversion rights and/or stock options. The conditional capital increase will only be carried out to the extent that owner or creditors of conversion and/or stock options make use of their rights or fulfil their obligations.

As of December 31, 2003 and 2004, a total of 3,400,000 conversion rights had been issued from this programme - as a result of the issue of a convertible bond with a total par value of EUR 29,104,000 - which entitle their holders to acquire a total of 3,400,000 shares.

The company's share capital was conditionally increased by Conditional Capital 2004 by up to EUR 360,000 through the issue of up to 360,000 ordinary shares against conversion rights. The conditional capital increase will only be carried out to the extent that owners of conversion rights make use of them.

As of December 31, 2004, as a result, conversion rights were issued for the acquisition of 120,000 ordinary shares.

2004 setzt sich das Bedingte Kapital wie folgt zusammen:

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2002/I um bis zu EUR 875.500 durch die Ausgabe von bis zu 875.500 neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Umtausch- oder Bezugsrechte auf Aktien, die von den übertragenden Gesellschaften bzw. deren Tochtergesellschaften, anderen Mitarbeitern und Mitgliedern der Geschäftsführung ausgegeben worden waren, ausgeübt werden.

Zum 31. Dezember 2004 waren hieraus Aktienoptionen und Wandelungsrechte ausgegeben, die zum Erwerb von umgerechnet 175.340 (Vorjahr: 479.144) bzw. 45.612 (Vorjahr: 165.655) Aktien berechtigten.

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2002/II um bis zu EUR 115.000 durch die Ausgabe von bis zu 115.000 neuen Aktien gegen Wandelungsrechte oder Optionsscheine bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie Options- oder Wandelungsrechte, die von den übertragenen Gesellschaften ausgegeben worden sind, ausgeübt werden.

Zum 31. Dezember 2004 bestanden hieraus keine Wandelschuldverschreibungen (wie auch im Vorjahr).

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2003/I um bis zu EUR 3.000.000 durch Ausgabe von bis zu 3.000.000 neuen Aktien gegen Umtausch- oder Bezugsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt werden, als Inhaber von Optionsrechten des Aktienoptionsprogramms 2003 von diesem Gebrauch machen.

Zum 31. Dezember 2004 bestanden hieraus 1.926.500 (Vorjahr: 1.218.000) Aktienoptionen.

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2003/II um bis zu EUR 6.000.000 durch Ausgabe von bis zu 6.000.000 neuen Aktien gegen Wandelungs- und/oder Optionsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandelungs- und/oder Optionsrechten von ihren Rechten Gebrauch machen bzw. ihre Pflichten erfüllen.

Zum 31. Dezember 2003 und 2004 waren hieraus - infolge der Ausreichung einer Wandelanleihe mit einem Gesamtnennwert von EUR 29.104.000 - insgesamt 3.400.000 Wandelrechte ausgegeben, die zu einem Erwerb von insgesamt 3.400.000 Aktien berechtigen.

Das Grundkapital der Gesellschaft ist durch das Bedingte Kapital 2004 um bis zu EUR 360.000 durch Ausgabe von bis zu 360.000 Stückaktien gegen Wandelungsrechte bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber von Wandelungsrechten von ihren Rechten Gebrauch machen.

Zum 31. Dezember 2004 waren hieraus Wandelungsrechte ausgegeben, die zum Erwerb von 120.000 Aktien berechtigten.

14. Approved capital

With the approval of the shareholders' meeting of Kontron AG on June 30, 2004, it was decided to cancel Approved Capitals 2002/I and 2002/II and to create an Approved Capital 2004.
Approved Capital 2002/I entitles the Board to issue up to 357,150 (previously: 700,000) new shares in one or several tranches with the approval of the Supervisory Board against cash contributions or contributions in kind by April 26, 2007. The authorisation may only be used to the extent that the issue of new shares is connected to contracts for the purchase of companies which were concluded by the transferring companies by April 15, 2002. As of December 31, 2004, there was no claim resulting from the specified contracts for the purchase of companies.
Approved Capital 2002/II entitles the Board to issue up to 505,200 (previously: 1,270,780) new shares in one or several tranches with the approval of the Supervisory Board against option or conversion rights by April 26, 2007. The authorisation may only be used to the extent that the new shares are issued for option or conversion rights after such rights have been exercised and which have been concluded by the transferring companies or their direct or indirect subsidiaries.
Approved Capital 2002/III entitles the Board to issue up to 19,500,000 (previously: 20,856,000) new shares in one or several tranches with the approval of the Supervisory Board against cash contributions or contributions in kind by April 26, 2007.
Approved Capital 2004 entitles the Board to issue up to 3,300,000 new ordinary shares in one or several tranches with the approval of the Supervisory Board against cash contributions or contributions in kind by June 29, 2009.

15. Treasury shares

As at 31.12.2004 Kontron holds Kontron 4,247 treasury shares which corresponds to a nominal share of EUR 4,247 of the share capital. The calculated share of capital stock is 0.01%.

14. Genehmigtes Kapital

Mit Zustimmung der Hauptversammlung der Kontron AG vom 30. Juni 2004 wurde die Aufhebung der Genehmigten Kapitalia 2002/I und 2002/II sowie die Neuschaffung eines Genehmigten Kapitals 2004 beschlossen.
Das Genehmigte Kapital 2002/I ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 357.150 (vorher: 700.000) neuen Aktien mit Zustimmung des Aufsichtsrates gegen Bar- oder Sacheinlagen bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden, soweit die Ausgabe der neuen Aktien in Zusammenhang mit Unternehmenskaufverträgen steht, die von den übertragenden Gesellschaften bis zum 15. April 2002 abgeschlossen worden sind. Zum 31. Dezember 2004 bestand aus den genannten Unternehmenskaufverträgen kein Anspruch.
Das Genehmigte Kapital 2002/II ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 505.200 (vorher: 1.270.780) neuen Aktien mit Zustimmung des Aufsichtsrates gegen Options- oder Wandelungsrechte bis zum 26. April 2007. Von der Ermächtigung darf nur Gebrauch gemacht werden soweit die Ausgabe der neuen Aktien für Options- oder Wandelungsrechte nach Ausübung des Options- oder Wandelungsrechts ausgegeben werden, die von den übertragenden Gesellschaften oder von deren mittelbaren oder unmittelbaren Tochtergesellschaften abgeschlossen worden sind.
Das Genehmigte Kapital 2002/III ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 19.500.000 (vorher: 20.856.000) neuen Aktien mit Zustimmung des Aufsichtsrates gegen Bar- oder Sacheinlagen bis zum 26. April 2007.
Das Genehmigte Kapital 2004 ermächtigt zur ein- oder mehrmaligen Ausgabe von bis zu 3.300.000 neuen Stückaktien mit Zustimmung des Aufsichtsrates gegen Bar- oder Sacheinlagen bis zum 29. Juni 2009.

15. Eigene Aktien

Zum 31.12.2004 hält Kontron 4.247 eigene Aktien, das entspricht einem Anteil von nominal EUR 4.247 des Grundkapitals. Der rechnerische Anteil am Grundkapital beträgt 0,01%.

The following table shows the movement in treasury shares:

Die Entwicklung des Bestandes der eigenen Aktien gibt folgende Tabelle wieder:

	Number in units Anzahl in Stück	Amount of share capital in EUR Entfallender Betrag am Grundkapital in EUR	Proportion of share capital in % Entfallender Betrag am Grundkapital in %	Purchase or sales price in EUR Erwerbs- bzw. Veräusserungspreis in EUR
Status 01.01.2004 Bestand 01.01.2004	235.933	235.933	0,52	5,62
Sales January Verkäufe Januar	100.000	100.000	0,22	6,48
Purchases March Käufe März	20.000	20.000	0,05	7,59
Purchases May Käufe Mai	171.000	171.000	0,38	6,67
Purchases August Käufe August	117.496	117.496	0,26	6,02
Purchases November Käufe November	60.000	60.000	0,14	7,00
Sales December Verkäufe Dezember	500.000	500.000	1,10	6,67
Transfer through options Übertragung durch Optionen	182	182	0,00	5,55
Status 31.12.2004 Bestand 31.12.2004	4.247	4.247	0,01	6,51

Due to a resolution passed by the shareholders' meeting on June 30, 2004, the company is authorised to acquire treasury shares in accordance with § 71 Section 1 No. 8 AktG.

Aufgrund des Beschlusses der Hauptversammlung vom 30. Juni 2004 ist die Gesellschaft ermächtigt, eigene Aktien gemäß § 71 Abs. 1 Nr. 8 AktG zu erwerben.

16. Shares belonging to other shareholders

The share of equity belonging to other shareholders amounting to TEUR 2,205 relates to our subsidiaries, RT Soft ZAO, with TEUR 498, Kontron Embedded Technology, Taipeh with TEUR 1,490, Merz, Liberec with TEUR 200, and Kontron East Europe with TEUR 17. In accordance with current IFRS/IAS rules, the shares of other shareholders must be shown within shareholders' equity.

16. Anteile anderer Gesellschafter

Die Anteile anderer Gesellschafter am Eigenkapital in Höhe von TEUR 2.205 entfallen auf unsere Tochterunternehmen RT Soft ZAO mit TEUR 498, die Kontron Embedded Technology, Taipei mit TEUR 1.490, Merz, Liberec mit TEUR 200, und Kontron East Europe mit TEUR 17. Nach geltender IFRS/IAS Regelung sind die Anteile anderer Gesellschafter innerhalb des Eigenkapitals auszuweisen.

17. Contingent liabilities

17. Haftungsverhältnisse

	2004	2003
Absolute guarantees Selbstschuldnerische Bürgschaften	3.387	6.278

18. Other financial obligations

Besides liabilities, provisions and contingent liabilities, there are other financial obligations consisting, in particular, of rental and lease contracts for machines, office and other equipment.

18. Sonstige finanzielle Verpflichtungen

Neben Verbindlichkeiten, Rückstellungen und Haftungsverhältnissen bestehen sonstige finanzielle Verpflichtungen insbesondere aus Miet- und Leasingverträgen für Maschinen, Büro- und

Other financial obligations are made up as follows:

sonstige Einrichtungen. Die Summe der sonstigen finanziellen Verpflichtungen setzt sich wie folgt zusammen:

due in 2005 fällig in 2005	1.990
due from 2006 fällig ab 2006	2.012
[illegible]	4.002

Commitments to investments and the supply of goods lay within normal business bounds.

Das Bestellobligo für Investitionen und Warenlieferungen lag im geschäftsüblichen Rahmen.

19. Contingent liabilities

A Company, which is inventor and owner of numerous patents based on personal computer technology, is demanding the licensing of this technology from Kontron. Kontron assumes that it will reach agreement with in 2005. The licensing costs of approx. TEUR 100 per year will have no significant effect on Kontron's profitability.

19. Eventualverbindlichkeiten

Ein Unternehmen der Computerbranche, der Erfinder zahlreicher Patente auf die Technologie des Personal Computers, hat gegenüber Kontron die Lizenzierung dieser Technologie gefordert. Kontron geht davon aus, in 2005 eine Einigung zu erzielen. Die Lizenzkosten werden mit ca. TEUR 100 pro Jahr keinen wesentlichen Einfluss auf die Profitablilität Kontrons haben.

➤ Explanation of the profit and loss statement

➤ Erläuterungen zur Gewinn- und Verlustrechnung

20. Sales

Revenues from the sale of products are booked at the time of delivery as the company regards the value added process as completed at this point. Revenues from services and technical consulting work are realized after the order has been executed. Sales are shown after deducting discounts and returns. The split by division and region can be taken from the "segment report" number 30.

20. Umsatzerlöse

Umsätze aus Produktverkäufen werden im Zeitpunkt der Auslieferung erfasst, da die Gesellschaft zu diesem Zeitpunkt die Wertschöpfung als abgeschlossen betrachtet. Umsätze aus Dienstleistungen und Technologieberatung werden nach Durchführung des Auftrages realisiert. Die Umsatzerlöse werden nach Abzug von Skonti, Rabatten und Rücksendungen ausgewiesen. Die Gliederung nach Unternehmensbereichen und Regionen ist aus der „Segmentberichterstattung" im Anhang in der Textziffer 30 ersichtlich.

21. Manufacturing cost of sales

The manufacturing cost of sales is made up of material expenses and production-related overheads as shown in the following table:

21. Herstellungskosten des Umsatzes

Die Herstellungskosten des Umsatzes setzen sich aus Materialaufwand und produktionsbezogenen Gemeinkosten wie folgt zusammen:

	2004 TEUR	2003 TEUR
Cost of materials Materialaufwand	134.830	118.851
Production-related overheads Produktionsbezogene Gemeinkosten	27.456	22.011
Cost of goods sold Herstellungskosten des Umsatzes	162.286	140.862

22. Personnel expenses

22. Personalaufwand

	2004 TEUR	2003 TEUR
Wages and salaries Löhne und Gehälter	58.971	50.482
Social security expenses Aufwendungen für Sozialaufwendungen	12.502	10.783
Personnel expenses **Personalaufwand**	71.473	61.265

Social security expenses contain approx. TEUR 992 for pensions. The company issues employee convertible bonds and share-based payments in the form of stock option plans.

Die Aufwendungen für Sozialabgaben enthalten ca. TEUR 992 Aufwendungen für Altersversorgung. Die Gesellschaft gibt Mitarbeiterwandelschuldverschreibungen sowie aktienorientierte Vergütungen in Form von Stock-Option-Plänen aus.

Number of employees **Anzahl der Mitarbeiterinnen/Mitarbeiter**	2004	2003
Annual average (§267 Sec. 5 HGB) Jahresdurchschnitt (§267 Abs. 5 HGB)	1.803	1.534

23. Running operating expenses

23. Laufender Betriebsaufwand

	2004 TEUR	2003 TEUR
Personnel costs Personalkosten	54.537	48.007
Outside services Fremdarbeiten	2.482	2.026
Car fleet Fuhrpark	1.251	1.023
Travel expenses Reisekosten	2.917	2.372
Telephone and communications Telefon und Kommunikation	1.225	1.046
Advertising Werbung	4.515	2.699
Depreciation / bad debt allowances Abschreibungen / Wertberichtigungen auf Forderungen	3.719	4.923
Rent, building and facility maintenance Mieten, Gebäude- und Einrichtungsunterhaltung	3.815	3.003
Office material und internal material requirements Büromaterial und interner Materialbedarf	2.928	2.229
Legal, consultancy and auditing costs Rechts-, Beratungs- und Prüfungskosten	1.765	1.001
Insurance policies and bank charges Versicherungen und Bankspesen	1.020	1.718
Other Übrige	427	9.081
	80.601	79.128

Total research and development costs amount to TEUR 28,430 in the financial year 2004 (previous year: TEUR 26,300).

Die Summe der Forschungs- und Entwicklungskosten beläuft sich im Geschäftjahr 2004 auf TEUR 28.430 (Vorjahr: TEUR 26.300).

24. Other operating income and expenses

24. Sonstige betriebliche Erträge und Aufwendungen

	2004 TEUR	2003 TEUR
Income from the retirement of assets Erträge aus dem Abgang von Anlagevermögen	1.873	194
Set up / dissolving of provisions Bildung / Auflösung von Rückstellungen	-432	71
Revenue from the sale / release of participating interests Erlöse aus Verkauf / Auflösung von Beteiligungen	642	338
Reimbursements / compensation Kostenerstattung / Schadensersatz	168	139
Subsidies Zuschüsse	122	0
Exchange rate loss Kursverluste	-648	-1.006
Other income / expenses Übrige Erträge / Aufwendungen	-674	1.058
[illegible]	1.051	794

25. Investment earnings

25. Finanzergebnis

	2004 TEUR	2003 TEUR
Interest and similar income Zinsen und ähnliche Erträge	544	1.158
Interest and similar expenses Zinsen und ähnliche Aufwendungen	-2.054	-1.343
Interest share of finance leases Zinsanteil Finanzierungsleasing	-80	-42
Depreciation of participating interest and securities Abschreibung Beteiligung und Wertpapiere	-86	-14
Other Übrige	210	-812
[illegible]	-1.466	-1.053

26. Income taxes

26. Ertragssteuern

	2004 TEUR	2003 TEUR
Current taxes Laufende Steuern	3.686	1.415
Deferred taxes Latente Steuern	1.294	2.153
[illegible]	4.980	3.568

Tax expenses contain corporation tax and trade tax for domestic companies as well as comparable taxes on income for foreign companies. The other taxes are contained in other operating expenses. The domestic income tax rate for Kontron AG is calculated at 37.7% (hitherto 38.9%). The reduction in the income tax rate results from the fact that the increase in the corporation tax rate only applies to 2003. The tax rates abroad lie between 25% and 39.8%.

The following table shows a transition account from the expected income tax expense which would theoretically result at a group level from applying the current domestic income tax rate of 37.7% (previous year 38.9%) to the income tax expense actually shown in the group.

Die Steueraufwendungen beinhalten die Körperschaft- und Gewerbesteuern der inländischen Gesellschaften sowie vergleichbare Ertragsteuern der ausländischen Gesellschaften. Die sonstigen Steuern sind in den sonstigen betrieblichen Aufwendungen enthalten. Für die Kontron AG ermittelt sich ein inländischer Ertragsteuersatz von 37,7% (bisher 38,9%). Die Reduzierung des Ertragsteuersatzes resultiert aus dem Wegfall der nur auf das Jahr 2003 beschränkten Körperschaftsteuererhöhung. Die Steuersätze im Ausland liegen zwischen 25% und 39,8%.

Die folgende Tabelle zeigt eine Überleitungsrechnung vom erwarteten Ertragsteueraufwand, der sich theoretisch bei Anwendung des aktuellen inländischen Ertragsteuersatzes von 37,7% (Vorjahr 38,9%) auf Konzernebene ergeben würde, zum tatsächlich ausgewiesenen Ertragsteueraufwand im Konzern.

	2004 TEUR	2003 TEUR
Earnings before taxes on income Ergebnis vor Ertragsteuern	18.640	-25.212
Expected income tax expense Erwarteter Ertragsteueraufwand	-7.034	-9.806
Tax share of variances and losses for which no deferred taxes are shown Steueranteil für Differenzen und Verluste, für die keine latenten Steuern erfasst werden	320	12.860
Tax-free income Steuerfreie Erträge	1.261	-311
Variances due to tax rate Steuersatzbedingte Abweichungen	657	256
Tax refunds / tax payments for prior years Steuererstattungen/Steuernachzahlungen	106	-47
Other variances Sonstige Abweichungen	-290	616
Income tax expense shown Ausgewiesener Ertragsteueraufwand	-4.980	3.568
Income tax burden Ertragsteuerbelastung	26,7%	14,1%

Deferred tax assets and deferred tax liabilities are formed in accordance with IAS 12 for all temporary differences between fiscal and IAS valuations as well as for consolidation measures affecting net income. Deferred tax assets also comprise tax reduction claims which result from the expected use of existing loss carryforwards in succeeding years, and where it is sufficiently probable that they will be realized. The deferred taxes are determined on the basis of the tax rates which apply or are expected to apply in accordance with current legislation in the individual countries at the time of realization.

Aktive und passive latente Steuern werden entsprechend IAS 12 für sämtliche temporären Differenzen zwischen den steuerlichen und den IAS - Ansätzen sowie auf ergebniswirksame Konsolidierungsmaßnahmen gebildet. Die aktiv latenten Steuern umfassen auch Steuerminderungsansprüche, die sich aus der erwarteten Nutzung bestehender Verlustvorträge in Folgejahren ergeben und deren Realisierung mit ausreichender Wahrscheinlichkeit gewährleistet ist. Die latenten Steuern werden auf Basis der Steuersätze ermittelt, die nach der derzeitigen Rechtslage in den einzelnen Ländern zum Realisierungszeitpunkt gelten bzw. erwartet werden.

Deferred tax assets and deferred tax liabilities as of December 31 are to be allocated to the following items:

Der Bestand der aktiven und passiven latenten Steuern zum 31. Dezember ist folgenden Positionen zuzuordnen:

	Deferred tax assets Aktive latente Steuern		Deferred tax liabilities Passive latente Steuern	
	2004	2003	2004	2003
Fixed assets Sachanlagevermögen	383	302	984	401
Intangible assets Immaterielle Vermögenswerte	602	1.628	0	23
Goodwill Firmenwert	855	1.872	0	0
Research and Development tax credit Research and Development tax credit	1.996	1.812	485	361
Inventories Vorräte	692	75	41	16
Receivables Forderungen	0	0	1.056	1.167
Provisions Rückstellungen	1.871	1.315	660	426
Long-term loan Langfristiges Darlehen	0	0	207	307
Loss carryforwards Verlustvorträge	12.098	11.721	0	0
Other Übrige	1.212	852	711	232
	19.709	19.577	4.144	2.933

Unused tax loss carryforwards

Bestand an noch nicht genutzten steuerlichen Verlustvorträgen

	2004 TEUR	2003 TEUR
Able to be carried forward for up to 10 years Bis zu 10 Jahren vortragsfähig	15.137	19.189
Able to be carried forward for over 10 years Über 10 Jahre vortragsfähig	26.463	25.905
Able to be carried forward for an unlimited period Unbegrenzt vortragsfähig	13.034	11.325
	54.634	56.419

Deferred tax assets are formed for loss carryforwards for a planning period of approx. four years on the basis of current budgets.

Kontron Mobile Computing Inc. is showing tax loss carryforwards of approx. EUR 31 million for 2003. It was only possible to make limited use of these in accordance with US tax regulations due to the change in the shareholder structure. For this reason, the resulting tax deferral in 2003 was completely written down.

Für Verlustvorträge werden, auf Basis der aktuellen Unternehmensplanungen, aktiv latente Steuern auf einen Planungszeitraum von ca. vier Jahren gebildet.

Die Kontron Mobile Computing Inc. weist für 2003 steuerliche Verlustvorträge in Höhe von ca. EUR 31 Mio. aus. Diese konnten gemäß den US-amerikanischen Steuerregularien aufgrund der Änderung in der Gesellschafterstruktur nur eingeschränkt genutzt werden. Aus diesem Grund wurde die daraus resultierende Steuerabgrenzung in 2003 vollständig abgewertet.

In September 2004 Kontron Mobile Computing Inc. merged with Kontron America. As a result of this restructuring measure, the usability of the deferred taxes was calculated at EUR 1.8 million, and a deferred tax asset is formed for this amount.
Fiscal units exist for selective companies in order to ensure the best possible use of the loss carryforwards.

Im September 2004 verschmolz die Kontron Mobile Computing Inc. in die Kontron America. Durch diese Umstrukturierungsmaßnahme wurde die Nutzungsfähigkeit der latenten Steuern auf EUR 1,8 Mio. bemessen, für diesen Betrag wurde eine aktive latente Steuer gebildet.
Zur bestmöglichen Nutzung der Verlustvorträge bestehen für ausgewählte Gesellschaften steuerliche Organschaften.

➤ Explanation of cash flow statement

The cash flow statement shows the origin and use of cash flows in the financial years 2003 and 2004. In accordance with IAS 7 *Cash Flow Statement*, a distinction is made between cash flows from operating activity and from investment and finance activity.
The means of payment contained in the cash flow statement comprise all liquid funds shown in the balance sheet, i.e. cash in hand, checks and bank balances if they are available within three months. The means of payment are not subject to any restraint on disposal.
The cash flows from investment and finance activity are determined in relation to payments, and the cash flow from operating activities is derived indirectly, based on the net income for the year. As part of this indirect process of establishing cash flows, the changes taken into account in balance sheet items in connection with running operations are adjusted to eliminate effects resulting from currency conversion and changes to the list of consolidated companies. The changes in the balance sheet items concerned cannot therefore be matched against the corresponding figures contained in the published consolidated balance sheet.
The inflow of funds from running operations includes:

➤ Erläuterungen zur Kapitalflussrechnung

Die Kapitalflussrechnung zeigt in den Geschäftsjahren 2003 und 2004 Herkunft und Verwendung der Geldströme. Entsprechend IAS 7 *Cash Flow Statement* werden Cashflows aus betrieblicher Tätigkeit sowie aus Investitions- und Finanzierungstätigkeit unterschieden.
Die Zahlungsmittel der Kapitalflussrechnung umfassen alle in der Bilanz ausgewiesenen flüssigen Mittel, d.h. Kassenbestände, Schecks und Guthaben bei Kreditinstituten, soweit sie innerhalb von drei Monaten verfügbar sind. Die Zahlungsmittel unterliegen keinen Verfügungsbeschränkungen.
Die Cashflows aus der Investitions- und Finanzierungstätigkeit werden zahlungsbezogen ermittelt, der Cashflow aus betrieblicher Tätigkeit wird demgegenüber ausgehend vom Jahresüberschuss indirekt abgeleitet. Im Rahmen der indirekten Ermittlung werden die berücksichtigten Veränderungen von Bilanzpositionen im Zusammenhang mit der laufenden Geschäftstätigkeit um Effekte aus der Währungsumrechnung und aus Konsolidierungskreisänderungen bereinigt. Die Veränderungen der betreffenden Bilanzpositionen können daher nicht mit den entsprechenden Werten auf Grundlage der veröffentlichten Konzernbilanz abgestimmt werden.
Im Mittelzufluss aus laufender Geschäftstätigkeit sind unter anderem enthalten:

Interest paid Gezahlte Zinsen	**2.118**
Income taxes paid Gezahlte Ertragssteuern	**2.213**
	4.331

The main company acquisitions are as follows:

Die wesentlichen Firmenakquisitionen stellen sich wie folgt dar:

	KAP TEUR	KAS TEUR	TMC TEUR	KMC TEUR	ROI TEUR	SOC TEUR	subsequent acquisition cost for companies acquired nachträgliche Anschaffungskosten für im Vorjahr erworbene Gesellschaften TEUR	Total Gesamt TEUR
Acquisition of outstanding shares in affiliated companies Erwerb ausstehender Aktien und Anteile an verbundenen Unternehmen	248	1.989	747	3.795				6.779
Goodwill / intangible assets Firmenwerte / immaterielle Vermögenswerte						261	522	783
Purchase price for acquisitions made in the previous year Kaufpreis für im Vorjahr getätigte Akquisitionen					3.309			3.309
Net cash spent on acquisitions **Für Akquisitionen aufgewendete Netto Barmittel**	248	1.989	747	3.795	3.309	261	522	10.871

The sale of Memotec Inc. Montreal, Canada results in an outflow of funds amounting to TEUR 926. The company was sold for a price of CAD 1.00, and the liquid assets lost correspond to the company's cash balance at the time of the sale amounting to TCAD 1,497 (TEUR 926). At the time of the sale, the company shows other assets (not including cash on hand or bank balances) of TCAD 74 (TEUR 46) as well as other debts of TCAD 1,976 (TEUR 1,235).

Aus dem Verkauf der Memotec Inc. Montreal, Kanada resultiert ein Mittelabfluss in Höhe von TEUR 926. Die Gesellschaft wurde zu einem Veräußerungspreis von CAD 1,- verkauft, die abgegangenen liquiden Mittel entsprechen dem Cash Bestand der Gesellschaft zum Veräußerungszeitpunkt und betragen TCAD 1.497 (TEUR 926). Die Gesellschaft weist zum Veräußerungszeitpunkt sonstige Vermögenswerte (ohne Kassenbestände und Guthaben bei Kreditinstituten) in Höhe von TCAD 74 (TEUR 46) sowie sonstige Schulden in Höhe von TCAD 1.976 (TEUR 1.235) aus.

➤ Other information in the Notes

27. Stock option plan for employees

27.1. Employee convertible bonds

The number of options or conversion rights issued to employees showed the following movements:

	Number in units / Anzahl in Stück 2004	Price in EUR / Preis in EUR 2004	Number in units / Anzahl in Stück 2003	Price in EUR / Preis in EUR 2003
Status at the beginning of the year / Bestand am Jahresanfang	281.728	14,0	165.655	13,73
Granted / Gewährt	-	-	120.000	7,94
Exercised / Ausgeübt	-	-	-	-
Expired / Verfallen	-116.073	14,38	-120.043	12,96
Status at the end of the year / Bestand am Jahresende	165.655	13,73	165.612	10,09
Exercisable options / Optionen ausübbar	-	-	-	-

In a resolution passed by the shareholders' meeting on March 9, 2000 and the extension dated June 8, 2001, the Management Board was authorised to issue interest-bearing bearer convertible bonds with a total par value of up to EUR 1,800,000.00 with a term of up to six years in one or several tranches with the approval of the Supervisory Board by February 28, 2005, and to grant the owners of convertible bonds conversion rights for up to 1,800,000 ordinary shares in the company in accordance with the detailed conditions of the convertible bond. The convertible bonds may only be granted to members of the Management Board, managers or employees of Kontron AG and their subsidiaries. As of 31.12.2004, there were 45,612 convertible bonds in total at EUR 1.00 each containing conversion rights for 45,612 shares.

As of December 31, 2004, there were 23,706 units in total from the April 2000 programme. The issue price, the purchase price for employees and the redemption price on final maturity are 100 %. The term was fixed until December 31, 2005, and the final maturity is December 31, 2006; the interest rate is 6 %. The conversion price is Euro 20.39. The following blocking periods were agreed: 2 years after issue, in 2002 at the earliest, max. 25 %, in 2003 50 %, in 2004 75 %, and 100 % in 2005 at the earliest. The par value is repaid at the point of final maturity if the conversion rate has not been exercised.

As of December 31, 2004 there were 21,906 units from the programmes dated March 27, 2002 and August 5, 2002. The issue price, the purchase price for employees and the redemption price on final maturity are 100 %. The term was fixed until December 31, 2007, and the interest rate is 6 %. The conversion price is

➤ Sonstige Anhangsangaben

27. Mitarbeiterbeteiligungsprogramme

27.1. Mitarbeiterwandelschuldverschreibungen

Die Anzahl der an Mitarbeiter und Aufsichtsräte ausgegebenen Options- bzw. Wandelungsrechte hat sich wie folgt entwickelt:

Mit Beschluss der Hauptversammlung vom 9. März 2000 und der Erweiterung vom 8. Juni 2001 wurde der Vorstand ermächtigt, bis zum 28. Februar 2005 mit Zustimmung des Aufsichtsrates einmalig oder mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 1.800.000 mit einer Laufzeit von bis zu sechs Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandelungsrechte auf bis zu 1.800.000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Vorstandes oder der Geschäftsführung bzw. Mitarbeitern der Kontron AG und deren Konzerngesellschaften gewährt werden. Zum 31.12.2004 bestanden insgesamt 45.612 Wandelschuldverschreibungen zu je EUR 1, die Wandelungsrechte für umgerechnet 45.612 Aktien beinhalten.

Aus dem Programm vom April 2000 bestanden zum 31. Dezember 2004 insgesamt 23.706 Stück. Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Wartezeit wurde festgesetzt bis zum 31. Dezember 2005, die Laufzeit endet am 31. Dezember 2006, die Verzinsung beträgt 6%. Der Wandelungspreis beträgt EUR 20,39. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2002 zu max. 25%, in 2003 zu 50%, in 2004 zu 75% sowie frühestens in 2005 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandelungsrecht nicht ausgeübt wird.

Aus dem Programm vom 27. März 2002 und vom 5. August 2002 bestanden zum 31. Dezember 2004 insgesamt 21.906 Stück.

Euro 10.74. The following blocking periods were agreed: 2 years after issue, in 2004 at the earliest, max. 25 %, in 2005 50 %, in 2006 75 %, and 100 % in 2007 at the earliest, the final maturity is December 31, 2008; the interest rate is 6%. The par value is repaid at the point of final maturity if the conversion rate has not been exercised.

In a resolution passed by the shareholders' meeting on June 30, 2004, the Management Board was obligated to issue interest-bearing bearer convertible bonds with a total par value of up to EUR 360,000 with a term of up to three years in several tranches by October 2006, and to grant the owners of convertible bonds conversion rights for up to 360,000 ordinary shares in the company in accordance with the detailed conditions of the convertible bond. The convertible bonds may only be granted to members of the Supervisory Board of Kontron AG. As of 31.12.2004 there were 120,000 convertible bonds in total at EUR 1.00 each, containing conversion rights for 120,000 shares.

The conversion price is EUR 7.94 of final maturity of three years and the interest rate is 6%. The blocking period is agreed on 2 years.

Der Emissionskurs, der Bezugskurs für Mitarbeiter und der Rückzahlungskurs bei Endfälligkeit betragen 100%. Die Wartezeit wurde festgesetzt bis zum 31. Dezember 2007, die Laufzeit endet am 31. Dezember 2008, die Verzinsung beträgt 6%. Der Wandelungspreis beträgt EUR 10,74. Sperrfristen wurden wie folgt vereinbart: 2 Jahre nach Begebung, frühestens in 2004 zu max. 25%, in 2005 zu 50%, in 2006 zu 75% sowie frühestens in 2007 zu 100%. Der Nennbetrag wird zum Zeitpunkt der Endfälligkeit zurückgezahlt, soweit das Wandelungsrecht nicht ausgeübt wird.

Mit Beschluss der Hauptversammlung vom 30. Juni 2004 wurde der Vorstand verpflichtet, bis zum Oktober 2006 mehrmals verzinsliche, auf den Inhaber lautende Wandelschuldverschreibungen im Gesamtnennbetrag von bis zu EUR 360.000 mit einer Laufzeit von bis zu drei Jahren zu begeben und den Inhabern von Wandelschuldverschreibungen Wandelungsrechte auf bis zu 360.000 Stückaktien der Gesellschaft nach näherer Maßgabe der Wandelanleihebedingungen zu gewähren. Die Wandelschuldverschreibungen dürfen ausschließlich Mitgliedern des Aufsichtsrates der Kontron AG gewährt werden. Zum 31.12.2004 bestanden insgesamt 120.000 Wandelschuldverschreibungen zu je EUR 1, die Wandelungsrechte für umgerechnet 120.000 Aktien beinhalten.

Der Wandelungspreis beträgt EUR 7,94 bei einer Laufzeit von 3 Jahren und einer Verzinsung von 6%. Die Sperrfrist beläuft sich auf 2 Jahre.

27.2. Stock option programme

The number of options issued to employees showed the following movements:

27.2. Aktienoptionsprogramm

Die Anzahl der an Mitarbeiter ausgegebenen Optionsrechte hat sich wie folgt entwickelt:

	Number in units Anzahl in Stück 2004	**Price in EUR Preis in EUR 2004**	**Number in units Anzahl in Stück 2003**	**Price in EUR Preis in EUR 2003**
Status at the beginning of the year Bestand am Jahresanfang	**1.697.144**	**8,56**	**535.786**	**16,41**
Granted Gewährt	**990.000**	**6,92**	**1.218.000**	**5,42**
Exercised Ausgeübt	-	-	-	-
Expired Verfallen	**-585.304**	**11,40**	**-56.642**	**15,36**
Status at the end of the year Bestand am Jahresende	**2.101.840**	**7,00**	**1.697.144**	**8,56**
Exercisable options Optionen ausübbar	**28.373**	**5,57**	-	-

As at December 31, 2004 there were a total of 2,101,840 stock options. These are split up as follows:

Zum 31. Dezember 2004 bestanden insgesamt 2.101.840 Aktienoptionen. Diese verteilen sich wie folgt:

	2004 TEUR
Members of the Management Board of Kontron AG Vorstände der Kontron AG	425.000
Managing Directors of subsidiaries Geschäftsführer der Tochterunternehmen	371.000
Employees of Kontron AG and their subsidiaries Mitarbeiter der Kontron AG sowie deren Tochterunternehmen	1.305.840

With the merger of Kontron AG with JUMPtec AG to form a new company, the stock option programmes of JUMPtec AG have been transferred to Kontron AG. The option have been issued in January 2000, November 2000, June 2001, November 2001 and June 2002. As of December 31, 2004, there are 175,340 options from these programmes. Half of the options granted can only be exercised after two years at the earliest, and the other half after four years at the earliest (waiting period), whereby the share price must be at least 10% above the purchase price. The striking price for individual tranches is between EUR 5.57 and EUR 25.96. This gives a weighted average striking price of EUR 13.03. The final maturity of the options is 5 years.

The options cannot be transferred by the beneficiaries; however, they can be passed on to heirs. They expire without replacement five years after the waiting period has ended, if they are not exercised.

In resolutions passed by the Management Board on September 3, 2003 and September 6, 2004, it was decided with the approval of the Supervisory Board to issue a further 2,208,000 stock options in total to members of the Management Board, management bodies and employees of the Kontron group. In accordance with more detailed provisions contained in the terms of the options, half of the options granted can only be exercised after two years at the earliest, and the other half after four years at the earliest (waiting period), if the share price is at least 10% above the purchase price when they are exercised.

As of December 31, there were 1,926,500 options from these programmes with a striking price of EUR 5.42 (2003 programme) and EUR 6.92 (2004 programme). Thereof 985,000 stock options have a striking price of EUR 5.42 and 941,500 stock options have a striking price of EUR 6.92.

The options cannot be transferred by the beneficiaries; however, they can be passed on to heirs. They expire without replacement five years after the waiting period has ended, if they are not exercised.

Mit der Verschmelzung zur Neugründung der Kontron AG mit der JUMPtec AG sind die Optionsprogramme der JUMPtec AG auf die Kontron AG übergegangen. Die Ausgaben der Optionen sind im Januar 2000, November 2000, Juni 2001, November 2001 und Juni 2002 erfolgt. Hieraus bestehen zum 31. Dezember 2004 175.340 Optionsrechte. Die Ausübung dieser Optionsrechte kann hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist), wobei der Börsenkurs um mindestens 10% über dem Bezugspreis liegen muss. Der Ausübungspreis der einzelnen Tranchen liegt dabei zwischen EUR 5,57 und EUR 25,96. Als Ausübungspreis ergibt sich ein gewogenes Mittel von EUR 13,03. Die Laufzeit dieser Optionen ist 5 Jahre.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

Mit Beschlüssen des Vorstandes vom 03. September 2003 und 06. September 2004 und Billigung des Aufsichtsrates wurde die Ausgabe von weiteren insgesamt 2.208.000 Aktienoptionen an Mitglieder des Vorstandes, an Geschäftsleitungsorgane und Mitarbeiter der Kontron Gruppe beschlossen. Die Ausübung der Optionsrechte kann nach näherer Bestimmung in den Optionsbedingungen hinsichtlich der Hälfte der gewährten Optionsrechte frühestens nach Ablauf von zwei Jahren sowie hinsichtlich der weiteren Hälfte der gewährten Optionsrechte frühestens nach Ablauf von vier Jahren ausgeübt werden (Wartefrist), sofern der Börsenkurs bei Ausübung mindestens 10 % über dem Bezugspreis liegt.

Zum 31. Dezember 2004 bestanden aus diesen Programmen 1.926.500 Optionsrechte mit einem Ausübungspreis von EUR 5,42 (Programm 2003) und EUR 6,92 (Programm 2004). Davon haben 985.000 Stück einen Ausübungspreis von EUR 5,42 und 941.500 Stück einen Ausübungspreis von EUR 6,92.

Die Optionsrechte können von den Berechtigten nicht übertragen werden; sie sind jedoch vererblich. Sie verfallen bei Nichtausübung fünf Jahre nach Ablauf der Wartefrist ersatzlos.

The fair values of the stock options granted during 2004 and 2003 were EUR 2,02 and EUR 2,58 respectively.
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

Der beizulegende Zeitwert für die in den Jahren 2004 und 2003 gewährten Aktienoptionen lag bei EUR 2,02 bzw. EUR 2,58.
Der beizulegende Zeitwert jeder Aktienoptionsgewährung wurde zum Datum der Optionsgewährung mit Hilfe des Optionspreismodells von Black-Scholes ermittelt, wobei die folgenden gewichteten Durchschnittswerte für die Optionsgewährungen zugrunde gelegt wurden:

	2004	2003
Expected life (years) Erwartete Laufzeit (in Jahren)	5,00	5,00
Risk-free interest rate Risikoloser Zinssatz	3,50 %	2,42 %
Volatility Volatilität	37,00 %	60,00 %
Dividend yield Dividendenrendite	0	0

The following table summarizes information concerning currently outstanding and exercisable options on December 31, 2004:

In der folgenden Tabelle wird eine Übersicht über die per 31. Dezember 2004 ausstehenden und ausübbaren Optionen gegeben:

Exercise Prices Ausübungspreis	Number of Options Outstanding Anzahl der ausstehenden Optionen	Remaining Contractual Life (Years) Restlaufzeit (in Jahren)	Options Exerciseable Ausübbare Optionen
5,42	985.000	3,7	-
5,57	56.745	2,5	28.373
6,92	941.500	4,7	-
11,63	59.515	1,8	-
19,31	14.375	0,1	-
20,68	30.740	1,4	-
25,96	13.965	0,8	-
	2.101.840		28.373

28. Earnings per share

In February 2004 the IASB the International Financial Reporting Standard has published IFRS 2 *Share-based Payment*. IFRS 2 is effective beginning January 1, 2005, the company did not make use of its option to show stock options in the balance sheet in accordance with IFRS 2.
As the details of the accounting of the share-based remuneration contained in IAS 19 were insufficient, the relevant provisions in US-GAAP were used.
They were shown in the balance sheet in accordance with APB 25 (*"Accounting for Stock Issued to Employees"*). As the striking price for the options was higher than the current market price at the time they were issued, no personnel expenses need to be shown in accordance with APB 25.
As of December 31, 2004 there was an employee stock option programme in existence. The company shows the stock options in

28. Ergebnis je Aktie

Im Februar 2004 hat das IASB den International Financial Reporting Standard IFRS 2 zu *Share-based Payment* veröffentlicht. IFRS 2 gilt für Geschäftsjahre, die am oder nach dem 1. Januar 2005 beginnen. Auf eine vorzeitige Anwendung wurde verzichtet.
Aufgrund unzureichender Angaben über die Bilanzierung aktienorientierte Vergütungen im IAS 19 wurde auf die entsprechenden Regelungen im US-GAAP zurückgegriffen.
Die Bilanzierung erfolgte nach APB 25 (*"Accounting for Stock issued to Employees"*). Soweit der Ausübungspreis der Optionen im Zeitpunkt der Ausgabe der Optionen über dem aktuellen Marktpreis lag, sind nach APB 25 keine Personalaufwendungen zu erfassen.
Am 31. Dezember 2004 bestand ein Mitarbeiteraktienoptionsprogramm. Die Gesellschaft bilanziert die Aktienoptionen gemäß *Accounting Principle Boards* (APB) Option 25 (*„Accounts for Stock Issued to Employees"*). Da der Ausübungspreis der Optionen im

the balance sheet in accordance with Accounting Principle Boards (APB) Option 25 (*"Accounts for Stock Issued to Employees"*). As the striking price for the options was higher than the current market price at the time they were issued, no personnel expenses need to be shown. In 2004 personnel expense of TEUR 27 were shown.

The following table shows the effects of the stock option plan for staff members on net income for the year and earnings per share if the company had applied the rules contained in SFAS 123 (*"Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123"*).

Zeitpunkt der Ausgabe der Optionen über dem aktuellen Marktpreis lag, waren 2003 keine Personalaufwendungen zu erfassen. In 2004 wurde ein Personalaufwand in Höhe von TEUR 27 erfasst.

Die folgende Tabelle zeigt die Effekte des Mitarbeiterbeteiligungsprogrammes auf den Jahresüberschuss und den Gewinn je Aktie, wenn die Gesellschaft die Regeln nach SFAS 123 (*„Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123"*) angewendet hätte.

	2004	2003
Consolidated net income for year (in thousand) in accordance with consolidated profit and loss account Konzernjahresüberschuss (in Tausend) lt. Konzern Gewinn- und Verlustrechnung	13.548	-27.788
Add: Stock based employee compensation expense included in reported net income, net of related tax effects Zzgl: Aktienorientierte Vergütungen, Aufwand in ausgewiesenem Jahresüberschuss enthalten, nach Abzug steuerlicher Auswirkungen	27	0
Deduct: Total stock-based employee compensation expense determinded under fair value based method for all awards, net of related tax effects Abzgl: Gesamtaufwand für aktienorientierte Vergütungen, ermittelt nach der Methode des beizulegenden Zeitwerts, nach Abzug steuerlicher Auswirkungen	-559	-823
Proforma Pro-Forma-Angabe	13.016	-28.611
Earnings per share (in EUR) Ergebnis je Aktie (in EUR)		
Basic Earnings per share Unverwässertes Ergebnis je Aktie	0,30	-0,61
Proforma basic earning per share Unverwässertes Pro-Forma-Ergebnis je Aktie	0,29	-0,63
Earnings per share (fully diluted) Ergebnis je Aktie (voll verwässert)	0,30	-0,61
Earning per share (fully diluted) Pro-Forma Ergebnis je Aktie (voll verwässert)	0,29	-0,63
Number of shares (in thousand) Aktienanzahl (in Tausend)	45.654	45.654
Number of shares (fully diluted) in thousand Aktienanzahl (voll verwässert) in Tausend	45.905	45.654

Quantity Menge	As Reported Wie ausgewiesen 2004	 2003	Pro Forma Pro Forma 2004	 2003
Basic weighted average number of shares outstanding Durchschnittl. unverwässerte Anzahl (gewichtet) umlaufender Aktien	45.654	45.654	45.654	45.654
Dilutive potential ordinary shares Potenziell verwässernde Stammaktien				
Stock option plans Mitarbeiterbeteiligungsprogramme	251	0	0	0
Convertible debt instruments Wandelbare Schuldtitel	0	0	0	0
Diluted weighted average number of shares outstanding Durchschnittl. verwässerte Anzahl (gewichtet) umlaufender Aktien	45.905	45.654	45.654	45.654

TEUR	2004	2003	2004	2003
Profit (loss) after tax, excluding stock based compensation Gewinn (Verlust) nach Steuern, ohne aktienorientierte Vergütung	13.687	-28.780	13.687	-28.780
Stock based compensation Aktienorientierte Vergütung	-27	0	-559	-823
Minority interest Minderheitsbeteiligung	-112	992	-112	992
Net income (loss) attributable to common shareholders Den Stammaktionären zurechenbarer Jahresüberschuss (-fehlbetrag)	13.548	-27.788	13.016	-28.611
Basic earning (loss) Unverwässertes Ergebnis	13.548	-27.788	13.016	-28.611
Effect on earnings from dilutive securities Auswirkung potentiell verwässerter Wertpapiere auf das Ergebnis				
Stock option plans Mitarbeiterbeteiligungsprogramm	27	0	0	0
Convertible debt instruments Wandelbare Schuldtitel	0	0	0	0
Diluted earning (loss) Verwässertes Ergebnis	13.575	-27.788	13.016	-28.611

EUR	As Reported Wie ausgewiesen 2004	 2003	Pro Forma Pro Forma 2004	 2003
Earning (loss) per share - basic Ergebnis je Aktie - unverwässert	0,30	-0,61	0,29	-0,63
Earning (loss) per share - diluted Ergebnis je Aktie - verwässert	0,30	-0,61	0,29	-0,63

The market values of the conversion options were calculated using the Black-Scholes evaluation model, and lie between EUR 0.74 and EUR 15.32. The calculation is based on the following assumptions:

Estimated volatility of the stock:	37.0% to 81.2%
Risk-free interest rate:	2.42% to 6.6%
Expected time until options exercised:	5 years

Die Marktwerte der Wandelungsoptionen wurden anhand des Black-Scholes Bewertungsmodells berechnet und betragen zwischen EUR 0,74 und EUR 4,72. Der Berechnung liegen folgende Annahmen zugrunde:

Geschätzte Volatilität der Aktie:	37,0% bis 81,2%
Risikoloser Zinssatz:	2,42% bis 6,6%
Erwartete Dauer bis Ausübung:	5 Jahre

The other options have no dilutionary effect.
In accordance with IAS 33.70, information must be given on the earnings per share between the balance sheet reference date and approval for publication, as well as for the financial year 2004. Kontron carried out a right issue of 3.3 million shares to several institutional investors at an issue price of 7.16 EUR on February 7, 2005.

29. Hedging policy and risk management

29.1. Price and foreign exchange risks

Kontron AG is exposed to price and foreign exchange fluctuations due to its international operations. Some 48% of sales are generated in Europe, 52% in USA and Asia (currencies tied to the dollar). Overall, approx. 56% of all sales were generated in US dollars or in currencies tied to the US dollars in 2004. Kontron's sales are shown in euros with the result that the exchange rate for the US dollars has an enormous influence on the level of sales. In 2004, Kontron's sales declined by approx. EUR 16 million as a result of the dollar's fall. However, the majority of expenses are also transacted in US dollars, e.g. 1,037 employees out of 1,832 are in US dollar areas. Currency risks are therefore significantly lessened by location hedging. Overall, Kontron posted a small dollar surplus in 2004. Kontron hedges against the residual foreign exchange risk in the best possible by means of short-term sales options or by balancing USD assets against USD debts, as a result of which the foreign exchange risk was limited to 0.4% of sales in spite of the high level of dollar sales.

29.2. Market risks

Kontron is heavily diversified in a wide variety of vertical consumer markets, of which the largest is automation accounting for 19% of total sales, and is therefore not exposed to any significant market risks. Price risks are also not relevant for Kontron, as its products are normally tailor-made to suit customer - specific applications, which means that no alternative products can be supplied by competitors with aggressive pricing policies. Kontron is subject to a high technological risk on the basis of the high proportion of customer-specific developments. If the customer does not use the Embedded Computer System developed by Kontron, or only in small quantities, the development costs cannot be amortized.

29.3. Interest risks

An interest risk, i.e. possible fluctuations in value of financial instruments due to changes in market interest rates, can result primarily with medium-term and long-term fixed-interest receivables and payables. The Fixed-interest loans amount

Die anderen Optionen haben keinen Verwässerungseffekt.
Gemäß IAS 33.70 sind neben den Informationen zu Ergebnis je Aktie für das Geschäftsjahr 2004 für das Earning per share zwischen dem Bilanzstichtag und der Freigabe der Veröffentlichung erforderlich. Die Kontron hat am 7. Februar 2005 eine Kapitalerhöhung über 3,3 Mio. Stück Aktien zum Ausgabepreis von 7,16 EUR an mehrere institutionelle Anleger durchgeführt.

29. Sicherungspolitik und Risikomanagement

29.1. Preis- und Währungsrisiko

Die Kontron AG ist aufgrund ihrer internationalen Geschäftstätigkeit Preis- und Währungsschwankungen ausgesetzt. 48% der Umsätze werden in Europa erzielt, 52% der Umsätze in den USA und Asien (an den Dollar gebundene Währungen). Insgesamt wurden 2004 ca. 56% aller Umsätze in US-Dollar bzw. an US-Dollar gebundene Währungen erzielt. Der Umsatz der Kontron wird in Euro ausgewiesen, so dass der Umrechnungskurs des US-Dollars einen enormen Einfluss auf die Umsatzhöhe hat. In 2004 ergab sich durch den Wertverlust des Dollars eine Verringerung der Kontron Umsätze um ca. EUR 16 Mio.. Es erfolgen jedoch auch ein Großteil der Ausgaben der Kontron in US-Dollar, z.B. sind 1.037 Mitarbeiter von 1.832 im US-Dollarraum. Die Währungsrisiken werden somit durch „Standort-Hedging" deutlich abgemildert. Insgesamt erzielte Kontron in 2004 einen leichten Dollarüberschuss. Kontron sichert dieses verbleibende Währungsrisiko durch kurzfristige Verkaufsoptionen oder Ausgleich von USD-Vermögen mit USD-Schulden (asset balancing) bestmöglich ab, wodurch das Währungsrisiko trotz der hohen Dollarumsätze auf 0,4% des Umsatzes beschränkt wurde.

29.2. Marktrisiken

Kontron ist stark in verschiedenste vertikale Endmärkte diversifiziert - der größte Endmarkt ist die Automatisierung mit 19% am Gesamtumsatz - und unterliegt damit keinen wesentlichen Marktrisiken. Auch Preisrisiken sind für Kontron nicht relevant, da die Produkte meist kundenspezifisch an die Kundenapplikationen angepasst sind und damit keine Ersatzprodukte von preisaggressiven Konkurrenten angeboten werden. Auf Basis des hohen Anteils von kundenspezifischen Entwicklungen unterliegt Kontron einem hohen Technologierisiko. Sollte der Kunde das von Kontron entwickelte Embedded Computer System nicht oder nur in geringen Stückzahlen einsetzen, werden sich die Entwicklungskosten nicht amortisieren.

29.3. Zinsrisiken

Ein Zinsrisiko, d.h. mögliche Wertschwankungen von Finanzinstrumenten aufgrund von Änderungen der Marktzinssätze, kann sich vor allem bei mittel- und langfristigen festverzinslichen Forderungen und Verbindlichkeiten ergeben. Die Höhe der festverzinslichen insignificantly. No interest hedging contracts are concluded due to the low volume of these financial instruments.

Ausleihungen ist unwesentlich. Aufgrund des geringen Volumens dieser Finanzinstrumente wurden keine Zinssicherungskontrakte abgeschlossen.

29.4. Liquidity risk

A liquidity forecast based on a fixed budget horizon and Kontron AG's existing credit lines ensure that the Kontron group has sufficient liquidity at all times.

29.4. Liquiditätsrisiko

Eine auf festen Planungshorizont ausgerichtete Liquiditätsvorausschau sowie vorhandene Kreditlinien der Kontron AG stellen eine jederzeit ausreichende Liquiditätsversorgung des Kontron Konzerns sicher.

29.5. Non-payment risk

The level of financial assets in the balance sheet gives the maximum non-payment risk, regardless of any existing security, in the event that business partners fail to honor their contractual payment obligations. The policy which is applied to all payment relationships on which the original financial instruments are based, is that to minimize the risk of non-payment, depending on the type and level of the particular payment, credit information is obtained or historical data from the business relationship hitherto are used, in particular the payment behavior, in order to avoid non-payment. For this purpose, the group has installed a comprehensive debtor management system. If non-payment risks are identified for individual financial assets, these risks are reflected in bad debt allowances. There is no identifiable concentration of non-payment risks from business relationships with individual debtors or groups of debtors.

29.5. Ausfallrisiko

Die bilanzielle Höhe der finanziellen Vermögenswerte gibt, ungeachtet bestehender Sicherheiten, das maximale Ausfallrisiko für den Fall an, dass Geschäftspartner ihren vertraglichen Zahlungsverpflichtungen nicht nachkommen können. Für alle den originären Finanzinstrumenten zugrunde liegenden Leistungsbeziehungen gilt, dass zur Minimierung des Ausfallrisikos in Abhängigkeit von Art und Höhe der jeweiligen Leistung Krediteinkünfte eingeholt oder historische Daten aus der bisherigen Geschäftsbeziehung, insbesondere dem Zahlungsverhalten, zur Vermeidung von Zahlungsausfällen genutzt werden. Dafür hat der Konzern ein umfangreiches Debitorenmanagement installiert. Soweit bei den einzelnen finanziellen Vermögenswerten Ausfallrisiken erkennbar sind, werden diese Risiken durch Wertberichtigungen erfasst. Eine Konzentration von Ausfallrisiken aus Geschäftsbeziehungen zu einzelnen Schuldnern bzw. Schuldnergruppen ist nicht erkennbar.

30. Segment information

As part of its segment reporting, the activities of the Kontron group are defined by region as the primary report format and by product line as the secondary report format in accordance with IAS 14 ("segment reporting"). Both segments are based on Kontron's organization and internal reporting structure.

30. Segmentinformationen

Im Rahmen der Segmentberichterstattung werden die Aktivitäten des Kontron Konzerns gemäß IAS 14 („Segmentreporting") nach Regionen als primärem Berichtsformat und nach Produktlinien als sekundärem Berichtsformat abgegrenzt. Beide Segmente sind der Organisation und der internen Berichtsstruktur Kontrons nachempfunden.

Information on the regions:

Differentiation is made between the markets of Western Europe, USA (incl. Canada) and emerging markets (mainly Russia and China), all of which show significantly different levels of economic growth. For this reason, Russia was moved from the Western Europe region to emerging markets in 2004. The comparative figures for 2003 were adjusted accordingly.

The analysis of primary segments is conducted in accordance with SFAS 131 and contains sales and income items with various asset items.

Informationen zu den Regionen:

Es werden die Märkte Westeuropa, USA (inkl. Kanada) sowie Emerging Markets (vornehmlich Russland und China) unterschieden, welche in der Wirtschaftsdynamik deutlich unterschiedliche Entwicklungen zeigen. Aus diesem Grund wurde Russland in 2004 von der Region Westeuropa nach Emerging Markets umgegliedert. Die Vergleichswerte von 2003 wurden entsprechend angepasst.

Die Analyse der Primärsegmente ergibt sich nach SFAS 131 und beinhaltet Umsatz- und Ertragsposten mit verschiedenen Vermögenspositionen.

Information on the product lines:

Here Kontron differentiates between three product-based segments: Embedded Computer Modules, Embedded Computer

Informationen zu den Produktlinien:

Hierbei unterscheidet Kontron in drei produktbasierende Segmente: Embedded Computer Module, Embedded Computer

Systems and Embedded Computer Solutions. The three products differ in their value added within an embedded computer application. Embedded Computer Modules are very generic and are used as identical components in nearly all embedded computer applications. Systems are complete units based on modules and contain customer-specific adaptations. Embedded Computer Solutions contain a high proportion of software and are highly adapted to the customer application.

Other explanations on segment reporting

The segment information is based on the same accounting and valuation methods as the consolidated financial statements. Receivables and payables, income and expenses and earnings between segments are eliminated under "consolidation".

Non-payment expenses are classed as insignificant and are therefore not included.

Segment assets and segment debts contain assets and liabilities which have contributed to earnings before investment earnings. The assets and debts not taken into account on this basis are shown as "non-allocated figures".

The investments are additions to tangible assets and intangible assets in the reporting period.

As far as segment information by product line is concerned, external sales are based on where customers are located.

Kontron AG is not allocated to any segment and is contained in the "consolidation" column.

Kontron differentiates between three inter-company pricing policies: For development services, license payments are charged as a percentage of the sales achieved. Production services are charged at market prices as internal production divisions are in permanent competition with external manufacturers. The marketing of existing products is conducted on the split margin principle whereby the total margin achieved is split equally between the manufacturer of the product and the seller.

Systeme und Embedded Computer Lösungen. Die drei Produkte unterscheiden sich durch ihre Wertschöpfung innerhalb einer Embedded Computer Applikation. Embedded Computer Module sind sehr generisch und werden als identische Bausteine in nahezu allen Embedded Computer Anwendungen eingesetzt. Systeme sind komplette Geräte basierend auf Modulen und beinhalten kundenspezifische Anpassungen. Embedded Computer Lösungen besitzen einen hohen Softwareanteil und sind in hohem Maße an die Kundenapplikation angepasst.

Sonstige Erläuterungen zur Segmentberichterstattung

Den Segmentinformationen liegen grundsätzlich dieselben Ausweis- und Bewertungsmethoden wie dem Konzernabschluss zugrunde. Forderungen und Verbindlichkeiten, Erträge und Aufwendungen sowie Ergebnisse zwischen den Segmenten werden unter „Konsolidierung" eliminiert.

Die nicht zahlungswirksamen Aufwendungen werden als unwesentlich eingestuft und deshalb nicht berücksichtigt.

Das Segmentvermögen und die Segmentschulden beinhalten Aktiva und Passiva, die zur Erzielung des Ergebnisses vor Finanzergebnis beigetragen haben. Die auf dieser Grundlage nicht berücksichtigten Vermögensgegenstände und Schulden werden unter „nicht zugeordnete Werte" ausgewiesen.

Bei den Investitionen handelt es sich um Zugänge von Sachanlagevermögen und immateriellen Vermögenswerten in der Berichtsperiode.

Bei den Segmentinformationen nach Produktlinien richten sich die Außenumsätze nach dem Sitz der Kunden.

Die Kontron AG wird keinem Segment zugeordnet und ist in der Spalte „Konsolidierung" enthalten.

Kontron unterscheidet konzernintern drei Verrechnungsleistungen: Bei Entwicklungsleistungen werden Lizenzzahlungen als Prozentsatz des damit erzielten Umsatzes verrechnet. Produktionsdienstleistungen werden nach Marktpreisen berechnet, da interne Produktionsdivisionen permanent mit externen Fertigern im Wettbewerb stehen. Die Vermarktung von bestehenden Produkten erfolgt nach dem Split-Margin-Prinzip, wobei die erzielte Gesamtmarge zu gleichen Teilen auf den Hersteller des Produktes und auf den Vermarkter aufgeteilt wird.

Segment information by region 2004 Segmentinformationen nach Regionen 2004	Europe Europa	America Amerika	Emerging Markets	non-allocated values Nicht zugeordnete Werte	Consolidation Konsolidierung	Consolidated financial statement Konzernabschluss
Sales Umsatzerlöse of which:/davon:	164.556	118.121	34.077	-	-54.620	262.134
Outside sales Aussenumsatz	133.299	99.685	29.048	-	-	262.032
Internal sales Innenumsatz	31.257	18.436	5.029	-	-54.620	102
Earnings before interest and taxes (EBIT) Ergebnis vor Zinsen und Steuern (EBIT)	7.664	8.425	2.555	-	1.462	20.106
Financial items Finanzergebnis	-	-	-	-	-	-1.466
Income taxes Steuern vom Einkommen und Ertrag	-	-	-	-	-	-4.980
Minority interest Anteile in Fremdbesitz	-	-	-	-	-	-112
Net income Konzernjahresüberschuss	-	-	-	-	-	13.548
Segment assets Segmentvermögen	97.643	40.391	26.178	20.575	93.969	278.756
Segment debts Segmentschulden	21.826	11.694	12.006	21.110	19.590	86.226
Investments Investitionen	3.831	1.403	2.520	-	757	8.511
Depreciation Abschreibungen	2.794	2.111	825	-	1.501	7.231

Segment information by region 2003 Segmentinformationen nach Regionen 2003	Europe Europa	America Amerika	Emerging Markets	non-allocated values Nicht zugeordnete Werte	Consolidation Konsolidierung	Consolidated financial statement Konzern-abschluss
Sales Umsatzerlöse of which:/davon:	140.518	102.422	31.704	-	-45.330	229.314
Outside sales Aussenumsatz	115.006	88.583	25.562	-	-	229.151
Internal sales Innenumsatz	25.512	13.839	6.142	-	-45.330	163
Earnings before interest and taxes (EBIT) Ergebnis vor Zinsen und Steuern (EBIT)	5.379	1.569	-61	-	-31.045	-24.159
Financial items Finanzergebnis	-	-	-	-	-	-1.053
Income taxes Steuern vom Einkommen und Ertrag	-	-	-	-	-	-3.568
Minority interest Anteile in Fremdbesitz	-	-	-	-	-	992
Net income Konzernjahresüberschuss						-27.788
Segment assets Segmentvermögen	92.818	45.264	19.200	19.533	95.213	272.027
Segment debts Segmentschulden	26.298	22.569	8.269	19.672	14.455	91.263
Investments Investitionen	2.288	968	3.444	-	8	6.708
Depreciation Abschreibungen	3.547	5.362	3.040	-	28.362	40.310

Segment information by product line Segmentinformationen nach Produktlinien	Components Module		Systems Systeme		Solutions Lösungen	
	2004	2003	2004	2003	2004	2003
Third party sales Umsatzerlöse Fremde	85.902	77.670	107.550	95.043	68.682	56.601
Segment assets Segmentvermögen	29.282	25.935	88.360	94.237	46.266	37.246
Investments Investitionen	467	599	2.916	4.740	4.332	1.238

31. Relationships with affiliated companies and persons

In 2003, a member of the Management Board sold PEP Electronic Systems GmbH to Kontron AG for a price of TEUR 10. In December 2003 and October 2004, the CEO of a subsidiary of Kontron AG gave a free, personal guarantee of certain future payment obligations of this company to a level of TEUR 2,000.

31. Beziehungen zu nahe stehenden Unternehmen und Personen

Im Jahr 2003 verkaufte ein Vorstandsmitglied die PEP Electronic Systems GmbH an die Kontron AG zu einem Preis von TEUR 10. Die Geschäftsführerin eines Tochterunternehmens der Kontron AG gab im Dezember 2003 und im Oktober 2004 unentgeltlich eine persönliche Garantie für bestimmte zukünftige Zahlungsverpflichtungen dieser Gesellschaft bis zu einer Höhe von TEUR 2.000 ab.

32. Information on Supervisory Board and Management Board

The remuneration paid to members of the Management Board corresponds to the statutory provisions of the law governing public limited companies. The total remuneration comprises fixed and variable components. The variable salary components are based on the results achieved and the financial position of the company. The remuneration is split as follows:

32. Angaben zu Aufsichtrat und Vorstand

Die Vergütung der Mitglieder des Vorstandes entspricht den gesetzlichen Vorgaben des Aktiengesetzes. Die Gesamtvergütung umfasst fixe und variable Bestandteile. Die variablen Gehaltsbestandteile orientieren sich an den erzielten Ergebnissen und der wirtschaftlichen Lage des Unternehmens. Die Vergütung teilt sich wie folgt auf:

	Remuneration fixed Bezüge fix TEUR	**Remuneration variable Bezüge variabel TEUR**
Hannes Niederhauser	44	0
Hans Mühlbauer (until/bis 31.03.2004)	133	0
Ulrich Gehrmann	174	55
Thomas Sparrvik	203	55
Charles Newcomb (as of/ab 01.10.2004)	35	0

As of December 31, 2004, there are no advance payments or loans to members of the Management Board or Supervisory Board. There were also no pension obligations towards members of the supervisory bodies in the reporting year.
The Supervisory Board of Kontron AG, Eching, received remuneration totalling TEUR 54 in the reporting year.

Zum 31. Dezember 2004 bestehen keine Vorschüsse oder Kredite an Mitglieder des Vorstandes oder des Aufsichtsrates. Im Berichtsjahr bestanden auch keine Pensionsverpflichtungen gegenüber Mitgliedern der Aufsichtsgremien.
Der Aufsichtsrat der Kontron AG, Eching erhielt im Berichtsjahr Bezüge in Höhe von TEUR 54.

Directors' Dealings

Chairman of the Board of Directors, Hannes Niederhauser
Transaction: Sale on December 15, 2004
Number: 74,000 units
Price per share: EUR 6.67

Directors' Dealings

Vorstandsvorsitzender Hannes Niederhauser
Transaktion: Verkauf am 15. Dezember 2004
Anzahl: 74.000 Stück
Preis pro Aktie: EUR 6,67

Shares and share options belonging to the Management Board and Supervisory Board:

Aktien und Aktienoptionen des Vorstandes und Aufsichtsrates:

	Shares Aktien	**Share options Aktienoptionen**
Supervisory Board Aufsichtsrat		
Helmut Krings	23.999	20.000
Dr. Jens Neiser (until/bis 31.12.2004)	0	20.000
Pierre McMaster	0	20.000
Prof. Georg Färber (as of/ab 30.06.2004)	1.126	20.000
Hugh Nevin (as of/ab 30.06.2004)	2.800	20.000
David Malmberg (as of/ab 15.10.2004)	0	20.000
Management Board Vorstand		
Hannes Niederhauser	3.013.392	0
Ulrich Gehrmann	195.000	185.000
Thomas Sparrvik	0	175.000
Charles Newcomb (as of/ab 01.10.2004)	73.198	65.000

Positions held by members of the Management Board and Supervisory Board in other supervisory bodies

Mitgliedschaften des Vorstandes und Aufsichtsrates in anderen Kontrollgremien

Management Board: **Vorstand:**	
Hannes Niederhauser Chief Executive Officer/Vorstandsvorsitzender Chief Executive Officer Member of the Supervisory board of/Mitglied des Aufsichtsrates der Kontron Canada Inc., Montreal	
Hans Mühlbauer Vice Chairman/Stv. Vorstandsvorsitzender Member of the Supervisory Board of/Mitglied des Aufsichtsrates der alpha-x digital AG, München	**until/bis 31.03.2004**
Ulrich Gehrmann Director Europe/Vorstand Europa Member of the Board of Directors of/Mitglied des Board of Directors der Kontron Modular Computers Benelux S.A., Brüssel Kontron East Europe Sp.p.o., Warschau Kontron Modular Computers Korea Co., Ltd., Seoul Kontron Technology A/S, Kopenhagen, Dänemark Kontron Italia s.r.l., Venegono Inf. RTSoft ZAO, Moskau, Russland	
Thomas Sparrvik Director America & Asia/Vorstand Amerika & Asien Member of the Board of Directors of/Mitglied des Board of Directors der Kontron America Inc., San Diego Kontron Canada Inc., Montreal Kontron China, Beijing Kontron Embedded Technologies, Taipei, Taiwan	
Charles Newcomb Finance Director/Vorstand Finanzen	**from/ab 01.10.2004**

Supervisory Board: **Aufsichtsrat:**	
Dipl.-Ing. Helmut Krings Management-Consultant -Chairman/Management-Consultant – Vorsitzender Member of the Supervisory Board of/Mitglied des Aufsichtsrates der abaXX TECHNOLOGY AG, Stuttgart (until/bis 03.04.2004) DNSint.com AG, Fürstenfeldbruck ASDIS Software AG, Berlin (from/ab 05.10.2004)	
Dr. Jens Neiser Solicitor - Vice Chairman/Rechtsanwalt - stv. Vorsitzender Chairman of the Supervisory Board of/Aufsichtsratsvorsitzender der getmobile AG, München Vice Chairman of the Supervisory Board of/Stv. Aufsichtsratsvorsitzender der otop AG, Mainz	**until/bis 31.12.2004**
Pierre McMaster Dipl. Ingenieur Member of the Board of Directors of/Mitglied des Board of Directors der Kontron America Inc., San Diego	
Prof. Georg Färber Professor at the Technical University of Munich/Professor an der Technischen Universität München Member of the Supervisory Board of/Mitglied des Aufsichtsrates der TTTech AG, Wien SEP Logistik, Weyarn Softing AG,München (until/bis 16.04.2004)	**from/ab 30.06.2004**
Hugh Nevin Solicitor/Rechtsanwalt Member of the Supervisory Board of/Mitglied des Aufsichtsrates der The Beaumaris Land Company Ltd. BigMachines, Inc. Natresco/Falconbridge, Canada	**from/ab 30.06.2004**
Michael Wilhelm Auditor, Tax Consultant/Wirtschaftsprüfer, Steuerberater Member of the Supervisory Board of/Mitglied des Aufsichtsrates der MWB Wertpapierhandelshaus AG, Gräfelfing	**from/ab 30.06.2004** **until/bis 15.10.2004**

Supervisory Board: Aufsichtsrat:	
David Malmberg Entrepreneur/Unternehmer Chairman of the Board of Directors of/Vorsitzender des Board of Directors der Three Five Systems, Inc., Tempe, Az NYSE Chairman of the Board of Directors of/NYSE Vorsitzender des Board of Directors von Sagebrush Corporation, Edina, MN Private Company Director Marshall and Ilsley Bank, Minnesota Advisory board director PPTV Inc. , Eden Prairie, MN	**from/ab 15.10.2004**

33. Details in accordance with § 160 Section 1 AktG

The following disclosures were made to the company by shareholders:

DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt informed us in accordance with §§ 21 Section 1, 24 WpHG in conjunction with § 10 Section 1a Sentence 2, 1st half of page, KAGG that it exceeded the threshold of 5% of the voting rights in Kontron AG on January 15, 2004 and now holds a voting rights share of 5.53%.

The 3i Group plc, 91 Waterloo Road, London, SE1 8XP, England and 3i Investments plc, 91 Waterloo Road, London, SE1 8XP, England informed us of the following:

The total voting rights share of the 3i Group plc in Kontron AG fell below the threshold of 5% on January 21, 2004 and now stands at 3.96%. Of this figure, 1.98% must be allocated to the 3i Group plc in accordance with § 22 Section 1 Sentence 1 No. 1 WpHG.

The total voting rights share of 3i Investments plc fell below the threshold of 5% on January 21, 2004 and now stands at 4.93% all of which must be allocated to 3i Investments plc in accordance with § 22 Section 1 Sentence 1 No. 6 WpHG.

DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt informed us in accordance with §§ 21 Section 1, 24 WpHG in conjunction with § 32 Section 2 InvG that it fell below the threshold of 5% of the voting rights in Kontron AG on June 18, 2004 and now holds a voting rights share of 4.84%.

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England informed us in accordance with §22 Section 1 No. 6 InvG that it fell below the threshold of 5% of the voting rights in Kontron AG on July 14, 2004 and now holds a voting rights share of 4.92%.

DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt informed us in accordance with §§ 21 Section 1, 24 WpHG in conjunction with § 32 Section 2 InvG that it exceeded the threshold of 5% of the voting rights in Kontron AG on July 27, 2004 and now holds a voting rights share of 5.52%.

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England informed us in accordance with §22 Section 1 No. 6 InvG that it exceeded the threshold of 5% of the voting rights in Kontron AG on August 16, 2004 and now holds a voting rights share of 5.24%.

33. Angaben gemäß § 160 Abs. 1 AktG

Der Gesellschaft wurden folgende Mitteilungen von Gesellschaftern übermittelt:

Die DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 10 Abs. 1a Satz 2, 1. Hlbs. KAGG mitgeteilt, dass sie am 15. Januar 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,53% hält.

Die 3i Group plc, 91 Waterloo Road, London, SE1 8XP, England sowie die 3i Investments plc, 91 Waterloo Road, London, SE1 8XP, England haben uns folgendes mitgeteilt:

Der Gesamtstimmrechtsanteil der 3i Group plc an der Kontron AG hat am 21. Januar 2004 die Grenze von 5% unterschritten und beträgt nun 3,96%. Hiervon sind der 3i Group plc 1,98% gem. § 22 Abs. 1 Satz 1 Nr. 1 WpHG zuzurechnen.

Der Gesamtstimmrechtsanteil der 3i Investments plc hat am 21. Januar 2004 die Grenze von 5% unterschritten und beträgt nun 4,93%, welcher der 3i Investments plc zur Gänze gem. § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen ist.

Die DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 32 Abs. 2 InvG mitgeteilt, dass sie am 18. Juni 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und sie nunmehr einen Stimmrechtsanteil von 4,84% hält.

Die J.P. Morgan Fleming Asset Management (UK) Ltd., London, England hat uns gemäß §22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass sie am 14. Juli 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,92% hält.

Die DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 32 Abs. 2 InvG mitgeteilt, dass sie am 27. Juli 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,52% hält.

Die J.P. Morgan Fleming Asset Management (UK) Ltd., London, England hat uns gemäß §22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass sie am 16. August 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG überschritten hat und nunmehr einen Stimmrechtsanteil von 5,24% hält.

J.P. Morgan Fleming Asset Management (UK) Ltd., London, England informed us in accordance with §22 Section 1 No. 6 InvG that it fell below the threshold of 5% of the voting rights in Kontron AG on September 24, 2004 and now holds a voting rights share of 4.91%.

DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt informed us in accordance with §§ 21 Section 1, 24 WpHG in conjunction with § 32 Section 2 InvG that it fell below the threshold of 5% of the voting rights in Kontron AG on November 09, 2004 and now holds a voting rights share of 4.59%.

Die J.P. Morgan Fleming Asset Management (UK) Ltd., London, England hat uns gemäß §22 Abs. 1 Nr. 6 WpHG mitgeteilt, dass sie am 24. September 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und nunmehr einen Stimmrechtsanteil von 4,91% hält.

Die DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt hat uns gemäß §§ 21 Abs. 1, 24 WpHG i.V.m. § 32 Abs. 2 InvG mitgeteilt, dass sie am 09. November 2004 die Schwelle von 5% der Stimmrechte an der Kontron AG unterschritten hat und sie nunmehr einen Stimmrechtsanteil von 4,59% hält.

34. Affiliated and consolidated companies in the Kontron group

34. Verbundene und einbezogene Unternehmen des Kontron Konzerns

	Kapitalanteil in %	Landeswährung (LW)	Eigenkaptal (in LW)	Jahresergebnis (in LW)
KONTRON Embedded Computers GmbH, Eching	100	TEUR	28.467	24
indirect via/Mittelbar über die KONTRON Embedded Computers GmbH				
KONTRON ECT design s.r.o., Pilsen / Tschechien	100	TCZK	-66	177
KONTRON UK Ltd., Chichester / Großbritannien	100	TGBP	1.736	380
KONTRON Italia S.r.l., Venegono / Italien	100	TEUR	50	2
KONTRON Technology A/S, Hörsholm / Dänemark	100	TDK	-5.163	-9.386
KONTRON Israel Ltd., Herzlia / Israel i.L.	100	TILS	-58	-108
KONTRON Elektronik S.A., Madrid / Spanien i.L.	100	TEUR	143	6.259
KONTRON America Inc., San Diego / USA	100	TUSD	33.793	5.252
KONTRON Modular Computers GmbH, Kaufbeuren	100	TEUR	11.841	1.383
indirect via/Mittelbar über die KONTRON Modular Computers GmbH				
KONTRON Applications GmbH, Ulm	100	TEUR	1.841	0
KONTRON Modular Computers Benelux S.A., Wemmel / Belgien	100	TEUR	955	482
KONTRON EAST Europe Sp.zo.o., Warschau / Polen	97,5	TPLN	2.756	1.377
KONTRON Modular Computers Korea, Seoul / Korea	100	TKRW	18.102	1.092
KONTRON Modular Computers AG, Cham / Schweiz	100	TCHF	6.618	97
indirect via/Mittelbar über die Kontron Modular Computers AG				
MERZ spol. S.r.o., Liberec / Tschechien	70	TCZK	20.273	6.227
KONTRON Canada Inc., Boisbriand / Kanada	100	TCAD	25.849	3.554
Affair 000, Moskau / Russland	100	TRUB	1.802	0
indirect via/Mittelbar über die Affair 000				
RTSoft Projekt 000, Moskau / Russland	100	TRUB	19	0
RTSoft Zao, Moskau / Russland	53	TRUB	102.460	48.018
Business Center RTSoft, Moskau / Russland	53	TRUB	7.700	435
KONTRON Embedded Technology Inc., Taipei / Taiwan	83,49	TWD	340.745	-5
indirect via/Mittelbar über die KONTRON Embedded Technology Inc.				
KONTRON Australia Pty Ltd.,	90	TAUD	-367	-62

	Kapitalateil in %	Landes-wärung (LW)	Eigenkaptal (in LW)	Jahres-ergebnis (in LW)
KONTRON Technology Asia Pacific Co. Ltd., Mauritius	100	TWD	85.034	0
indirect via/Mittelbar über die KONTRON Technology Asia Pacific Co. Ltd.				
KONTRON (Beijing) Technology Co. Ltd.	55,6	TCNY	21.664	1.765
KONTRON Embedded Modules GmbH, Deggendorf	100	TEUR	16.024	-1.196
indirect via/Mittelbar über die KONTRON Embedded Modules GmbH				
KONTRON CSS GmbH, Kaufbeuren	100	TEUR	3.544	0
KONTRON Hamburg	100	TEUR	-523	113
Verwaltungsgesellschaft Dr. Berghaus Soft- und Hardware, Entwicklungs- und Vertriebs GmbH, Hamburg	100	TEUR	37	2

35. Significant events after the end of the financial year

On February 7, 2005, Kontron AG carried out a small rights issue of 3.3 million shares at an issue price of EUR 7,16 to several institutional investors.
Am February 25, 2005, Kontron America Inc., San Diego, acquired all shares in Dolch Computers Inc., Fremont.
No further significant events occurring after the balance sheet reference date until certification of the consolidated financial statements by the Supervisory Board on March 22, 2005, are known.

36. Statement on the Corporate Governance Code

The Board of Directors and Supervisory Board of Kontron AG issued their Declaration of Compliance with the German Corporate Governance Code in accordance with § 161 AktG on December 5, 2002. It was made accessible to shareholders by publication on the company Web site on February 26, 2003.
The Declaration was updated in accordance with the new recommendations of the Corporate Governance Code and placed on the company Web site on December 30, 2004.

35. Wesentliche Ereignisse nach Ende des Geschäftsjahres

Am 7. Februar 2005 hat die Kontron AG eine kleine Kapitalerhöhung über 3,3 Mio. Stück Aktien zum Ausgabepreis von EUR 7,16 an mehrere institutionelle Anleger durchgeführt.
Am 25. Februar 2005 hat Kontron America Inc., San Diego 100% der Gesellschaftsanteile der Dolch Computer Systems Inc., Fremont übernommen.
Weitere wesentliche Ereignisse nach dem Bilanzstichtag sind bis zum Feststellungszeitpunkt des Konzernabschlusses durch den Aufsichtsrat am 22. März 2005 nicht bekannt.

36. Erklärung zu Corporate Governance Kodex

Die Entsprechenserklärung zum Corporate Governance Kodex gemäß § 161 AktG wurde vom Vorstand und Aufsichtsrat der Kontron AG am 05. Dezember 2002 abgegeben. Sie wurde am 26. Februar 2003 durch Einstellung auf der Homepage den Aktionären dauerhaft zugänglich gemacht.
Die Entsprechenserklärung wurde gemäß den neuen Empfehlungen des Corporate Governance Kodex aktualisiert und am 30. Dezember 2004 auf der Homepage eingestellt.

Eching, in March/ im März 2005
Kontron AG
Board of Directors/Die Vorstände

Hannes Niederhauser   Charles Newcomb

Ulrich Gehrmann   Thomas Sparrvik

➢ IV. Report of the Supervisory Board
➢ IV. Bericht des Aufsichtsrates

In four meetings in the financial year 2004, one of which was held in San Diego, the head office of the American subsidiary, the Supervisory Board and the Management Board discussed the company's position, the integration and strategic development of the different divisions as well as various individual subjects.

The Management Board briefed the Supervisory Board thoroughly in each meeting through its management reports, as well as in the course of its monthly reporting, on the financial position of the company and the growth of the business in each individual division. Special events which could not be discussed in the course of a meeting for reasons of time, were reported in writing or via telephone conferences.

The Supervisory Board also scrutinized the corporate plans, in particular with regard to the imminent mergers and acquisitions in the reporting year, and discussed the resulting subjects with the Management Board. To the extent that measures to be taken were tied to the approval of the Supervisory Board, the Supervisory Board approved them subsequent to thorough examination.

The annual statement of accounts as of December 31, 2004 were prepared in accordance with German accounting regulations, and were audited by Deloitte & Touche GmbH, Munich, taking into consideration the accounts and the management report. This also applies to the consolidated financial statements, which were prepared in accordance with IFRS accounting principles, and to the group management report. The auditors' report raised no objections. Deloitte & Touche GmbH issued unqualified certificates of approval for the annual statement of accounts and the consolidated financial statements.

These documents and the auditors' reports were available to the Supervisory Board. They were discussed in the joint meeting of the Supervisory Board and the Management Board in the presence of the auditors.

After inspecting the accounts, the Supervisory Board came to the conclusion that there were no objections to be raised, and associated itself with the auditors' report. It has therefore approved and certified Kontron AG's annual statement of accounts.

The Supervisory Board would like to thank all members of staff at the Kontron group for their high level of commitment in a further phase of extensive internal changes against the backdrop of a continuing climate of tough economic conditions. Our people laid the foundations for a successful financial year, and we aim to repeat this success in the current year.

Im Geschäftsjahr 2004 haben sich Aufsichtsrat und Vorstand gemeinsam in vier Sitzungen, davon eine in San Diego, dem Sitz der amerikanischen Tochterfirma, mit der Lage des Unternehmens, der Integration und strategischen Entwicklung der Geschäftsbereiche sowie mit verschiedenen Einzelthemen befaßt.

Der Vorstand hat den Aufsichtsrat in den jeweiligen Sitzungen mit seinen Lageberichten sowie im Rahmen der monatlichen Berichterstattung umfassend über die wirtschaftliche Situation des Unternehmens und die Geschäftsentwicklung der einzelnen Geschäftsbereiche informiert. Über besondere Vorgänge, die aus terminlichen Gründen nicht im Rahmen einer Sitzung behandelt werden konnten, wurde schriftlich oder in Telefonkonferenzen berichtet.

Der Aufsichtsrat hat sich zudem mit der Unternehmensplanung, insbesondere im Hinblick auf die im Berichtsjahr anstehenden Verschmelzungen und Akquisitionen, beschäftigt und die daraus resultierenden Themen mit dem Vorstand erörtert. Soweit Maßnahmen an die Zustimmung des Aufsichtsrates gebunden waren, hat der Aufsichtsrat diesen nach eingehender Prüfung zugestimmt.

Der nach den deutschen Bilanzierungsvorschriften erstellte Jahresabschluß zum 31. Dezember 2004 ist unter Einbeziehung der Buchführung und des Lageberichts von der Deloitte & Touche GmbH, München, geprüft worden. Dies gilt auch für den nach den Rechnungslegungsgrundsätzen von IFRS aufgestellten Konzernabschluß und den Konzernlagebericht. Die Prüfung der Wirtschaftsprüfer hat zu keinen Einwendungen geführt. Die Deloitte & Touche GmbH hat dem Jahresabschluß und dem Konzernabschluß jeweils einen uneingeschränkten Bestätigungsvermerk erteilt.

Diese Unterlagen sowie die Prüfberichte des Abschlußprüfers haben dem Aufsichtsrat vorgelegen. Sie wurden in der gemeinsamen Sitzung von Aufsichtsrat und Vorstand im Beisein des Prüfers erörtert.

Der Aufsichtsrat hat als Ergebnis seiner eigenen Prüfung festgestellt, dass Einwendungen nicht zu erheben sind und sich dem Ergebnis der Prüfung durch den Abschlußprüfer angeschlossen. Er hat den Jahresabschluss der Kontron AG gebilligt und damit festgestellt.

Allen Mitarbeiterinnen und Mitarbeitern der Kontron-Gruppe dankt der Aufsichtsrat für ihr hohes Engagement in einer weiteren Phase umfangreicher interner Veränderungen bei andauernden schwierigen wirtschaftlichen Bedingungen. Sie haben die Basis für ein erfolgreiches Geschäftsjahr geschaffen, das es im laufenden Jahr zu wiederholen gilt.

Eching, in March/im März 2005
The Supervisory Board/Der Aufsichtsrat

Dipl.-Ing. Helmut Krings
Chairman/Vorsitzender

➤ V. Declaration of compliance by Kontron AG

with the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Law [AktG]

➤ V. Entsprechenserklärung der Kontron AG

zum Deutschen Corporate Governance Kodex gemäß § 161 AktG

The Management Board and Supervisory Board declare that since their last declaration, the recommendations by the Government Commission on the German Corporate Governance Code (in the version of May 21, 2003) published by the Federal Ministry of Justice in the official section of the electronic version of the Official Gazette of the Federal Republic have been and are being complied with, subject however to the following exceptions.

1. ***With regard to D&O insurance, the Company has currently agreed no self-insured deductible for members of the Supervisory Board.*** *(Code Figure 3.8)*
   Whereas the Company has agreed appropriate self-insured deductibles through the medium of individual contracts with members of the Management Board, no such agreement has currently been entered into with members of the Supervisory Board.
   The Management Board and the Supervisory Board are of the opinion that given the low level of the remuneration scheme at Kontron AG, agreement on a self-insured deductible for the Supervisory Board is not currently meaningful.

2. ***The remuneration paid to members of the Management Board does indeed include both fixed and short-term variable components, but does not include variable components with a long-term incentive effect.***
   (Code Figur 4.2.3, Sentence 1)
   The Management Board and Supervisory Board are of the opinion that the members of the Management Board of Kontron AG do not require remuneration components with a long-term incentive effect, as they already have a substantial stake in Kontron AG through their holdings of shares or options. This guarantees that the Board members are oriented toward the long-term success of Kontron AG. Moreover, the incentive effect is tied to the overall success of the Kontron Group rather than simply being linked to individual remuneration-related performance parameters. The fact that the Board members are themselves shareholders safeguards the synchronization of interests between the management and the remaining stockholders which remuneration components with a long-term incentive effect would otherwise be intended to achieve. There is no further need for any additional incentive effect.

3. ***The fundamentals of the Management Board remuneration system include no statement of the value of share options.*** *(Code Figure 4.2.3, Para. 2, Sentence 2)*
   The management Board and Supervisory Board are of the opinion that a statement of the unit numbers granted is adequate. A statement of the value of options is considered by the Management Board and Supervisory Board to be dispensable.

Vorstand und Aufsichtsrat erklären, dass seit der letzten Erklärung den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekannt gemachten Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" (Fassung vom 21. Mai 2003) entsprochen wurde und wird, jedoch mit folgenden Ausnahmen:

1. ***Die Gesellschaft hat derzeit für die Mitglieder des Aufsichtsrats keinen Selbstbehalt bezüglich der D&O-Versicherung vereinbart.*** *(Kodex Ziffer 3. 8)*
   Während die Gesellschaft mit den Mitgliedern des Vorstands auf individualvertraglicher Grundlage einen angemessenen Selbstbehalt vereinbart hat, wird eine entsprechende Vereinbarung mit den Mitgliedern des Aufsichtsrats derzeit nicht getroffen.
   Vorstand und Aufsichtsrat der Kontron AG sind der Auffassung, dass die Vereinbarung eines Selbstbehalts für den Aufsichtsrat auf Basis des niedrigen Vergütungsschemas bei der Kontron AG zur Zeit nicht sinnvoll ist.

2. ***Die Vergütung der Vorstandsmitglieder umfasst bei den Mitgliedern des Vorstands zwar fixe und kurzfristige variable Bestandteile, nicht aber variable Bestandteile mit langfristiger Anreizwirkung.*** *(Kodex Ziffer 4.2.3, Satz 1)*
   Vorstand und Aufsichtsrat sind der Auffassung, dass die Mitglieder des Vorstand der Kontron AG keine variablen Vergütungskomponenten mit langfristiger Anreizwirkung benötigen, da sie bereits in beachtlicher Höhe an der Kontron AG als Aktionäre oder Optionsinhaber beteiligt sind. Auf diese Weise ist eine Orientierung am langfristigen Erfolg der Kontron AG gewährleistet. Die Anreizwirkung ist zudem an den Gesamterfolg der Kontron-Gruppe und nicht lediglich an einzelne vergütungsrelevante Erfolgsparameter gebunden. Als Mitaktionäre ist der Interessengleichlauf zwischen der Geschäftsführung und den übrigen Anteilseignern, den Vergütungsbestandteile mit langfristiger Anreizwirkung bewirken sollen, bereits gewährleistet. Einer zusätzlichen Anreizwirkung bedarf es nicht mehr.

3. ***Bei den Grundzügen des Vergütungssystems für den Vorstand werden keine Angaben zum Wert von Aktienoptionen gemacht.*** *(Kodex Ziffer 4.2.3, Absatz 2, Satz 2)*
   Vorstand und Aufsichtsrat sind der Ansicht, dass die Angabe der begebenen Stückzahl ausreichend ist. Die Angabe des Wertes der Optionen halten Vorstand und Aufsichtsrat für entbehrlich.

4. ***Significant and not merely temporary conflicts of interest in the person of a Supervisory Board member do not cause that member's mandate to be terminated provided that the Supervisory Board votes unanimously for a continuation of the said mandate.*** *(Code Figure 5.5.3, Sentence 2)*
In the view of the Management Board and Supervisory Board of Kontron AG, the Company and its shareholders are adequately protected even in the event of enduring and significant conflicts of interest in the person of individual Supervisory Board members provided that the Supervisory Board has knowledge of the situation, the shareholders are made aware of the relevant conflicts of interest at the General Meeting and the continuation of the said mandate is not in the hands of the Supervisory Board member concerned. In contrast to the compulsory termination of the member's mandate proposed by the Code, the decision-making and preventive powers afforded to the Supervisory Board as a whole by the rules of procedure for the Kontron AG Supervisory Board permit a flexible balance to be drawn between the conflicting interests which takes adequate account of the consequences of a resignation.

5. ***Information regarding the remuneration paid to Supervisory Board members is not presented on an individualized basis.*** *(Code Figure 5.4.5, Para. 3)*
The Management Board and Supervisory Board are of the opinion that an individual statement of the emoluments received by individual members of the Supervisory Board offers no discernible advantage. However, consideration is being given to an individualized presentation in the event that the emoluments received by the Supervisory Board as a whole should exceed an overall limit of EUR 50,000 in one financial year.

Eching, December 2004
Management Board and Supervisory Boards
of Kontron AG

4. ***Wesentliche und nicht nur vorübergehende Interessenskonflikte in der Person eines Aufsichtsratsmitglieds führen dann nicht zur Beendigung des Mandats, wenn der Aufsichtsrat einstimmig für die Fortsetzung des Mandat gestimmt hat.*** *(Kodex Ziffer 5.5.3, Satz 2)*
Aus Sicht von Vorstand und Aufsichtsrat der Kontron AG besteht ein hinreichender Schutz der Gesellschaft und der Anteilseigner selbst bei dauerhaften und wesentlichen Interessenkonflikten einzelner Aufsichtsratsmitglieder bereits dann, wenn der Aufsichtsrat hiervon Kenntnis hat, die Aktionäre über entsprechende Interessenkonflikte in der Hauptversammlung aufgeklärt werden und die Fortführung des Mandatsverhältnisses nicht in der Hand des betreffenden Aufsichtsratsmitglieds liegt. Im Gegensatz zu der vom Kodex vorgeschlagenen zwingenden Beendigung des Mandatsverhältnisses gestattet die in der Geschäftsordnung des Aufsichtsrats der Kontron AG vorgesehene Entscheidungs- und Abwendungskompetenz des Gesamtaufsichtsrats eine flexible, die Folgen eines Rücktritts angemessen berücksichtigende Abwägung der widerstreitenden Interessen.

5. ***Die Angaben der Vergütung der Mitglieder des Aufsichtsrats erfolgt nicht individualisiert.*** *(Kodex Ziffer 5.4.5, Absatz 3)*
Vorstand und Aufsichtsrat sind der Ansicht, dass die individuelle Angabe der Bezüge der einzelnen Mitglieder des Aufsichtsrats keinen erkennbaren Vorteil verspricht. Es ist jedoch angedacht, eine Individualisierung dann vorzunehmen, wenn die Summe der Bezüge des Gesamtaufsichtsrats die Grenze von insgesamt EUR 50.000 in einem Geschäftsjahr überschreiten sollte.

Eching, im Dezember 2004
Vorstand und Aufsichtsrat
der Kontron AG

➤ VI. Independent Auditors' Report
➤ VI. Bestätigungsvermerk des Abschlussprüfers

We have audited the consolidated financial statements, comprising the income statement, the balance sheet, the statement of cash flows and the statement of changes in shareholders' equity as well as the notes to the financial statements prepared by the Kontron AG, Eching, for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on whether these consolidated financial statements are in accordance with the IFRS based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the group for the business year in accordance with the IFRS.

Wir haben den von der Kontron AG, Eching, aufgestellten Konzernabschluss, bestehend aus Gewinn- und Verlustrechnung, Bilanz, Kapitalflussrechnung, Eigenkapitalspiegel und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung zu beurteilen, ob der Konzernabschluss den IFRS entspricht.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den IFRS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage sowie der Zahlungsströme des Geschäftsjahres des Konzerns.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Unsere Prüfung, die sich auch auf den vom Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht der Kontron AG, Eching, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

Munich, March 22, 2005/München, 22. März 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Steppan)	(Götz)
Auditor/Wirtschaftsprüfer	Auditor/Wirtschaftsprüfer

➤ Notice
➤ Notizen

➤ VII. Glossary
➢ VII. Glossar

ACPP	Applied Computer Provider Program	Intel® embedded computing partner program
Application	Software solutions/application programs to fulfil certain functionalities	Software Lösungen/Anwendungsprogramme für bestimmte Funktionen
ATCA	Advanced telecom computing architecture, standard defined by PICMG with the collaboration of Kontron that defines boards/systems especially suited for telecommunication applications	Advanced Telecom Computing Architecture, von der PICMG3 unter Mitwirkung von Kontron definierter Board/System Standard, der besonders für Telekommunikationsanwendungen geeignet ist
AMC	Standard for CPU modules, defined with ATCA	Standard für CPU Module, definiert innerhalb des ATCA Standards
Board	Computer board	Computerplatine
Bussystem	System for data transfer (e.g. ISA; PCI; PISA®)	System zum Datenaustausch (z.B. ISA; PCI; PISA®)
Byte	Unit of 8 bits, encodes characters or numbers from 0...255	Einheit von 8 bits, codiert ein Zeichen oder Zahlen von 0 bis 255
CPU	Central Processing Unit, Core element of a computer	Central Processing Unit, zentraler Baustein eines Computers
CPCI (Compact PCI)	Defined standard board format. Defined by PICMG in collaboration with Kontron that uses DIN board format in collaboration with PCI bus	Von der PICMG unter Mitwirkung von Kontron definierter Boardstandard im Europakartenformat mit PCI-Bus
ECT	Embedded computer technology	Embedded Computer Technologie
ECB	Embedded computer boards; can be integrated into devices	Rechnerplatinen zur Integration in Geräte
Embedded Linux	Open UNIX operating system, especially suitable for embedded applications	Offenes UNIX Betriebssystem, besonders geeignet für Embedded Applikationen
ETX	Standard for CPU modules, as defined by Kontron	Von Kontron definierter führender Standard für CPU Module
IPMI	Intelligent Platform Management Interface	Standard für Systemplatform-Management
PICMG	Association of appr. 250 well-known manufacturers and users of embedded computer technology, co-founded by Teknor, members are e.g. Compac, IBM, Intel®, HP	PCI Industrial Computers Manufacturers Group Assoziation von ca. 250 namhaften ECT Anwendern und Herstellern, von Teknor mitgegründet, Mitglieder sind z.B. Compac, IBM, Intel®, HP etc.
Intel® Pentium® M-Prozessor	CPU chip from Intel with high performance and low power consumption	Prozessor CPU Chip von Intel, hohe Rechenleistung bei kleinem Stromverbrauch
PCIexpress	New serial interconnect standard, defined by Intel® and function compatible with PCI	Neuer serieller Verbindungsstandard, von Intel® definiert und kompatibel zu PCI
VME (Versa Module Eurocard)	Eurocard format (DIN) with VME backplane bus definition	Computerkartenformat nach DIN-Standard mit einem speziellen Backplane BUS-Protokoll
WindowsXP Embedded	Embedded computer standard by Microsoft	Embedded Computerstandard von Microsoft

➢ Addresses

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching/Munich
Tel.: +49 (0) 8165 77 0
Fax: +49 (0) 8165 77 222
investor@kontron.com

Kontron Embedded Computers GmbH
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel.: +49 (0) 8165 77 0
Fax: +49 (0) 8165 77 219
sales@kontron.com

Kontron Embedded Modules GmbH
Brunnwiesenstr. 16
D-94469 Deggendorf
Tel.: +49 (0) 991 370 24 0
Fax: +49 (0) 991 370 24 102
sales-kem@kontron.com

Kontron Modular Computers GmbH
Sudetenstr. 7
D-87600 Kaufbeuren
Tel.: +49 (0) 8341 803 0
Fax: +49 (0) 8341 803 339
sales@kontron.com

Kontron Canada Inc.
616, Curé-Boivin, Boisbriand, Quebec,
Canada, J7G 2A7
Tel.: +1 450 437 5682
Fax: +1 450 437 8053
sales@ca.kontron.com

Kontron Mobile Computing
3178 Laurelview Court
US-CA 94538 Fremont
Tel.: +1 877 347 4938
Fax: +1 510 490 2360
sales@kontronmobile.com

Kontron America Inc.
6260 Sequence Drive
US-CA 92121 San Diego
Tel.: +1 858 677 0877
Fax: +1 858 677 0898
sales@us.kontron.com

Kontron Embedded Technology
2F, No. 2, Lane 50, Nankang Rd.,
TW-Taipei Sec. 3, Nankang District Taiwan
Tel.: +886 2 27 82 02 01
Fax: +886 2 27 82 74 86

Kontron China
5F, No. 5, Haiying Rd., Fengtai Science Park
Beijing, 100070 P. R. China
Tel: +86 10 63751188
Fax: +86 10 83682438

Kontron Russia
Nikitinskaya str. 3
RUS-105037 Moscow
Tel: +7 (095) 742 68 28
Fax: +7 (095) 742 68 29

Sales Office Japan
205 San-Grace Miyamaedaira, Maginu 1897,
Miyamae-Ku, Kawasaki City
J-216-0035 Kanagawa-Ken

Sales Office Korea
RM606 Chonggu Bluevill,
11-1 Sune-dong, Bundang-ku Sungnam
KO-463-020 Kyungki-do

Kontron Australia Pty Ltd.
Unit 16, 12 Yatala Road, Mt Kuring-Gai
AUS-Sydney, NSW 2080
Tel.: +612 9457 0047
Fax: +612 9457 0069

Kontron Embedded Modules GmbH
Tour de l'Horloge
4 Place Louis Armand
F-75012 PARIS
Tel.: +33 1 30 17 89 51
Fax: +33 1 30 32 87 29

Kontron UK Ltd.
Ben Turner Industrial Estate,
Oving Road
GB-Chichester, West Sussex PO19 4ET
Tel.: +44 1243 523 500
Fax: +44 1243 532 949

Kontron Elektronik S.A.
C/ Gobelas, 21
E-28023 Madrid
Tel.: +34 (0) 9 17 10 21 45
Fax: +34 (0) 9 17 10 21 52

Kontron Technology A/S
Dr. Neergaards Vej 5D
DK-2970 Hørsholm
Tel.: +45 4576 1016
Fax: +45 4576 1017

Kontron Belgium
Koning Albert 1 - Laan 46
B-1780 Wemmel
Tel.: +32 (0) 2456 0640
Fax: +32 (0) 2461 0031

Kontron Eastern Europe
ul. Nied'zwiedzia 8b
PL-02-737 Warszawa
Tel.: +48 2 28 53 44 29
Fax: +48 2 28 53 44 62

Kontron Italia S.r.l.
Via Kennedy, 34
I-21040 Venegono Inferiore (VA)
Tel.: +39 0331 827895
Fax: +39 0331 828703

Kontron Czech s.r.o.
U Sirotcince 353/7
CZ-460 01 Liberec
Tel.: +42 (0) 485 100 272
Fax: +42 (0) 485 100 273

Sales Office Israel
P.O. Box 58110
IL-61580 Tel-Aviv
Tel.: +972 3 644 77 75
Fax: +972 3 644 55 75

➢ Impressum

Published 2005 by:	Kontron AG, Eching
Text:	Engel & Zimmermann AG, München
Photography:	Quirin Leppert, München (pictures Kontron staff)
Concept:	Marketing Communications, Kontron Engel & Zimmermann AG, München Werbung & Media Huber, Malching
Art Direction:	Werbung & Media Huber, Malching

END

kontron
... always a Jump ahead!

Kontron AG
Oskar-von-Miller-Strasse 1
D-85386 Eching
Tel. +49 (0) 81 65 77 0
Fax +49 (0) 81 65 77 385
Investor Relations: Gaby Moldan
investor@kontron.com
www.kontron.com